MINRAD INTERNATIONAL, INC.
847 Main Street
Buffalo, New York 14203

                                October 3, 2005

Securities and Exchange Commission
Division of Corporation Finance
100F Street, N.E.
Washington, DC 20549
Attention: Song P. Brandon
Mail Stop: 6010

Ladies/Gentlemen:

Re:	Minrad International, Inc. (the "Registrant") - Registration Statement on Form SB-2; File No. 333-126359

        In connection with the above-referenced Registration Statement and pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), the Registrant hereby requests that the effectiveness of the above-referenced registration statement be accelerated to 4:30 p.m., EDST, October 3, 2005, or as soon thereafter as is practicable.

    We hereby confirm that:

•	the Registrant is aware of its obligations under Securities Act;

•	should the Securities and Exchange Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                                                            Sincerely,

                                                                                        MINRAD INTERNATIONAL, INC.

                                                                                        By: /s/ William H. Burns, Jr.
                                                                                                William H. Burns, Jr.
                                                                                                Chairman and
                                                                                                Chief Executive Officer

As filed with the Securities and Exchange Commission on  ~~September 23,~~October 3, 2005
Registration No. 333-126359

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO.  ~~2~~3

TO

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MINRAD INTERNATIONAL, INC.
( Name of small business issuer in its charter)

Delaware	3841	870299034
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code)	Identification Number)

847 Main Street, Buffalo, NY 14203
(716) 855-1068
(Address and telephone number of principal executive offices and place of business)
________________________
William H. Burns, Jr.
Minrad International, Inc.
847 Main Street
Buffalo, New York 14203
(716) 855-1068
(Name, address and telephone of agent for service)
_____________________________
Copies to:
Ward B. Hinkle, Esq.
Hodgson Russ LLP
One M&T Plaza, Suite 2000
Buffalo, NY 14203
(716) 856-4000
_____________________________
Approximate date of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

Calculation or Registration Fee: Fee previously calculated and paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling security holders will not sell these securities until after the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED ~~SEPTEMBER __,~~OCTOBER 3, 2005

~~MINRAD~~Minrad International, Inc.
25,120,561 Shares of Common Stock

__________________

This prospectus relates to the offer for sale of up to 25,120,561 shares of our common stock, an amount equal to about 88.4% of our currently outstanding common stock, by certain existing holders of the securities, referred to as selling securityholders throughout this document. ~~The shares of common stock to be sold by the selling security holders include:~~

 ~~•~~ 	~~9,964,686 outstanding shares held by the selling securityholders;~~
 ~~•~~ 	~~8,619,000 shares issuable to the selling securityholders upon conversion of Series A preferred stock or as a result of common stock dividends on the Series A preferred stock;~~
 ~~•~~ 	~~5,008,305 shares issuable to the selling securityholders upon exercise of warrants; and~~
 ~~•~~ 	~~1,528,570 shares issuable to the selling securityholders upon conversion of obligations under convertible promissory notes.~~

~~All of the shares being offered by this prospectus are being offered by the selling securityholders named in this prospectus. This offering is not being underwritten. We will not receive any of the proceeds from the sale of the shares of our common stock in this offering. If the warrants are exercised so that the underlying shares may be sold, we will receive the exercise price of the warrants, which vary from $1.25 to $3.85 per share. If the convertible notes are converted so that the underlying shares may be sold, we will be relieved of the debt obligations under the notes at a rate of $1.75 per share. The selling securityholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the common stock or interests therein from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices, or at privately negotiated prices. We will pay all expenses of registering this offering of securities.~~

The common stock is traded in the over-the-counter market and prices are quoted on the NASD Bulletin Board under the symbol "MNRD.OB." On June 28, 2005, the last reported bid price was $2.50. Except under certain circumstances, the selling security holders will sell the shares from time to time through independent brokerage firms in the over-the-counter market at market prices prevailing at the time of sale.

Investing in our stock involves substantial risks. See "Risk Factors" beginning on page ~~__.~~4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
__________________

The date of this Prospectus is ~~September __,~~October 3, 2005

____________________________

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

____________________________

SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that may be important to you. We encourage you to read carefully this entire prospectus, including the information under "Risk Factors" and the consolidated financial statements and the related notes included elsewhere in this prospectus before making an investment decision.

Our Company

Through Minrad Inc., we operate an acute care business with two product lines: (1) real-time image guidance and (2) anesthesia and analgesia. We currently sell patented real-time image guidance technologies that enable medical professionals to improve the accuracy of interventional procedures and reduce the exposure to radiation. We expect to begin marketing SabreSourceTM, a second-generation real-time image guidance system, in September of 2005. Our real-time image guidance products have broad applications in orthopedics, neurosurgery, interventional radiology and anesthesia. We manufacture and market generic inhalation anesthetics for use in connection with human and veterinary surgical interventions. We are also developing a drug/drug delivery system for conscious sedation, which, similar to nitrous oxide used in dental surgery, provides a patient with pain relief without loss of consciousness.

Our business was organized in 1994 as a Delaware corporation under the name Minrad Inc. On December 16, 2004, the shareholders of Minrad completed the acquisition of Minrad International, Inc., a Nevada corporation formerly known as Technology Acquisition Corporation. We effected the acquisition through a reverse triangular merger, whereby Minrad merged with and became a wholly owned subsidiary of Minrad International. At the time of the merger, Minrad International was a publicly traded shell corporation -- a company without significant assets or operations whose common stock was registered under the Securities Exchange Act.

Minrad International was re-incorporated in Delaware on April 25, 2005. Our executive offices are located at 847 Main Street, Buffalo, New York 14203, and our telephone number is (716) 855-1068. Our web site address is www.minrad.com. Information contained on our web site is not a part of this prospectus.

The Offering

Shares offered by selling securityholders

The selling stock holders will offer and sell up to an aggregate of 25,120,561 shares of common stock (of which 9,964,686 are currently outstanding), an amount equal to about 88.4% of our currently outstanding common stock. For a list of the selling stockholders and the amount of shares that each of them expects to sell, see "Selling Securityholders."

The offering is being made by the selling securityholders for their benefit. We will not receive any of the proceeds of their sales of common stock.

Our common stock

As of August 22, 2005, there were approximately 28,464,000 shares of our common stock outstanding. Our stock is traded in the over-the-counter market and quoted on the NASB bulletin board under the symbol "MNRD.OB." See "Market for Our Capital Stock."

Plan of distribution

We expect that the selling securityholders will sell the shares primarily through sales into the over-the-counter market made from time to time at prices that they consider appropriate. See "Plan of Distribution."

Background of the offering

We have sold significant amounts of our common stock, convertible preferred stock, common stock purchase warrants, and convertible promissory notes, in order to fund our operations and the development of our products, manufacturing capacity, and marketing capabilities. These securities have been sold in private offerings to investors in which one of the terms of the offering was our agreement to register the sale of the common stock by the investors, including sales of common stock to be issued to investors on conversion of the convertible preferred stock, common stock to be issued to the investors under warrants to purchase common stock, common stock to be issued to investors upon conversion of convertible promissory notes, and common stock to be issued to placement agents upon exercise of warrants issued to them or their designees in connection with the offerings.

In the most recent private offering, we sold 11,260 shares of Series A convertible preferred stock (that are convertible into 500 shares of common stock each) and warrants to purchase 2,815,000 shares of common stock at $3.85 per share. At the initial closing on June 10, 2005, investors purchased a total of 7,035 shares of Series A preferred and warrants to purchase 1,758,750 shares of common stock, at a second closing on June 21, 2005, investors purchased 3,000 shares of Series A preferred together with warrants to purchase an additional 750,000 shares of common stock, and at a third closing on July 1, 2005, investors purchased a total of 1,225 shares of Series A preferred together with warrants to purchase an additional 306,250 shares of common stock.

This registration includes the shares of common stock issuable under the Series A convertible preferred and upon exercise of the related warrants under registration rights granted to the investors in connection with our most recent private offering, and it also includes shares issued or issuable in connection with previous private placements under registration rights granted to the purchasers in those offerings. This registration covers:

•	8,619,000 shares of common stock that are or may become issuable to holders of Series A convertible preferred and 3,659,500 shares of common stock that may be issued upon exercise of related warrants to purchase common stock that are exercisable at $3.85 per share;
•	8,057,726 shares of common stock resulting from shares originally sold by Minrad Inc. under a series of private placements and then exchanged for our shares under the terms of the merger of Minrad Inc. our subsidiary on December 16, 2004;
•	1,000,000 shares of common stock issued by us on May 20, 2004 as part of 1,800,000 shares of common stock paid to retire an outstanding promissory note for $75,000;
•	906,960 shares of common stock sold by us at $1.75 per share in private placements between July 15, 2004 and February 7, 2005;
•	 ~~1,903,570~~1,528,570 shares of common stock that are or may become issuable to holders upon conversion of $2.5 million of outstanding convertible promissory notes and upon exercise of 375,000 shares of common stock issuable upon exercise of related warrants at $1.75 per share held by investors or their transferees; and
•	973,805 shares of common stock issuable upon exercise of warrants at prices ranging from $1.25 to $2.00 that we issued to placement agents (or their designees) who assisted us and Minrad Inc. in making private placements of securities.

RISK FACTORS

An investment in our common stock is speculative and involves a high degree of risk. You should carefully consider the following important risks and uncertainties in connection with any investment in our common stock. If the damages threatened by any of the following risks actually occur, our business, financial condition or results of operations would likely suffer significantly. In any of those cases, the value of our common stock could decline significantly, and you may lose all of part of your investment.

We are subject to a number of risks, including those enumerated below. Any or all of these risks could have a material adverse effect on our business, financial condition, results of operations, and cash flows and on the market price of our common stock.

Risks Related to Our Business

We are currently in a growth stage and may experience setbacks in both business and product development.

We began manufacturing and marketing generic inhalation anesthetics in December of 2000, and we began production of SabreSourceTM, our second generation real-time image guidance system, for testing purposes in August 2005. We expect to begin marketing SabreSourceTM in September of 2005. We also are beginning development of a drug/drug delivery system for conscious sedation. We are subject to all of the risks inherent in both the creation of a new business and the development of new and existing products, including the absence of a history of significant operations. Our operations, especially in our real-time image guidance line of business, have been limited, and, as a result, we must establish many functions that are necessary to conduct business. These areas include managerial and administrative structure, sales and marketing activities, financial systems and personnel recruitment.

We have historically experienced operating losses and expect to continue to experience losses in the future.

Our operating subsidiary has not been profitable since its inception in 1994. As of June 30, 2005, after giving effect to the merger, we had an accumulated aggregate deficit of approximately $33.4 million, and during the period from October 1, 2002 through June 30, 2005 we generated aggregate revenues of approximately $12.55 million of which we derived approximately 97% from the sale of inhalation anesthesia and analgesia products. We may continue to incur additional losses in the future as a result of a high level of operating expenses, significant up-front expenditures for production and marketing activities and very limited revenue from the sale of our products.

We currently sell the generic inhalation anesthetics, isoflurane and enflurane, and we expect to begin marketing our SabreSourceTM real-time image guidance system and related products in September of 2005. We may never realize significant revenues, or be profitable, from the sale of our products. Each of the following factors, among others, may influence the timing and extent of our profitability, if any:
regulatory approval or clearance of our products;
market acceptance of our products and innovations;
our ability to effectively manufacture our products; and
our ability to efficiently market and distribute our products to customers.

We have recently been delinquent in meeting obligations with various service providers, vendors and lenders.

Due to cash flow constraints, in the recent past we were in significant arrears to some of our service providers and other vendors, and we were unable to pay all of our financial obligations as they became due. We were delinquent from time to time on loan payments to Bayview Loan Servicing under an $875,000 mortgage note and to the Buffalo & Erie County Regional Development Corporation under a $300,000 term loan. The Bayview loan was brought into current status in February 2005. The Regional Development Corporation loan was brought into current status in March of 2005 and subsequently repaid. We have also been delinquent from time to time in payments to trade vendors. Immediately prior to our obtaining $7.035 million in funding on June 10, 2005, we had approximately $1.3 million of trade accounts payable that were more than 30 days past due. As of August 30, 2005, we had approximately $250,000 of trade accounts payable that were more than 30 days past due. As a result of our delinquencies, creditors have asserted claims against us from time to time. Although our capital resources and liquidity have substantially improved as a result of our recent financings, the risk of claims by creditors could continue until we are able to generate positive cash flow on a consistent basis. All of our vendors are currently providing goods and services, but in some cases we are required to prepay before goods or services will be provided. Any default under our obligations could have a material adverse effect on our business, results of operations and financial condition.

We will need to raise additional capital to fulfill our business strategies. We may also incur unforeseen costs. Failure to attract additional capital or obtain a line of credit would adversely affect our business.

We currently operate at a loss and intend to increase our operating expenses significantly due to the ongoing growth of our anesthetics and analgesics business and the expansion of our sales and marketing functions in connection with the recent launch of SaberSourceTM and the related line of Light SabreTM products. In addition, our future capital needs will be substantial. We are planning to expand our Bethlehem facility to provide the capacity to produce in a timely manner the quantities of isoflurane, enflurane, sevoflurane and desflurane that we may be required to deliver to our international sales partners in the future under existing contracts in order to allow us to remain the exclusive provider of these inhalation anesthetics to those sales partners in their respective sales regions and to avoid damages under those contracts. We also expect to incur substantial costs related to the research and development of our conscious sedation program. Because of the variables affecting the timing and amount of these expenses, including particularly the levels of market acceptance and the pace of any increase in demand for our products, it is difficult to project the timing and amount of expenses that we will incur in the next 12 months. During the seven months ended July 31, 2005, our average net monthly cash burn was approximately $695,000 (excluding certain abnormal cash in-flows of $2,500,000 related to bridge loans and $9,700,000 in net funds from sales of preferred stock and certain abnormal costs including approximately $1,700,000 in repayment of short and long term indebtedness, a reduction in accounts payable of approximately $1,500,000, and prepayments to secure raw materials of approximately $1,150,000). During the period from October 1, 2002 to June 30, 2005, we had aggregate revenues of approximately $12,551,000, including approximately $12,186,000 or 97% from sales of anesthesia and analgesia products, and the balance of $365,000 was related to image guidance or miscellaneous related revenue. As of June 30, 2005, we had approximately $10,180,000 of current assets, including approximately $5,328,000 of cash and cash equivalents, and approximately $3,847,000 of current liabilities.

Although we expect our revenues to increase substantially as our products gain market acceptance and our production capacity increases, we also cannot reliably predict our revenues during the next 12 months and, consequently, we cannot predict our capital needs during that period. We are in negotiations to secure a $3.5 million line of credit. Our Board of Directors has approved additional sales of up to $3,740,000 of equity, but we may need to seek additional funding beyond that amount.

We may seek to raise additional funding through private or public sales of equity securities, and our shareholders may suffer significant dilution.

If we raise additional funding through public or private sales of equity securities, the sales may be at prices below the market price of our stock, and our shareholders may suffer significant dilution.

We may seek to raise additional funding through the incurrence of additional indebtedness, which may not be available in sufficient amounts to fund our operations or upon favorable terms.

We do not currently have any permanent arrangements or credit facilities in place as a source of funds. We are currently negotiating to obtain a $3.5 million line of credit, but we may not be able to borrow sufficient additional funds on favorable terms or at all. If we fail to obtain sufficient additional capital in the future, we could be forced to curtail our growth strategy by reducing or delaying capital expenditures and acquisitions, selling assets or downsizing or restructuring our operations.

The loss of the services of key personnel would adversely affect our business.

Our future success depends to a significant degree on the skills, experience and efforts of our executive officers and senior management staff. The loss of the services of existing personnel, particularly our Chairman and Chief Executive Officer, William Burns, or, prior to the completion of the conscious sedation development program ( which we currently expect to complete by mid 2007), our Senior Vice President and Chief Technology Officer, John McNeirney, would be detrimental to our research and development programs and to our overall business. We have an employment agreement with Mr. Burns that expires on April 30, 2007 and an employment agreement with Mr. McNeirney that expires on September 30, 2005. We maintain a $1 million, key-man, term life insurance policy on Mr. Burns. We do not maintain key-man life insurance on Mr. McNeirney.

We must hire and retain skilled technical and managerial personnel.

Qualified personnel are in great demand among acute care companies. Our success depends in large part on our future ability to attract, train and retain highly-skilled employees, particularly technical, sales and marketing personnel and assembly technicians. Any failure to attract and retain the highly-trained technical personnel that are integral to direct sales, technology development and technical support teams may limit the rate at which we can generate sales and develop new products or product enhancements. If we are unable to continue to attract and retain skilled persons or if we lose skilled technical personnel, our business, results of operations and financial condition would be adversely affected.

We may be unable to execute our business strategy.

Our business strategy in the real-time image guidance line relies heavily upon the sale of our Light SabreTM products, a family of patented disposable products that is used with our SabreSourceTM system. While some of our Light SabreTM products have been accepted by the FDA, at this time we have fully developed only a portion of the tooling necessary to manufacture these products. Bringing these products to market involves the design and fabrication of sophisticated tooling for plastic injection molding. Since tooling manufacture is inherently expensive, the designs must be considered carefully to avoid costly mistakes. Unforeseen difficulties in the development of these products, as well as other medical device products, may lead to significant delays in the production of tooling and the subsequent generation of revenue.

Market acceptance of our real-time image guidance products depends in part on our ability to demonstrate that our products are cost-effective and easier to use, and that they offer technological advantages. Additionally, we may experience design, manufacturing, marketing or other difficulties that could delay or prevent our development, introduction or marketing of new versions of our products. As a result of these types of difficulties and delays, our development expenses may increase and, as a consequence, our business, results of operations and financial condition could suffer.

Our strategy in our anesthesia and analgesia line of business relies heavily on our ability to expand our product offerings in the anesthesia market, most notably through the launch of sevoflurane. All of our planned product offerings require some form of regulatory acceptance in both the domestic and international markets. Unforeseen difficulties in the development, regulatory acceptance, production, or distribution of these products may lead to significant delays in the generation of revenue.

The development of our conscious sedation system is dependent upon our ability to recruit and retain competent technical staff to complete the project and the further development, prototyping and testing of the device that would administer the drug component of the system in conformance with FDA requirements. Additionally, unforeseen delays in regulatory acceptance/approval could adversely affect the market introduction of the system.

We depend on strategic partnerships and relationships.

Our success depends largely upon our ability to create and maintain important relationships with commercial partners, particularly in international distribution. We currently rely on 30 international sales partners to market our anesthesia and analgesia products, and we intend to co-market our real-time image guidance products with therapy partners. If we are unable to maintain strategic partnerships currently in place and develop additional strategic partnerships in critical areas, such as international sales, our business, results of operations and financial condition may be adversely affected.

We face competition in our industry, and many of our competitors have substantially greater experience and resources.

We compete with other companies within the image guidance market, many of which have more capital, more extensive research and development capabilities and greater marketing and human resources than we do. Some of these image guidance competitors include Medtronic, Inc., BrainLAB, Inc., Stryker Corporation, and Biopsys Medical, a division of Johnson & Johnson. We believe we are the only company with a real-time image guidance system with an accuracy of plus or minus 1 mm at a distance of 1 meter. In the image guidance arena, however, radiation exposure from fluoroscopy and the need for accuracy in interventional procedures are well-recognized concerns. As a result, there is no guarantee that present fluoroscope manufacturers, radiological suppliers, biopsy vendors and suppliers of minimally-invasive medical devices are not already engaged in research and product development to address these concerns or will not become engaged in these areas of research and product development. We expect competition to increase as technological advances are made and commercial applications broaden. Our competitors may develop new or enhanced products or processes that may be more effective, less expensive, safer or more readily available than any products or processes developed by us, and we may not be able to compete successfully.

Similarly, in the anesthesia and analgesia product line, our company directly competes with larger and more established companies, such as Abbott Laboratories and Baxter International, Inc., that have more capital, more extensive research and development capabilities and greater marketing and human resources than we do. Competitors may develop new or enhanced products or processes that may be more effective, less expensive, safer or more readily available than any products or processes that we develop. Our products or processes may not compete successfully, and research and development by others may render our products or processes obsolete or uneconomical.

We rely upon third-party manufacturers and suppliers, which puts us at risk for supplier business interruptions.

We believe that success in our real-time image guidance line of business depends in part on our ability to retain third parties to sub-assemble our products in accordance with established quality and cost standards in sufficient quantities and in a timely manner. The third party manufacturers that we rely on most heavily for sub-assembly of our real time image guidance products are J.F. Machining Co., of Ransomville, NY, and MicroMo Electronics, Inc., of Clearwater, FL. We have no written agreement with our largest supplier, J.F. Machining, with whom we currently operate on a one-third prepayment, one-third payment on shipment, and one-third net payment within 30 days basis. We also do not have a written agreement with MicroMo Electronics, with whom we currently operate on a one-half in advance, one-half net payment within 30 days on purchases over $10,000 basis. Third-party manufacturers may not perform as we expect. Our third-party manufacturers are currently meeting our requirements, but if they fail to perform in the future, our ability to market products and to generate revenue would be adversely affected.

We manufacture our product line of inhalation anesthetics at our Bethlehem facility. We rely on the continuing availability of certain specialty raw materials from a small number of suppliers. Our policy is to qualify three suppliers for each specialty raw material where possible. See "BUSINESS -- Raw Materials," below for a discussion of specialty raw materials. Our suppliers for inhalation anesthetics currently meet our requirements but, in some instances, if we were unable to acquire these materials when needed our production capacity would be adversely affected.

We may face future product liability claims that may result from the use of our products.

We are subject to potential product liability claims relating to our real-time image guidance and anesthesia and analgesia line of products. We currently maintain product liability insurance with coverage limits of $3,000,000 in the aggregate annually. This coverage and any coverage obtained in the future may be inadequate to protect us in the event of a successful product liability claim, and we may not be able to increase the amount of such insurance coverage or even renew it. Our insurance does not cover, and we are not aware of any suitable insurance that would cover, product liability claims for any of our products undergoing clinical trials. A successful product liability claim could have a material adverse effect on our business, results of operations and financial condition. In addition, substantial, complex or extended litigation could cause us to incur large expenditures and divert the attention of management and other significant resources. We also do not carry insurance to cover the costs of recalling any of our products. If we need to recall a product, we may incur substantial costs and product liability claims.

Business interruptions beyond our control have occurred in the past and may take place in the future, forcing a decrease in production and diminished operational capabilities.

In February 2003, storm damage forced a significant business interruption at our Bethlehem, PA facility. The physical damage was to water cooling towers at the plant, which were not fully restored until five months after the damage occurred. However, the impact of the interruption potentially far exceeds the period required for repair of the physical damage because we not only lost sales through lost production, but we suffered significant "lost opportunities" for future sales. The impact to the roll-out of our sevoflurane product was significant and extended. The full extent of our financial damage has yet to be determined. Our non-final claim, filed with the assistance of the consulting firm National Fire Adjusters, was for approximately $9 million, while our policy coverage with the Chubb Group of Insurance Companies was for $8.6 million. The amount and timing of when we may expect to receive any further payments is indeterminable at this time. To date, we have received a progress payment of $500,000. There can be no assurance that we will receive additional funds from Chubb or the timing of the receipt of such funds, if any.

We face significant risks associated with our international operations, which could have a material adverse effect on our business, results of operations and financial condition.

We market our products in select markets outside of the United States. We generated 56% of our revenue for the three-month period ended December 31, 2004, and 79% of our revenue for the six-months ended June 30, 2005, from international sales. Although no single foreign country currently accounts for a material portion of our revenues, we expect that our revenues in select international markets will continue to account for a significant portion of our revenues. Our international operations are subject to a number of risks. Recently, restrictions of the Venezuelan government on the repatriation of United States dollars from Venezuela adversely affected our sales of inhalation anesthetics in Venezuela. These issues resulted in a bad debt write-off of $244,000, and estimated lost revenues of $370,000 before we were able to enter into an alternative arrangement with our current distribution partner. While we have taken measures to mitigate the impact of these restrictions on our business, there can be no assurance that restrictions of the Venezuelan and other governments will not adversely affect our business, financial condition or results of operations in the future. Also, customers in the Middle East have recently shown reluctance to purchase products from U.S. companies as a result of negative sentiments toward the U.S. government following the commencement of the war in Iraq. These and the following risks associated with our international operations, among others, may materially adversely affect our business, financial condition or results of operations:

difficulties in enforcing and collecting accounts receivable under some countries' legal systems;
local regulations may restrict our ability to sell our products or conduct other operations;
political instability could disrupt our operations;
longer payment cycles in some markets, with resulting adverse effects on our cash flow;
the imposition of additional trade barriers, tariffs, taxes or restrict the import of our products; and
fluctuations in exchange rates of the United States dollar could adversely affect our results of operations.

Significant additional governmental regulation could subject us to unanticipated delays, which would adversely affect our revenues.

Our business strategy depends in part on our ability to get our products into the market as quickly as possible. Additional laws and regulations, or changes to existing laws and regulations, that are applicable to our business may be enacted or promulgated and the interpretation, application or enforcement of existing laws and regulations may change. We cannot predict the nature of any future laws, regulations, interpretations, applications or enforcements, or the specific effects any of these might have on our business. Any future laws, regulations, interpretations, applications, or enforcements could delay or prevent regulatory approval or clearance of our products and our ability to market our products. Moreover, if we do not comply with existing or future laws or regulations we could be subject to the following types of enforcement actions by the FDA and other agencies:
fines;
injunctions;
civil penalties;
recalls or seizures of our products;
total or partial suspension of the production of our products;
withdrawal of existing approvals or premarket clearances of our products;
refusal to approve or clear new applications or notices relating to our products;
recommendations by the FDA that we not be allowed to enter into government contracts; and
criminal prosecution.

Failure to obtain regulatory approval for our products in the future may adversely affect our business.

Under the provisions of the U.S. Food, Drug and Cosmetic Act, we must obtain clearance from the FDA prior to commercial use in the United States of some of the products that we may develop.

Medical Devices. The production and marketing of our real-time image guidance products and our ongoing research and development activities relating thereto are subject to regulation by numerous governmental authorities in the United States and other countries. Additionally, sales of medical devices outside the United States are subject to foreign regulatory requirements that vary widely from country to country. The time required to obtain approval for sale in each respective country may be longer or shorter than that required for FDA approval in the United States. To sell our products inside European Union member countries and an increasing number of other countries, we needed to obtain ISO 13485:2003 certification. We obtained this certification for our Buffalo facility in July 2005.

Pharmaceutical Products. The production and marketing of our pharmaceutical products, including our conscious sedation system, are also subject to significant regulation by the FDA in the United States and by numerous governmental authorities under the laws of other countries. Although we have satisfied these regulatory requirements for our current products in the United States and in the other countries in which we currently market our products, we will need to satisfy all governmental regulations before we can introduce any new pharmaceutical products in the United States or extend the sale of our existing inhalation anesthetics to additional foreign countries. The time required to obtain any of these additional regulatory approvals is uncertain and we may not be able to obtain them in a timely manner, or at all.

Manufacturing Guidelines. Regulations regarding the manufacture and sale of our products are subject to change. We cannot predict what impact, if any, such changes may have on our business, financial condition or results of operation. Failure to comply with applicable regulatory requirements could have material adverse effect on our business, financial condition and results of operations.

Additionally, the time required for obtaining regulatory approval is uncertain. We may encounter delays or product rejections based upon changes in FDA policies, including Current Good Marketing Practices in the manufacturing, processing, or holding of drugs as required by FDA regulations (commonly known as "cGMP"), during periods of product development. We may encounter similar delays in countries outside of the United States. We may not be able to obtain these regulatory acceptances on a timely basis, or at all.

The failure to obtain timely regulatory acceptance of our products, any product marketing limitations, or any product withdrawal would have a material adverse effect on our business, financial condition and results of operations. In addition, before it grants approvals, the FDA or any foreign regulatory authority may impose numerous other requirements with which we must comply. Regulatory acceptance, if granted, may include significant limitations on the indicated uses for which the product may be marketed. FDA enforcement policy strictly prohibits the marketing of accepted products for unapproved uses. Product acceptance could be withdrawn, or civil or criminal sanctions could be imposed, for our failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing.

The third party manufacturers and suppliers that we depend on to manufacture our products are required to adhere to FDA regulations regarding cGMP standards and similar regulations in other countries, which include testing, control and documentation requirements. Ongoing compliance with cGMP regulations and other regulatory requirements is monitored by periodic inspection by the FDA and comparable agencies in other countries. If we fail to comply with regulatory requirements, including marketing or promoting products for unapproved uses, we could be subject, among other things, to the enforcement actions discussed above under the risk factor entitled "Significant additional governmental regulation could subject us to unanticipated delays, which would adversely affect our revenues."

Changes in existing regulations or adoption of new governmental regulations or policies could prevent or delay regulatory acceptance of our products. Some material changes to medical devices are also subject to FDA review and acceptance. Delays in receipt of, or failure to obtain, acceptances, or the loss of previously obtained acceptances, or failure to comply with existing or future regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

We are subject to environmental regulations, and any failure to comply may result in substantial fines and sanctions.

Our operations are subject to United States and international environmental laws and regulations governing, among other things, emissions to air, discharges to waters and the generation, handling, storage, transportation, treatment and disposal of raw materials, waste and other materials. We believe that we are and have been operating our businesses and facilities in a manner that complies in all material respects with environmental, health and safety laws and regulations. Many of these laws and regulations provide for substantial fines and criminal sanctions for violations. Generally, the operation of an inhalant pharmaceutical manufacturing plant and the handling of specialty raw materials entail risks of failure to comply with many regulatory requirements, and we may incur material costs or liabilities if we fail to maintain our operations in full compliance. The products that we manufacture and distribute are not considered environmentally hazardous by the EPA or the FDA, and we do not maintain environmental damage insurance coverage with respect to them.

We may have to make significant expenditures in the future to comply with evolving environmental, health and safety requirements, including new requirements that may be adopted or imposed in the future. To meet changing licensing and regulatory standards, we may have to make significant additional site or operational modifications that could involve substantial expenditures or reduction or suspension of certain operations. We cannot be certain that we have identified all environmental and health and safety matters affecting our activities and in the future our environmental, health and safety problems and the costs to remediate them, may be materially greater than we expect.

Future acquisitions may divert management and may involve risk of undisclosed liabilities.

We may from time to time pursue acquisitions that we believe complement our existing operations. Growth by acquisition involves risks that could adversely affect our business, including the diversion of management time from operations to pursue and complete acquisitions, and difficulties in integrating additional operations and personnel of acquired companies. In addition, any future acquisitions could result in significant costs, the incurrence of additional indebtedness or issuance of equity securities to fund the acquisition, and contingent or undisclosed liabilities, all of which could materially adversely affect our business, financial condition and results of operations.

In connection with any future acquisition, we generally will seek to minimize the impact of contingent and undisclosed liabilities by obtaining indemnities and warranties from the seller that may be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities due to their limited scope, amount of duration, the financial limitations of the indemnitor or warrantor, or other reasons.

We became public by means of a reverse merger, and as a result we are subject to the risks associated with the prior activities of the public company. In addition, we may not be able to attract the attention of major brokerage firms or institutional buyers.

Additional risks may exist because we became public through a "reverse merger" with a shell corporation that did not have significant recent operations or assets, but which has had operations in the past. The shell corporation, Technology Acquisition Corporation, was a development stage company from the time of its inception until the time of the merger on December 16, 2004. From time to time the shell corporation engaged in a number of businesses, including oil and gas exploration, marketing of a waste management system, and marketing of a water oxygenating system. For approximately 18 months prior to the merger, the shell corporation had no business operations. Although we performed a due diligence review of the public company, there can be no assurance that we will not be exposed to undisclosed liabilities resulting from the prior operations of the shell corporation.

We have not participated in an underwritten public offering, and the market for our stock may be reduced because our stock is relatively unknown.

The market for our stock has not benefited from the introduction to the capital markets that would be provided by an underwritten public offering. Security analysts of major brokerage firms and securities institutions may not cover us since there are no broker-dealers who sold our stock in a public offering who would have an incentive to follow or recommend the purchase of our common stock. To the extent that our stock is unknown, the market for our stock is apt to be less liquid. If our stock is relatively unknown, established brokerage firms may be less inclined to conduct any financings for us in the future.

~~We have recently been delinquent in meeting obligations with various service providers, vendors and lenders.~~

~~Due to cash flow constraints, in the recent past we were in significant arrears to some of our service providers and other vendors, and we were unable to pay all of our financial obligations as they became due. We were delinquent from time to time on loan payments to Bayview Loan Servicing under an $875,000 mortgage note and to the Buffalo & Erie County Regional Development Corporation under a $300,000 term loan. The Bayview loan was brought into current status in February 2005. The Regional Development Corporation loan was brought into current status in March of 2005 and subsequently repaid. We have also been delinquent from time to time in payments to trade vendors. Immediately prior to our obtaining $7.035 million in funding on June 10, 2005, we had approximately $1.3 million of trade accounts payable that were more than 30 days past due. As of August 30, 2005, we had approximately $250,000 of trade accounts payable that were more than 30 days past due. As a result of our delinquencies, creditors have asserted claims against us from time to time. Although our capital resources and liquidity have substantially improved as a result of our recent financings, the risk of claims by creditors could continue until we are able to generate positive cash flow on a consistent basis. All of our vendors are currently providing goods and services, but in some cases we are required to prepay before goods or services will be provided. Any default under our obligations could have a material adverse effect on our business, results of operations and financial condition.~~

We incur significant costs as a result of being a public company, which will make it more difficult for us to achieve and maintain profitability.

As a public company, we are subject to significant legal, accounting and other expenses to which Minrad Inc. was not subject prior to the reverse merger. We incur costs associated with our public company reporting requirements under the Securities and Exchange Act of 1934, costs associated with recently adopted corporate governance standards and internal control requirements, including standards and requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC. These rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. These new rules and regulations also make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Investor confidence and the price of our common stock may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

As an SEC registrant, we are subject to the rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, which require us to include in our annual report on Form 10-KSB our management's report on, and assessment of the effectiveness of, our internal control over financial reporting. In addition, our independent registered public accounting firm must attest to and report on management's assessment of the effectiveness of our internal control over financial reporting. Under current regulations, these requirements will first apply to our annual report for the fiscal year ending December 31, 2006. If we fail to achieve and maintain adequate internal control over financial reporting, there is a risk that we will not comply with all of the requirements imposed by Section 404. Moreover, effective internal control over financial reporting, particularly that related to revenue recognition, is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business and could negatively impact the market price of our common stock.

Risks Related to Our Intellectual Property

If we are not able to adequately protect our intellectual property, we may not be able to compete effectively.

Our success depends, to a significant degree, upon the protection of our proprietary technologies. While we currently own 13 U.S. patents and numerous foreign counterparts that protect our products, we will need to pursue additional protections for our intellectual property as we develop new products and enhance existing products. We may not be able to obtain appropriate protections for our intellectual property in a timely manner, or at all.

The filing and maintenance fees and the legal and other expenses necessary for us to obtain and maintain appropriate patent protection in the United States and important foreign countries are significant. If we do not have sufficient funds, we may not be able to maintain appropriate protections. In addition, if we are forced to resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive. In addition, our proprietary rights could be at risk if we are unsuccessful in, or cannot afford to pursue, those proceedings. We also rely on trade secrets and contract law to protect some of our proprietary technology. We have entered into confidentiality and invention agreements with our employees and consultants. Nevertheless, these agreements may not be honored and they may not effectively protect our right to our unpatented trade secrets and know-how. Moreover, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and know-how.

The following is a list of the important patents and patent applications that protect our products, the dates that the patents that have been granted will expire, and the dates that additional patents that we have applied for will expire, assuming the patents are granted.

Patent Number	TITLE	Filing Date	Expiration Date
5,810,841	ENERGY GUIDED APPARATUS AND METHOD	5/20/1997	5/20/2017
5,969,193	METHOD FOR THE PREPARATION OF SEVOFLURANE	8/18/1997	8/18/2017
6,036,639	LARYNGOSCOPE HAVING LOW MAGNETIC SUSCEPTIBILITY	4/11/1997	4/11/2017
6,056,415	PENLIGHT HAVING LOW MAGNETIC SUSCEPTIBILITY	5/2/2000	5/2/2020
6,096,049	LIGHT GUIDING DEVICE AND METHOD	7/27/1998	7/27/2018
6,200,274	REMOVABLE NEEDLE RULE	7/7/1998	7/7/2018
6,264,618	SAMPLING DEVICE AND METHOD OF RETRIEVING A SAMPLE	1/28/2000	1/28/2020
6,267,502	ALIGNMENT VERIFICATION DEVICE AND METHOD OF USING THE SAME WITH A VISUAL LIGHT BEAM AND AN X-RAY	5/29/1998	5/29/2018
6,283,125	STERILE DRAPE	11/19/1998	11/19/2018
6,444,358	LARYNGOSCOPE HAVING LOW MAGNETIC SUSCEPTIBILITY	3/10/2000	3/10/2020
6,679,267	STERILE DRAPE	8/31/2001	8/31/2021
6,694,169	TARGETING SYSTEM AND METHOD OF TARGETING	2/22/2001	2/22/2021
6,829,500	METHOD AND DEVICE FOR DETERMINING ACCESS TO A SUBSURFACE TARGET	6/15/1999	6/15/2019

Pending U.S. patent applications.

Application Number	Title	Filing Date	Expiration Date Assuming Issuance
10/272,794	DRUG DELIVERY SYSTEM FOR CONSCIOUS SEDATION	10/17/2002	10/17/2022
10/272,922	SUPPRESSION OF HUMAN ACTIVITY IN AN ENCLOSED SPACE	10/17/2002	10/17/2022
10/644,500	METHOD FOR THE PREPARATION OF SEVOFLURANE	8/20/2003	8/20/2023
60/516,039	TARGETING SYSTEM AND METHOD OF TARGETING	10/31/2003	10/31/2023
60/559,659	REMOVAL OF CARBON DIOXIDE AND CARBON MONOXIDE FROM PATIENT EXPIRED GAS DURING ANESTHESIA	4/5/2004	4/5/2024
10/977,759	TARGETING SYSTEM AND METHOD OF TARGETING	10/29/2004	10/29/2024
60/628,707	METHOD FOR THE PREPARATION OF SEVOFLURANE	11/17/2004	11/17/2024
60/628,708	PROCESS FOR PRODUCTION OF 1,2,2,2 - TETRAFLUORO ETHYL DIFLUORO METHYL ETHER	11/17/2004	11/17/2024
11/098,243	REMOVAL OF CARBON DIOXIDE AND CARBON MONOXIDE FROM PATIENT EXPIRED GAS DURING ANESTHESIA	4/4/2005	4/4/2025
60/672,334	PREPARATION OF SEVOFLURANE WITH NEGLIGIBLE WATER CONTENT	4/18/2005	4/18/2025

In 1995, the U.S. Patent and Trademark Office adopted changes to the U.S. patent law that made the term of issued patents 20 years from the date of filing rather than 17 years from the date of issuance, subject to specified transition periods. Beginning in June 1995, the patent term became 20 years from the earliest effective filing date of the underlying patent application. These changes may reduce the effective term of protection for patents that are pending for more than three years. In addition, as of January 1996, all inventors who work outside of the United States are able to establish a date of invention on the same basis as those working in the United States. This change could adversely affect our ability to prevail in a priority of invention dispute with a third party located or doing work outside of the United States. While we cannot predict the effect that these changes will have on our business, they could have a material adverse effect on our ability to protect our proprietary information. Furthermore, the possibility of extensive delays in the patent issuance process could effectively reduce the term during which a marketed product is protected by patents.

We may need to obtain licenses to patents or other proprietary rights from third parties. We may not be able to obtain the licenses required under any patents or proprietary rights, or they may not be available on acceptable terms. If we do not obtain required licenses, we may encounter delays in product development or find that the development, manufacture or sale of products requiring licenses could be foreclosed. We may, from time to time, support and collaborate in research conducted by universities and governmental research organizations. We may not be able to acquire exclusive rights to the inventions or technical information derived from these collaborations, and disputes may arise over rights in derivative or related research programs conducted by us or our collaborators.

If we infringe on the rights of third parties, we may not be able to sell our products, and we may have to defend against litigation and pay damages.

If a competitor were to assert that our products infringe on its patent or other intellectual property rights, we could incur substantial litigation costs and be forced to pay substantial damages. Third-party infringement claims, regardless of their outcome, would not only consume significant financial resources, but would also divert our management's time and attention. Such claims could also cause our customers or potential customers to purchase competitors' products or defer or limit their purchase or use of our affected products until resolution of the claim. If any of our products are found to violate third-party intellectual property rights, we may have to re-engineer one or more of our products, or we may have to obtain licenses from third parties to continue offering our products without substantial re-engineering. Our efforts to re-engineer or obtain licenses could require significant expenditures and may not be successful.

If our trademarks and trade names are not adequately protected, we may not be able to build brand loyalty and our sales and revenues may suffer.

Our registered or unregistered trademarks or trade names may be challenged, cancelled, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build brand loyalty. Over the long term, if we are unable to establish a brand based on our trademarks and trade names, then we may not be able to compete effectively and our sales and revenues may suffer.

Risks Related to Our Securities

We have a concentration of stock ownership and control, which may have the effect of delaying, preventing, or deterring a change of control.

Our common stock ownership is highly concentrated. See "Stock Ownership of Certain Beneficial Owners and Management" We have eight shareholders who individually beneficially own 5% or more of our common stock, and who collectively beneficially own approximately 59.4% of our common stock. Four of our directors, William H. Burns, David DiGiacinto, Donald Farley, and John Rousseau are, or are affiliates of, persons who beneficially own more than 5% of our common stock. For a discussion of relationships between us and persons who beneficially own greater than 5% of our common stock, see "CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS," below. As a result of the concentrated ownership of our stock, a relatively small number of stockholders, acting together, will be able to control all matters requiring stockholder approval, including the election of directors and approval of mergers and other significant corporate transactions. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company. It could also deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and it may affect the market price of our common stock.

Our stock price may be volatile because of factors beyond our control and you may lose all or a part of your investment.

Trading in our common stock in the over-the-counter market has been limited and sporadic, and the thin trading market has probably contributed to its volatility. During the two and a half year period between January 1, 2003 and June 30, 2005, the reported sales price of our stock has ranged from a low of $.06 to a high of $10.05. Any of the following factors could affect the market price of our common stock:

our failure to achieve and maintain profitability;
our failure to meet financial analysts' performance expectations;
our exposure to product liability claims resulting from the use of our products;
changes in earnings estimates and recommendations by financial analysts;
actual or anticipated variations in our quarterly results of operations;
changes in market valuations of similar companies;
announcements by us or our competitors of significant contracts, new products, acquisitions, commercial relationships, joint ventures or capital commitments;
the loss of major customers or product or component suppliers;
the loss of significant partnering relationships;
product liability lawsuits or product recalls; and
general market, political and economic conditions.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs and divert our management's time and attention, which would otherwise be used to benefit our business.

We may experience future sales of large amounts of common stock by existing shareholders.

Future sales of large amounts of our common stock by existing stockholders pursuant to Rule 144 under the Securities Act of 1933 or otherwise could adversely affect the market price of our common stock. Certain of our affiliates, who beneficially own large amounts of our common stock, are not subject to lockup letters or other forms of restriction on the sale of their shares. As of August 22, 2005, of the approximately 28,464,000 outstanding shares of our common stock, approximately 27,800,000 were "restricted securities" within the meaning of Rule 144, and approximately 640,000 were not so restricted. Once this registration statement becomes effective, 9,964,686 of these shares will no longer be restricted and may be freely sold. Additionally, we are registering 8,619,000 shares of common stock that are or may be issuable to holders of Series A convertible preferred, 5,008,305 shares of common stock that may be issued upon the exercise of warrants to purchase common stock, and 1,528,570 shares of common stock that are or may be issuable to holders upon conversion of $2.5 million of outstanding convertible promissory notes, all of which shares may be freely sold following their issuance. Sales of a large number of shares of common stock in the public market could adversely affect the market price and could materially impair our future ability to generate funds through sales of common stock or other equity securities.

We are subject to penny stock regulations and restrictions.

Our common stock is approved for quotation on the OTC Bulletin Board. Since our common stock trades below $5.00 per share (the last reported bid price for our common stock on August 30, 2005 was $2.00), it is considered a "penny stock" and is subject to SEC rules and regulations that impose limitations on the manner in which it can be publicly traded.

These regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks. Potential investors in our common stock are urged to obtain and read this disclosure carefully before purchasing any shares that are deemed to be "penny stock." Also under these regulations, certain brokers who recommend a penny stock to persons other than established customers or certain accredited investors must make a special written suitability determination regarding the purchaser and receive the purchaser's written agreement to a transaction prior to sale. These procedures require the broker-dealer to:

obtain from the investor information concerning his or her financial situation, investment experience and investment objectives;
reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions;
provide the investor with a written statement setting forth the basis on which the broker-dealer made their determination of suitability; and
receive a signed and dated copy of the statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives.

These regulations have the effect of limiting the trading activity of our common stock and reducing the liquidity of an investment in our common stock.

Stockholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse.

Our "penny stock" designation may adversely affect the development or continuation of the public market for our common stock.

We have not paid and have no plans to pay cash dividends on our common stock, and if we do not pay dividends on our common stock you will only be able to realize a profit on the stock if the price of the stock has appreciated before you sell it.

Since our inception, we have not paid any cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. If we do not pay any dividends while you hold our common stock, the only way that you will be able to profit from your investment will be if the price of the stock has appreciated before you sell it.

FORWARD LOOKING STATEMENTS

Some of the statements contained in this prospectus are not statements of historical or current fact. As such, they are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations, which are subject to known and unknown risks, uncertainties and assumptions. They include statements relating to:
•	future sales and financings;
•	the future development of our business;
•	our ability to execute our business strategy;
•	projected expenditures; and
•	trends in government regulation.

You can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are not predictions. Actual events or results may differ materially from those suggested by these forward-looking statements. In evaluating these statements and our prospects generally, you should carefully consider the factors set forth below. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary factors and to others contained throughout this prospectus. We are under no duty to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.

Although it is not possible to create a comprehensive list of all factors that may cause actual results to differ from the results expressed or implied by our forward-looking statements or that may affect our future results, some of these factors are set forth under "Risk Factors" in this prospectus and in our periodic filings made with the SEC.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. We have also filed a registration statement on Form SB-2 (Commission File No. 333-126359), including exhibits, with the SEC with respect to the stock offered by this prospectus. This prospectus is part of the registration statement, but does not contain all of the information included in the registration statement or exhibits. You may read and copy the registration statement and these reports, proxy statements and other information at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including our company.

This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the shares of stock offered under this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, where any such contract or document is an exhibit to the registration statement, each statement with respect to the contract or document is qualified in all respects by the provisions of the relevant exhibit, which is hereby incorporated by reference.

We make available free of charge on or through our internet website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file this material with, or furnish it to, the SEC. Our Internet address is http://www.minrad.com. The information contained on Minrad's website is not incorporated by reference in this prospectus and should not be considered a part of the prospectus.

USE OF PROCEEDS

Each of the selling securityholders will receive all of the net proceeds from the sale of shares by that shareholder. We will not receive any of the net proceeds from the sale of the shares. The selling securityholders will pay any underwriting discounts and commissions and expenses incurred by the selling securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling securityholders in offering or selling their shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, NASDAQ listing fees, blue sky registration and filing fees, and fees and expenses of our counsel and accountants.

A portion of the shares covered by this prospectus are, prior to their sale under this prospectus, issuable upon conversion of convertible promissory notes or convertible preferred stock, or issuable upon exercise of common stock purchase warrants. Upon conversion of the promissory notes, we will be relieved of the debt obligations for the notes at the rate of $1.75 per share issued. Upon the exercise of warrants by payments of cash, we will receive the exercise price of the warrants, which range from $1.25 to $3.85 per share. To the extent that we receive cash upon the exercise of the warrants, we expect to use that cash for general corporate purposes.

DILUTION

We are not selling any of the shares of common stock in this offering. All of the shares sold in this offering will be held by the selling securityholders at the time of the sale, so that no dilution will result from the sale of the shares.

SELLING SECURITYHOLDERS

Selling Securityholders who hold Series A preferred stock and related warrants

We are registering this offering under the terms of registration rights agreements between us and the holders of our Series A preferred stock and related warrants. The shares of Series A preferred stock and warrants were originally issued by us in transactions exempt from the registration requirements of the 1933 Act to persons reasonably believed to be "accredited investors" as defined in Regulation D under the 1933 Act. For additional information regarding the shares of Series A preferred stock and warrants see "Summary -- Background of the Offering" above. We are registering the shares of common stock underlying the Series A preferred stock and the warrants in order to permit the selling securityholders who purchased those securities to offer the shares of common stock for resale from time to time.

In accordance with the terms of registration rights agreements with the holders of shares of Series A preferred stock and related warrants, this prospectus generally covers the resale of 130% of the maximum number of shares of common stock issuable upon dividends paid in stock on the Series A preferred stock, upon conversion of the shares of Series A preferred stock, and upon exercise of the warrants (in each case without taking into account any limitations on the conversion of the shares of Series A preferred stock and exercise of the warrants set forth in the Certificate of Designations, Preferences and Rights of Series A Preferred Stock and in the related warrants) as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. Because the conversion price of the Series A preferred stock and the exercise price of the related warrants may be adjusted, the number of shares that will actually be issued to the holders of those securities may be more or less than the number of shares being offered by this prospectus.

Under the terms of the Series A preferred stock and the warrants, a selling securityholder may not convert the Series A preferred stock or exercise the related warrants, to the extent such conversion or exercise would cause such selling securityholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 9.99% of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the shares of Series A preferred stock which have not be converted and exercise of the warrants which have not been exercised. The numbers in the second column do not reflect this limitation. The selling securityholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

Selling Securityholders other than those who hold Series A preferred stock and related warrants

We are registering the resale of common stock issued or issuable to selling securityholders other than the holders of Series A preferred stock and related warrants under the terms of registration rights agreements with such other holders that require us to effect "piggy-back registration" of the sale of their shares when we file a registration statement. For additional information about securities held by persons other than holders of Series A preferred stock and related warrants see "Summary -- Background of the Offering" above. The group of other selling securityholders includes the following persons.

Former holders of common stock of Minrad Inc. Included in the common stock being registered for sale are 8,057,726 shares of common stock that were issued to certain of the selling stockholders in exchange for shares of Minrad Inc. when that company merged with our wholly owned subsidiary on December 16, 2004. The shares of Minrad Inc. that were converted were originally issued by Minrad Inc. in transactions exempt from the registration requirements of the 1933 Act under section 4(2) of the Act to persons reasonably believed to be "accredited investors" as defined in Regulation D under the 1933 Act.

Holders of common stock originally issued by us. Included in the common stock being registered are (a) 906,960 shares of common stock sold by us at $1.75 per share in private placements between July 15, 2004 and February 7, 2005, and (b) 1,000,000 shares that are part of 1,800,000 shares issued by us in May of 2004 in exchange for an outstanding $75,000 note. The shares issued by us in exchange for the note include: 500,000 shares issued to the Tobin Family Trust; 250,000 shares issued to Laird Cagan; and 250,000 shares issued to Eric McAfee. The common shares sold by us in private placements and issued by us in satisfaction of the note were issued in transactions exempt from the registration requirements of the 1933 Act under Section 4(2) of the Act to persons reasonably believed to be "accredited investors" as defined in Regulation D under the 1933 Act.

Holders of common stock issuable upon conversion convertible promissory notes and upon exercise of related warrants. Included in the common stock being registered are 1,528,570 shares of common stock that may become issuable upon conversion of principal and interest on a $1,500,000 convertible promissory note and related warrants to purchase 225,000 shares at $1.75 per share held by the Tobin Family Trust and a $1,000,000 convertible promissory note and warrants to purchase 150,000 shares of common stock at $1.75 per share held by Laird Cagan. The conversion price of the convertible notes is $1.75 per share (subject to adjustment). The convertible promissory notes and related warrants were issued in transactions exempt from the registration requirements of the 1933 Act under Section 4(2) of the Act to persons reasonably believed to be "accredited investors" as defined in Regulation D under the 1933 Act.

Holders of warrants to purchase common stock. Included in the common stock being registered for resale are shares issuable upon exercise of warrants to purchase 320,108 shares of common stock at $1.75 per share, 90,697 shares at $1.75 per share, and 563,000 shares at $2.00 per share. All of these warrants were issued to placement agents, including Chadbourn Securities, Inc. and related parties, in connection with private placements of securities made by us or by Minrad Inc. The issue of these warrants was made in transactions exempt from the registration requirements of the 1933 Act under Section 4(2) of the Act to persons reasonably believed to be "accredited investors" as defined in Regulation D under the 1933 Act.

Selling Securityholder Table

The table below lists the selling securityholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling securityholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder as of June 30, 2005, assuming conversion of all Series A preferred stock, conversion of all convertible notes, and exercise of all of the warrants held by the selling securityholders on that date, without regard to any limitations on conversion or exercise. The third column lists the shares of common stock being offered pursuant to this prospectus by each of the selling securityholders. The fourth column lists the number of shares that will be beneficially owned by the selling securityholders assuming all of the shares offered pursuant to this prospectus are sold and that shares beneficially owned by them, as of June 30, 2005, but not offered hereby are not sold.

The inclusion of any securities in the following table does not constitute an admission of beneficial ownership by the persons named below. Except as indicated in the footnotes to the table, no selling securityholder has had any material relationship with us or our predecessors or affiliates during the last three years.
Name of Selling Shareholder	Number of Shares of Common Stock Beneficially Owned Prior To Offering (1)	Number of Shares of Common Stock Being Offered(1)		Shares of Common Stock Owned After the Offering (2)	Percentage
Rubicon Master Fund	4,361,812	4,361,812	(3)	0	--
Crestview Capital, LLC	2,255,906	2,255,906	(4)	0	--
Enable Growth Partners LP	403,468	403,468	(5)	0	--
Enable Opportunities Partners, LP	70,879	70,879	(6)	0	--
Spencer Trask Illumination Fund, LLC	272,613	272,613	(7)	0	--
International Capital Advisory, Inc.	1,058,413	358,413	(8)	700,000	2.5%
Laird Cagan	2,884,360	2,011,376	(9)	872,984	2.1%
Eric A. McAfee	969,625	432,106	(10)	537,519	1.9%
Toibb Investment, LLC	2,828,394	2,828,394	(11)	0	--

HLTGT, LLC	327,136	327,136	(12)	0	--

Howard Smuckler	27,261	27,261	(13)	0	--
Michael Toibb	54,523	54,523	(14)	0	--
Gail Toibb Carrier	54,523	54,523	(15)	0	--
Scott M. & Cheryl L. Hergott Living Trust 2003	54,523	54,523	(16)	0	--

SDS Capital Group SPC, Ltd.	272,613	272,613	(17)	0	--
CAMOFI Capital Master LDC	381,659	381,659	(18)	0	--
H.C. Wainwright & Company Inc.	15,000	15,000	(19)	0	--
Corsair Capital Partners, L.P.	463,442	463,442	(20)	0	--
Corsair Capital Investors, Ltd.	63,246	63,246	(21)	0	--
Corsair Capital Partners 100, L.P.	18,538	18,538	(22)	0	--
Biscayne Capital	6,250	6,250	(23)	0	--
Jeffrey Moore	6,250	6,250	(24)	0	--

Veronica Au Yeung Mui Lai	267,189	267,189		0	--
Ramin Azar	10,000	10,000	(25)	0	--
Sterling Trust Co FBO Y Barker 75191	14,285	14,285	(26)	0	--
Steven Barnes	30,000	30,000		0	--
Mark E. Bernhard	20,000	20,000		0	--
Salim and Maria Bhamla JT TEN	20,000	20,000		0	--
				0
Capital Group Int. LLP	40,000	40,000	(27)	0	--
Commercial Utility Consultants	11,482	11,482	(28)	0	--
Michael Brown Trust dated 6/30/2000	200,000	200,000	(29)	0	--
William H. Burns, Jr.	1,858,001	3,334	(30)	1,854,667	6.4%
Cagan Capital-Private Equity Fund II, LLC	9,000	9,000	(31)	0	--
Michael Chiang	80,000	80,000		0	--
Joseph B. Childrey	20,000	20,000		0	--
Brad Chisick	50,000	50,000		0	--
Kathleen Cole	5,000	5,000	(32)	0	--
Carter Compton	20,000	20,000		0	--
				0
Fairmount Analytics	40,000	40,000	(33)	0	--
Linden Growth Partners	828,193	828,193	(34)	0	--
Kenneth Cushman & Carol Cushman JT TEN	28,000	28,000		0	--
Peter Delbove	20,000	20,000		0	--
Lincoln Associates, LLC	294,195	294,195	(35)	0	--
Fred Dulock	56,000	56,000		0	--
Brad & Susan Dunlap	20,000	20,000		0	--
Brad Dunlap	9,000	9,000	(36)	0	--

Bret Dunlap	280,000	280,000		0	--
Donald Farley	298,739	146,667	(37)	152,072	--
				0
Barry & Kira Fay	85,602	85,602		0	--
Lori Filoon	14,285	14,285		0	--
Hillcrest Investors Ltd.	20,000	20,000	(38)	0	--
Barbara Hall	2,000	2,000	(39)	0	--
Rick Hutcheon	50,000	50,000		0	--
William Todd Issac	595,087	595,087		0	--
Gita V. Iyer	40,000	40,000		0	--
Ross J. Jicomelli	51,429	51,429		0	--
Edmund Wylie Johnson & Margaret Johnson JT TEN	150,000	150,000		0	--
Roger Kaiser	10,000	10,000		0	--

Kirk Kamsler	100,306	1,556	(40)	98,750	*
Bill Kemp	44,000	44,000		0	--
James Kogut	1,667	1,667		0	--
Krannenburg Fund, LP	204,000	204,000	(41)	0	--
George Kubala	28,571	28,571		0	--
Thomas Lechner	20,000	20,000		0	--
Steve Lee	30,000	30,000	(42)	0	--
Joshua Levinson	616	616		0	--
Robert Lifeso	637,881	29,151	(43)	608,730	2.1%
John Lorence	20,000	20,000		0	--
				0	--
Leon Lui	15,553	889		14,664	*
Benedict P. Maguire	20,000	20,000		0	--
Edgemont Group	30,000	30,000	(44)	0	--
John C. McNeirney	175,246	889	(45)	174,359	*
Robert Melnychuk	7,400	7,400		0	--
Barbra Miller	8,571	8,571		0	--
George Myers	40,000	40,000		0	--
Daniel R. Pahl	5,714	5,714		0	--
Myro Louis Panas	62,286	62,286		0	--
Peterson Family Trust 8/16/00	285,715	285,715	(46)	0	--
				0
Gary Pleiger	10,000	10,000		0	--
Jim Phillips	15,000	15,000		0	--
Patricia Prass	2,000	2,000	(47)	0	--
Chadbourn Securities, Inc.	20,507	20,507	(48)	0	--
Derek Raghavan	5,000	5,000		0	--
Dr. Kumar Ramalingham & Mala Ramalingham	60,000	60,000		0	--
Ursula Ridgeway	14,286	14,286		0	--
George Roberts	40,000	40,000		0	--

Elizabeth Rose	109,349	109,349		0
New England Partners Capital, LP	3,980,392	3,505,392	(49)	475,000	1.7%
				0
Darren Saltzberg	3,125	3,125		0	--
Timothy Shaffer	30,000	30,000		0	--
Don Sharp & Brad Sharp JT TEN	20,000	20,000		0	--
David Shoob	9,118	9,118		0	--
Philip J. Smith	15,000	15,000		0	--
John A. Sobrato 1979 Trust	160,000	160,000	(50)	0	--
Ted Stanley	10,000	10,000		0	--
Ricky D. Thompson	20,000	20,000		0	--
Tobin Family Trust	2,144,795	1,799,795	(51)	345,000	1.2%
Viswanathan Family trust 3/18/00	14,286	14,286	(52)	0	--
				0
Billy J. Vitek	20,000	20,000		0	--
Susan Vitek	15,000	15,000		0	--
John E. Wenaas	30,000	30,000		0	--
Mark Whitman	6,000	6,000		0	--
James A. Wolfenbarger	20,000	20,000		0	--
David Wright	20,000	20,000		0	--
George Mahmourides	25,000	25,000	(53)	0

_____________________________________________

*Less than 1%.
(1)	The shares indicated include shares that may be issued in the future as result of dividend provisions of the Series A preferred, and as a result of anti-dilution and adjustment provisions of the Series A preferred and certain of the warrants held by the Selling Securityholders.
(2)	Assumes that all of the shares offered hereby are sold and that shares owned before the offering but not offered hereby are not sold.
(3)	Shares held by Rubicon Master Fund include: (i) 3,061,812 shares underlying Series A Preferred and (ii) 1,300,000 shares underlying Warrants exercisable at $3.85 per share. Pursuant to Investment Agreements, each of Rubicon Fund Management Ltd. and Rubicon Fund Management LLP share all investment and voting power with respect to the securities held by Rubicon Master Fund. Each of Rubicon Fund Management, Ltd, Rubicon Fund Management LLP, Paul Anthony Brewer, Jeffrey Eugene Brummette, William Francis Callanan, Vilas Gadkari, Robert Michael Greenshields and Horace Joseph Leitch III have shared voting and investment power with respect to the shares of common stock held beneficially by Rubicon Master Fund; each of them disclaims beneficial ownership of those shares.
(4)	Shares held by Crestview Capital LLC include: (i) 1,530,906 shares underlying Series A Preferred and (ii) 725, 000 shares underlying warrants exercisable at prices ranging from $2.00 to $3.85 per share. Stewart R. Flink has sole voting and investment power over the shares beneficially owned by Crestview. Crestview is an affiliate of a broker-dealer, but it affirms that it received the Series A Preferred and warrants in the ordinary course of business and it has no agreement to directly or indirectly engage in a distribution of the shares
(5)	Shares held by Enable Growth Partners LP include: (i) 283,218 shares underlying Series A Preferred and (ii) 120,250 shares underlying warrants exercisable at $3.85 per share. Mitch Levine has sole voting and investment power over the shares beneficially owned by Enable Growth Partners. Enable Growth Partners is an affiliate of a broker-dealer, but it affirms that it received the Series A Preferred and warrants in the ordinary course of business and has no agreement to directly or indirectly or indirectly engage in a distribution of the shares.
(6)	Shares held by Enable Opportunities Partners LP include: (i) 49,754 shares underlying Series A Preferred and (ii) 21,125 shares underlying warrants exercisable at $3.85 per share. Mitch Levine has sole voting and investment power over the shares beneficially owned by Enable Opportunities Partners. Enable Opportunities Partners is an affiliate of a broker-dealer, but it affirms that it received the Series A Preferred and warrants in the ordinary course of business and has no agreement to directly or indirectly engage in a distribution of the shares.
(7)	Shares held by Spencer Trask Illumination Fund LLC include: (i) 191,363 shares underlying Series A Preferred and (ii) 81,250 shares underlying warrants exercisable at $3.85 per share. William P. Diougardi has sole voting and investment power over the shares held by Spencer Trask Illumination Fund.
(8)	Shares held by International Capital Advisory, Inc. include: (i) 107,163 shares underlying Series A Preferred and (ii) 251,250 shares underlying warrants exercisable at prices ranging from $1.25 to $3.85 per share. See "Certain Relationships and Related Party Transactions -- Financing Arrangements with Cagan McAfee Capital Partners, LLC and related parties." Tracey Tobin has sole voting and investment power over the shares held by International Capital Advisory.
(9)	Shares held by Laird Cagan include: (i) 786,357 shares of outstanding Common Stock, (ii) 128,596 shares underlying Series A Preferred, (iii) 484,995 shares underlying warrants exercisable at prices ranging from $1.25 to $3.85 per share, and (iv) 611,428 shares of common stock underlying convertible promissory notes. See "Certain Relationships and Related Party Transactions -- Financing Arrangements with Cagan McAfee Capital Partners, LLC and related parties."
(10)	Shares held by Eric A. McAfee include: (i) 250,000 shares of outstanding Common Stock, (ii) 127,831 shares underlying Series A Preferred and (iii) 54,275 shares underlying warrants exercisable at $3.85 per share. See "Certain Relationships and Related Party Transactions -- Financing Arrangements with Cagan McAfee Capital Partners, LLC and related parties."
(11)	Shares held by Toibb Investment LLC include: (i) 1,932,769 shares underlying Series A Preferred and (ii) 895,625 shares underlying warrants exercisable at prices ranging from $2.00 to $3.85 per share. Harris Toibb has sole voting and investment power over the shares beneficially owned by Toibb Investments. See note (12) below.
(12)	Shares held by HLTGT LLC include: (i) 229,636 shares underlying Series A Preferred and (ii) 97,500 shares underlying warrants exercisable at $3.85 per share. Harris Toibb has sole voting and investment power over the shares beneficially owned by Toibb Investments. See note (11) above.
(13)	Shares held by Howard Smuckler include: (i) 19,136 shares underlying Series A Preferred and (ii) 8,125 shares underlying warrants exercisable at $3.85 per share.
(14)	Shares held by Michael Toibb include: (i) 38,273 shares underlying Series A Preferred and (ii) 16,250 shares underlying warrants exercisable at $3.85 per share.
(15)	Shares held by Gail Toibb Carrier include: (i) 38,273 shares underlying Series A Preferred and (ii) 16,250 shares underlying warrants exercisable at $3.85 per share.
(16)	Shares held by Scott M. & Cheryl L. Hergott Living Trust 2003 include: (i) 38,273 shares underlying Series A Preferred and (ii) 16,250 shares underlying warrants exercisable at $3.85 per share. Scott Hergott has sole voting and investment power over the shares beneficially owned by the trust.
(17)	Shares held by SDS Capital Group SPC, Ltd. include (i) 191,363 shares underlying Series A Preferred and (ii) 81,250 shares underlying warrants exercisable at $3.85 per share. Steve Derby has sole voting and investment power over the shares beneficially owned by SDS Capital Group.
(18)	Shares held by CAMOFI Capital Master LDC include (i) 267,709 shares underlying Series A Preferred and (ii) 113,750 shares underlying warrants exercisable at $3.85 per share. Jeffrey Hass has sole voting and investment power over the shares beneficially owned by CAMFOI
(19)	Shares held by H.C. Wainwright & Company Inc. include 15,000 shares underlying warrants exercisable at $2.00 per share. Jason Stein has sole voting and investment power over the shares beneficially owned by H.T. Wainwright. H.T. Wainwright is a registered broker-dealer that received the warrants as underwriting compensation.
(20)	Shares held by Corsair Capital Partners, L.P. include (i) 325,317 shares underlying Series A Preferred and (ii) 138,125 shares underlying warrants exercisable at $3.85 per share. Brian Gonick has sole voting and investment power over the shares beneficially owned by Corsair Capital Partners. Corsair Capital Partners is an affiliate of a broker-dealer, but it affirms that it obtained the Series A Preferred and warrants in the ordinary course of business and has no agreement to directly or indirectly engage in a distribution of the shares.
(21)	Shares held by Corsair Capital Investors, Ltd. include (i) 44,396 shares underlying Series A Preferred and (ii) 18,850 shares underlying warrants exercisable at $3.85 per share. Brian Gonick has sole voting and investment power over the shares beneficially owned by Corsair Capital Investors. Corsair Capital Investors is an affiliate of a broker-dealer, but it affirms that it obtained the Series A Preferred and warrants in the ordinary course of business and has no agreement to directly or indirectly engage in a distribution of the shares.
(22)	Shares held by Corsair Capital Partners 100, L.P. include (i) 13,013 shares underlying Series A Preferred and (ii) 5,525 shares underlying warrants exercisable at $3.85 per share. Brian Gonick has sole voting and investment power over the shares beneficially owned by Corsair Capital Partners 100. Corsair Capital Partners 100 is an affiliate of a broker-dealer, but it affirms that it obtained the Series A Preferred and warrants in the ordinary course of business and has no agreement to directly or indirectly engage in a distribution of the shares.
(23)	Shares held by Biscayne Capital include 6,250 shares underlying warrants exercisable at $2.00 per share. Amin Ismail has sole voting and investment power over the shares beneficially owned by Biscayne Capital.
(24)	Shares held by Jeffrey Moore include 6,250 shares underlying warrants at $2.00 per share.
(25)	Shares held by Ramin Azar include 10,000 shares underlying warrants exercisable at $1.25 per share.
(26)	Yvonne Barker has sole voting and investment power over the shares beneficially owned by Sterling Trust Co. FBO Y. Barker.
(27)	Devin Bosch has sole voting and investment power over the shares beneficially owned by Capital Control Group.
(28)	Martin F. Brown has sole voting and investment power over the shares beneficially owned by Commercial Utility Consultants.
(29)	Michael C. Brown has sole voting and investment power over the shares beneficially owned by the Michael Brown Trust.
(30)	William Burns is our President and CEO. See "Directors and Executive Officers" and "Certain Relationships and Related Party Transactions -- Obligations payable to BioSight Inc. and BioVision Inc."
(31)	Shares held by Cagan Capital-Private Equity Fund II, LLC include 9,000 shares underlying warrants exercisable at $1.25 per share. Laird Cagan is the Managing Director of Cagan Capital Private Equity Fund II, LLC. Mr. Cagan has sole voting and investment power over the shares beneficially owned by the fund but has no ownership interest in the fund. See "Certain Relationships and Related Party Transactions -- Financing Arrangements with Cagan McAfee Capital Partners, LLC and related parties."
(32)	Shares held by Kathleen Cole include 5,000 shares underlying warrants exercisable at $1.25 per share.
(33)	Shares held by Fairmount Analytics include 40,000 shares underlying warrants exercisable at $1.25 per share. Lara J. Loviello has sole voting and investment power over the shares beneficially owned by Fairmount Analytics.
(34)	Paul Coviello has sole voting and investment power over the shares beneficially owned by Linden Growth Partners.
(35)	William P. Dioguardi has sole voting and investment power over the shares beneficially owned by Lincoln Associates.
(36)	Shares held by Brad Dunlap include 9,000 shares underlying warrants exercisable at $1.25 per share.
(37)	Donald Farley is one of our directors. See "Directors and Executive Officers" and "Certain Relationships and Related Party Transactions -- Financing Arrangements with Spencer Trask Specialty Group, LLC.
(38)	John Goodykoontz has sole voting and investment power over the shares beneficially owned by Hillcrest Investors.
(39)	Shares held by Barbara Hall include 2,000 shares underlying warrants exercisable at $1.25 per share.
(40)	Kirk Kamsler is our Senior Vice President of Commercial Development. See "Directors and Executive Officers."
(41)	Phil Kranenberg has sole voting and investment power over the shares beneficially owned by the Kranenberg Fund.
(42)	Shares held by Steve Lee include 30,000 shares underlying warrants exercisable at $1.25 per share.
(43)	Robert Lifeso is one of our directors. See "Directors and Executive Officers."
(44)	Mike Malloy has sole voting and investment power over the shares beneficially owned by The Edgemont Group.
(45)	John McNeirney is one of our Senior Vice Presidents and our Chief Technology Officer. See "Directors and Executive Officers."
(46)	Michael L. Peterson has sole voting and investment power over the shares held by the Peterson Family Trust.
(47)	Shares held by Patricia Prass include 2,000 shares underlying warrants exercisable at $1.25 per share.
(48)	Shares held by Chadbourn Securities, Inc. include 20,507 shares underlying warrants exercisable at prices ranging from $1.25 to $2.00 per share. Dan Murphy has sole voting and investment power over the shares beneficially owned by Chadbourn Securities. Chadbourn Securities, Inc. is a registered broker-dealer, and it received the warrants as underwriting compensation. See "Certain Relationships and Related Party Transactions -- Financing Arrangements with Cagan McAfee Capital Partners, LLC and related parties."
(49)	John F. Rousseau, Jr. has sole voting and investment power over the shares beneficially owned by New England Partners. See "Certain Relationships and Related Party Transactions -- Financing Arrangements with New England Capital Partners, LLC."
(50)	John Michael Sobarto has sole voting and investment power over the shares beneficially owned by The John A. Sobarto 1979 Trust.
(51)	Shares held by Tobin Family Trust include: (i) 500,000 shares of outstanding common stock, (ii) 382,653 shares underlying warrants exercisable at prices ranging from $1.25 to $1.75 per share, and (iii) 917,142 shares underlying convertible promissory notes. Morrie Tobin has sole voting and investment power over the shares beneficially owned by the Tobin Family Trust. See "Certain Relationships and Related Party Transactions -- Financing Arrangements with Cagan McAfee Capital Partners, LLC and related parties."
(52)	Pradha Viswanathan has sole voting and investment power over the shares held by the Viswanathan Family Trust.
(53)	Shares held by George Mahmourides include 25,000 shares underlying warrants exercisable at $1.75 per share.

PLAN OF DISTRIBUTION

We are registering shares of common stock to permit the resale of such common stock by the holders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling securityholders of the securities. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling securityholders may sell all or a portion of the securities beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the securities are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions. The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
•	in the over-the-counter market;
•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
•	through the writing of options, whether such options are listed on an options exchange or otherwise;
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales;
•	pursuant to Rule 144 under the Securities Act;
•	broker-dealers may agree with the selling securityholders to sell a specified number of such securities at a stipulated price per security;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

If the selling securityholders effect such transactions by selling the warrants, or shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of the warrants or shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of any securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the securities in the course of hedging in positions they assume. The selling securityholders may also sell securities short and deliver securities covered by this prospectus to close out short positions. The selling securityholders may also loan or pledge securities to broker-dealers that in turn may sell such securities.

The selling securityholders may pledge or grant a security interest in some or all of the warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer and donate the warrants or shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling securityholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the 1933 Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the 1933 Act. At the time a particular offering of the securities is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of securities being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the warrants and shares of common stock may not be sold unless such warrants or shares of common stock have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

The selling securityholders may choose not to sell any or may choose to sell less than all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the 1934 Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $54,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that a selling securityholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling securityholders against liabilities, including some liabilities under the 1933 Act, in accordance with the registration rights agreements, or the selling securityholders will be entitled to contribution. We may be indemnified by the selling securityholders against civil liabilities, including liabilities under the 1933 Act, that may arise from any written information furnished to us by the selling securityholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

BUSINESS

General Business Overview

On December 16, 2004, Minrad International, Inc., formerly known as Technology Acquisition Corporation, acquired Minrad Inc., a Delaware corporation, through a reverse merger of a wholly owned subsidiary into Minrad Inc. As a result, Minrad Inc. became a wholly owned subsidiary of Minrad International, and the stockholders of Minrad Inc. became the beneficial owners of approximately 83% of Minrad International's then-outstanding common stock. In this prospectus, unless otherwise indicated or the context otherwise requires, "we," "us," and "our" refer to Minrad International, Inc. and its subsidiary.

Through Minrad Inc., we operate an acute care business with two product lines: (1) real-time image guidance and (2) anesthesia and analgesia. We currently sell patented real-time image guidance technologies that enable medical professionals to improve the accuracy of interventional procedures and reduce the exposure to radiation. We recently launched SabreSourceTM, a second-generation real-time image guidance system. Our real-time image guidance products have broad applications in orthopedics, neurosurgery, interventional radiology and anesthesia. We manufacture and market generic inhalation anesthetics for use in connection with human and veterinary surgical interventions. We are also developing a drug/drug delivery system for conscious sedation, which, similar to nitrous oxide used in dental surgery, provides a patient with pain relief without loss of consciousness.

Minrad International, Inc. was incorporated in the State of Nevada in 1996 under the name Roatan Medical Technologies, Inc. While Minrad International engaged in various businesses over the years, it had no operations immediately prior to its acquisition of Minrad Inc. On April 25, 2005, Minrad International reincorporated from Nevada to Delaware. Minrad Inc. was incorporated in Delaware in 1994.

In 1998, we introduced our initial product, the Dual Radiation Targeting System, or DRTS®. Today, our real-time image guidance product is SabreSourceTM. SabreSourceTM uses unique x-ray and laser technology to enable medical professionals to precisely visualize both the surface point of entry and true angle of approach required to reach an internal treatment area or biopsy site. We also manufacture a line of hand held surgical instruments called Light SabreTM. These products use the inherent accuracy of the SabreSourceTM laser to enable a medical professional to accurately position the handheld instrument at the point of incision and then to accurately guide the instrument to the targeted internal treatment or biopsy site.

We entered into the anesthesia and analgesia business in December 2000 through our $1.4 million acquisition of the inhalation anesthetic business of Celltech-Medeva. The Bethlehem, Pennsylvania manufacturing facility that we acquired in the acquisition is FDA registered and cGMP compliant. This facility has the capacity to manufacture, package and distribute isoflurane, enflurane, sevoflurane and other halogenated ethers.

We currently sell isoflurane and enflurane, two of the four modern halogenated inhalation anesthetics in use in the world today. We also have existing contracts under which we plan to sell sevoflurane by the end of 2005 and desflurane as early as 2007 in select international markets.

We currently are developing a drug delivery system for the use of halogenated ethers as inhalation analgesics. This initiative seeks to leverage our two core competencies: precision medical devices and inhalation anesthetics. We have filed patent application 10/272,794, "Drug Delivery for Conscious Sedation" (Burns, McNeirney and Terrell), for a new system for administering conscious sedation that would compete with the widespread use of nitrous oxide, sedative hypnotics and narcotic analgesics in both the pre-hospital and critical care hospital markets. We believe that sevoflurane is a halogenated ether that may be used effectively in conscious sedation systems.

Real Time Image Guidance

Overview

We are a developer of enabling technology for minimally invasive surgical procedures. We believe several factors currently drive the market for surgical systems and their related products, including:
aging of the population;
development of minimally invasive surgical procedures;
focus on increased productivity and lower costs;
transition from hospital-based to outpatients procedures; and
demand for improved therapeutic outcomes.

We believe that the use of our real-time image guidance products can minimize healthcare costs and improve patient outcomes by:
decreasing operating time;
enabling additional procedures to be performed on a minimally invasive basis;
minimizing patient trauma and recovery time;
improving surgical accuracy; and
reducing radiation exposure in fluoroscopically-guided procedures.

SabreSourceTM, our second generation image guidance system, which we expect to begin marketing in September of 2005, uses patented x-ray and laser technology to enable medical professionals to visualize both the surface point of entry and the true angle of approach required to precisely target an internal treatment area or biopsy site. SabreSourceTM, like our first-generation product, DRTS®, significantly reduces radiation exposure to patients and operating room personnel. In addition, the SabreSourceTM system significantly improves "ease of use," provides a much larger targeting area and gives the medical professional improved control and visibility over target acquisition.

We also manufacture a line of handheld surgical instruments. Light SabreTM uses the inherent accuracy of the SabreSourceTM laser to enable a medical professional to precisely position the hand-held instrument at the point of incision and to accurately guide the instrument to the targeted internal treatment or biopsy site. Presently, our Light SabreTM line includes six disposable products, including syringes, aspirating needles, spinal needles, bone and core tissue biopsy needles and a catheter introducer.

Our Real-Time Image Guidance Products

We are developing real-time image guidance systems that have broad applications in orthopedics, neurosurgery, interventional radiology and anesthesia. Our first-generation image guidance system, DRTS®, enables medical professionals to improve the accuracy of interventional procedures and reduce significantly the exposure of patients and medical professionals to radiation. DRTS® technology uses a laser beam to target a single point with FDA-accepted accuracy of plus or minus 1mm at a distance of 1 meter. Physicians using DRTS® cited several features of the system:

a reduction in radiation of 50 - 90% depending on the type of procedure;
the elimination of multiple instrument penetrations in attempts to locate subsurface target and corresponding reduction in time, expense and trauma; and
improved surgical accuracy and corresponding reduction in complications.

In a study entitled, "Accuracy of Fluoroscopically Assisted Laser Targeting of the Cadaveric Spine to Place Transpedicular Screws", Journal of Spinal Disorders 2000:13; 412-418 by R.M. Schwend et al., our DRTS® platform was used by surgical residents for pedicle screw implantation into 184 pedicles. Although none of these residents had previously performed the procedure, the residents had an average error rate of 1.6%, with all errors deemed "non-critical."

R. Hugate et al. from Hershey Medical Center, Hershey, Pennsylvania presented a "mirror" study of Dr. Schwend's paper as a poster at the American Academy of Orthopedic Surgeons conference held in Dallas, Texas in February 2002. Routine fluoroscopic technique was compared to alternative sophisticated image guidance systems in the performance of the same pedicle screw procedure that was performed by residents in the study described in the previous paragraph. Experienced surgeons participated in this study. The results of the study showed that fluoroscopy alone had a critically malpositioned error rate of 15.3%. The alternative systems had higher critical error rates of 22.2% and 36.0% respectively. The results of this study compare to the non-critical 1.6% error rate for the DRTS® platform reported in Dr. Schwend's study discussed above.

Another peer-reviewed scientific study, "Vertebroplasty: techniques to avoid complications," was written by D.B. Moreland, M.D., Michael K. Landi, M.D. and Walter Grand, M.D., and published in The Spine Journal (2001) 66-71. He stated in his summary that significant complications can occur in vertebroplasty procedures and are likely underreported. In this study, Dr. Moreland described his technique of performing vertebroplasties and avoiding serious complications by using the DRTS® system. Dr. Moreland is a shareholder in our company and is a member of our Scientific Advisory Board. Dr. Landi is a co-founder of and shareholder in our company, and is a member of our Scientific Advisory Board. Dr. Grand is a shareholder in our company.

While we designed the DRTS® system to retrofit existing mobile C-Arm fluoroscopes, ultimately the size of the system and the need for repositioning when locating multiple targets led to only moderate adoption of the product. During the period from 1999 through 2002, we sold or placed approximately 100 DRTS® systems. The retail sales price for a standard configuration of a DRTS® system was $6,000. We have not actively marketed DRTS® systems since 2002, and any sales of the DRTS® system since 2002 have been replacement parts.

In September of 2005, we expect to begin marketing SabreSourceTM, our second-generation image guidance system, which uses patented X-ray and laser technology to enable medical professionals to visualize both the surface point of entry and the true angle of approach required to precisely target an internal area or biopsy site. Like DRTS®, SabreSourceTM significantly reduces radiation exposure to patients and operating room personnel, yet it is smaller, can acquire multiple targets without repositioning, incorporates a quick-release and alignment system, can be used in a wider range of surgical procedures and can reduce surgical time. As in the case of DRTS®, the FDA accepts our accuracy claim of plus or minus 1 mm at a distance of 1 meter.

SabreSourceTM is designed to retrofit to existing mobile C-Arm fluoroscopes with a "glove fit" thereby adding greater stability. Based on new technology (patent allowed), the SabreSourceTM is aligned to the entire X-ray beam instead of a single ray, enabling the physician to successfully target multiple subcutaneous sites of interest using a hand-held remote control unit. Unlike the more costly navigation systems currently on the market that rely on archival data, the SabreSourceTM system uses "real-time" fluoroscopic images to accurately guide a physician while the X-ray beam is turned off.

Three accessories are integral parts of the SabreSourceTM system: (1) the three-compartment Tri-KnewTM battery charger and 12-volt NiCad battery packs that power the device; (2) a patented sterile disposable drape that covers the SabreSourceTM and C-Arm fluoroscope so that the system can be placed in the sterile field, and (3) a sterile drape that is used to cover the SabreSourceTM remote control. The patented platform drape has an optically correct window and must be used with the SabreSource to ensure that the accuracy of the laser beam is not compromised.

We estimate that the market for image guidance systems, such as SabreSourceTM, was approximately $1.7 billion in 2004. During the next 12 months, we plan to expand our sales force to employ approximately 30 to 35 sales representatives. By mid 2006, we believe that a sale of one SabreSourceTM per month will generally cover the sales expense of the sales representative who sells the product, including salary and benefits, sales commissions, and travel expenses within the representative's territory or region.

With its additional features and benefits, we believe that our SabreSourceTM image guidance system addresses most of the issues that limited the success of our DRTS® system. We believe that the new features will make it easier for medical professionals to incorporate the SabreSourceTM system into their everyday procedures.

Light SabreTM

We also manufacture a line of handheld surgical instruments. Light SabreTM uses the inherent accuracy of the SabreSourceTM laser to enable a medical professional to guide the handheld instrument from the point of incision to the targeted internal treatment or biopsy site. Presently, our Light SabreTM line includes six disposable products, including FDA accepted syringes, aspirating needles, spinal needles, bone and core tissue biopsy needles and a catheter inducer, which "light up" when properly aligned to access a subcutaneous site, thereby giving the medical professional a visual verification when the subcutaneous site is properly targeted. In 1998, the FDA accepted an accuracy claim for Light SabreTM products of plus or minus 3 mm at a depth of 100 mm.

We believe that the level of accuracy produced by Light SabreTM products is critical in minimally invasive procedures, including biopsies and other procedures in pain management, in applied oncology, spinal applications, trauma and urology. Light SabreTM products can also be used as minimally invasive, precisely targeted drug delivery systems.

We plan to continue to develop and introduce additional Light SabreTM products over the remaining 13 years of the life of the Light SabreTM patent. Our six existing FDA-accepted Light SabreTM products focus on pain management and spinal procedures. We are currently prototyping designs for therapeutic applications with two medical device companies and we have had preliminary discussions with several other manufacturers of medical devices. Pending successful cadaver trials, we anticipate granting product-specific licenses for the technology.

Our future plans include the exploration of partnerships with imaging manufacturers to incorporate SabreSourceTM technology into their equipment. We believe that other imaging manufacturers will find our technology to be attractive because we have received an FDA Master File acceptance of our Light SabreTM Collimator, the portion of our product that, when used in conjunction with the SabreSourceTM technology, puts the light in Light SabreTM.

FDA Master file acceptance allows other manufacturers who incorporate our Light SaberTM technology into their equipment to use our FDA acceptance and our accuracy claims for our Light SabreTM products when used with their equipment in conjunction with our SabreSourceTM technology. Manufacturers who license our Light SabreTM Collimator technology will only need to provide the FDA with a 30-day notice of utilization, thus accelerating time to market of their new products.

Our Real-Time Image Guidance Strategy

The principle elements of our business strategy are designed to create a recognized standard of care for our SabreSourceTM system and related Light SabreTM line of products. We plan to focus on the following:
Create a recognized standard of care. We believe the high degree of accuracy, limited exposure to radiation and ease of use of our SabreSourceTM system positions it potentially to become the standard of care for fluoroscopically-guided, minimally invasive, acute care procedures.
Develop the use of consumables.

-- Our initial marketing emphasis will be directed at anesthesiologists at pain management clinics because of the call point similarities with our anesthetics and analgesics business. Pain management clinics have a higher patient volume with shorter procedures and patient recovery time than hospitals. In a typical clinic, a physician will perform many procedures per day that involve fluoroscopic guidance. We believe the potential for Light SabreTM products will be higher in these clinics and the selling cycle from initial evaluation to actual purchase would generally involve fewer people and be more rapid.

-- We also expect to focus our marketing efforts on hospitals. Hospital purchasing departments like to minimize the number of similar products in their inventory. Light SabreTM products and commodity products with similar uses are priced competitively, and both may be used in procedures that do not use SabreSourceTM technology. Unlike the competing commodity products, however, Light SabreTM products also provide "light up"-targeted guidance when used with a SabreSourceTM system. We believe that hospitals may be motivated to use Light SabreTM products in place of commodity products in order to take advantage of the multiple uses of Light SabreTM products and in order to reduce the number of similar products in their inventories.

Establish therapy partners. We believe that our Light SabreTM technology could enhance the competitive advantage of medical devices manufactured by other companies. The introduction of third party products that use Light SabreTM technology could spur sales of our SabreSourceTM systems, which could in turn spur sales of additional Light SabreTM products. We also believe that the interventional accuracy and reduced exposure to radiation that our SabreSourceTM technology provides could enhance the competitive advantage of imaging equipment manufactured by other companies. We believe that the development of third party imaging equipment that includes SabreSourceTM technology would promote sales of Light SabreTM products. To these ends, we intend to establish relationships with therapy partners to develop new Light SabreTM applications. We also may partner with equipment manufacturers to include our SabreSourceTM technology in third-party imaging equipment.

Anesthesia and Analgesia

Overview

Four primary halegenated inhalation ethers are used in surgical procedures: isoflurane, enflurane, sevoflurane, and desflurane. We currently manufacture and sell isoflurane and enflurane, and we have existing contracts under which we expect to manufacture and sell sevoflurane by the end of 2005 and desflurane as early as 2007 into select international markets.

Our retired Vice President of Research, Ross Terrell, Ph.D., is the inventor of the majority of inhalation anesthetics sold in the world today. Dr. Terrell originally synthesized and patented isoflurane, enflurane and desflurane. He also holds an expired patent on the six compounds in the isoflurane, and sevoflurane family. We have retained Dr. Terrell as a Research Fellow and a member of our Scientific Advisory Board.

We estimate, based on IMS data and other publicly available filings of other companies, that the market for inhalation anesthetics was approximately $925 million in 2004, a 10% increase from the prior year. We believe that the market will continue to grow primarily as a result of an anticipated increase in general surgeries (1.8% in the United States and 3.5% internationally during 2003 according to the American Hospital Association), and the substitution of more expensive anesthetic agents for lower cost anesthetic agents, resulting in an increased cost per surgery.

We manufacture our pharmaceutical products in our Bethlehem facility. We purchased this facility from Celltech-Medeva in December 2000 for approximately $1.36 million. According to public records, Celltech-Medeva purchased the facility six years earlier for approximately $54 million. Although the Bethlehem facility contains state-of-the-art equipment, it was operating substantially below capacity. We acquired the business for four reasons:
The operating room ("OR") call point for anesthesia and analgesia products matched that of our real-time image guidance system. In addition, we anticipated that the same sales partner would sell both product lines in many international markets.
As a result of our management's prior business experience, we were intimately familiar with the Celltech-Medeva line of inhalation products. Our know-how in producing inhalation anesthetics combined with our substantial operations and turn-around experience and our international industry relationships, provided us with the opportunity to improve plant operations.
We believed that the inhalation anesthetic business could provide a revenue and cash generation platform.
We believed that halogenated ethers could be used in conscious sedation.

Over a four-year period, our management has:
installed a new plant management team;
increased production capacity by 120%, while reducing plant employment and without capital investment;
added RxElite as a partner for the distribution of our inhalation anesthetic products in the United States;
added over 20 key international customers including Merck Génériques and General Electric;
resourced key raw materials at substantial cost reductions;
developed procedures and programs under which we produce sevoflurane and expect, following regulatory approval, to produce desflurane; and
applied for patents on a conscious sedation system which, if approved by the appropriate regulatory authorities, may provide a springboard for the eventual transformation of our anesthesia and analgesia business to principally a proprietary product business.

Today, as a result of process improvements, successful programs to improve yield and reduced energy consumption per kilo, we have achieved a 65% average cost reduction at the plant from the time of acquisition in December 2000.

Inhalation anesthetics are sold as 99.9% pure compounds. There are no additives or excipients. They are naturally aseptic and go through a phase change from liquid to vapor in their delivery. As such, the principal FDA regulation issues from a cGMP perspective are in the packaging of pure, final product. This is markedly different from a capsule or parenteral operation.

Our Anesthesia and Analgesia Products

Currently, our primary products are isoflurane and enflurane.

Isoflurane is sold throughout the world for use in a wide range of surgeries. It is of particular use in neurosurgery due to its minimal impact on intracranial pressure and can be used to induce hypotension and reduce bleeding. Isoflurane is also used in the veterinary market, where it is the standard of care for procedures involving companion animals. Management estimates that present annual worldwide sales of isoflurane in 2004 exceeded $150 million, including approximately $50 million of sales in the veterinary market. We sell isoflurane for human use under the TerrellTM brand name and for veterinary use under the AttaneTM brand name.

Enflurane is a niche product with principal applications in labor and delivery and where myocardial depression and related myocardial oxygen consumption is beneficial, such as coronary by-pass. It is the only inhalation anesthetic agent approved for labor and delivery and, as a result, its sales volume is highest in countries with higher birth rates. Management estimates that the present annual worldwide market for enflurane in 2004 was approximately $12 million. We sell enflurane under the Compound 347TM brand name.

We have made improvements to the Bethlehem facility and can now manufacture sevoflurane. Following the receipt of additional regulatory approvals, we expect to begin selling sevoflurane in select international markets in 2005, and in additional international markets each year between 2006 and 2008. We will begin selling in domestic markets following the receipt of appropriate regulatory approvals, which we expect to receive in late 2006. Sevoflurane is the largest selling inhalation agent in the world. It is the agent of choice for pediatric and outpatient procedures because of its induction and recovery properties. Management estimates that the annual market for sevoflurane in 2004 approached $600 million. Abbott markets sevoflurane in the United States, Europe and Latin America. Maruishi markets sevoflurane in Japan and has marketing rights in China. We have one process patent that has been issued on the manufacture of sevoflurane and four other patents pending.

MR Tested Laryngoscope Blades & Handles

To complement our inhalant anesthetic offerings, we have introduced magnetic resonance ("MR") tested laryngoscope blades and handles. Many patients, particularly children, claustrophobic adults and patients in pain, cannot remain still in an MRI magnet for the required time. The MR-tested laryngoscope blades and handles allow an anesthetist to safely intubate a patient very near (within fifteen centimeters) a 1.5 Tesla MRI magnet without ferro-magnetic or radio frequency interference. We have two U.S. patents on these specialty products.

Anesthesia and Analgesia Competitive Strategy

Our two primary competitors in the supply of anesthetic agents are Abbott Laboratories and Baxter International, Inc., both of which are multi-national pharmaceutical and medical device companies. We believe that Abbott and Baxter will face increased competition when sevoflurane and desflurane become generic.

We have a five-part strategy to compete in key global marketplaces:
partner with national pharmaceutical firms prominent in the business;
provide a full line of products;
maintain our status as the low-cost producer by leveraging our Bethlehem manufacturing facility through high volume and capacity expansion;
identify niches that allow segmentation and branding; and
develop proprietary anesthesia and analgesia products for conscious sedation, while maintaining generic volume.

Our marketing partners are often among the leading pharmaceutical manufacturing and distribution companies in their respective country or region. Partners include: Merck Génériques in Japan, Germany, France, the United Kingdom, and Scandinavia; L&W in China; Panion in Taiwan; RxElite in the United States; Laboratorios PiSA in Mexico and Central America; Richmond Labs in Argentina and Spain; and Novartis in the United Kingdom veterinary market. We also supply enflurane directly to Baxter, which it markets worldwide.

Our international marketing strategy is to first identify and establish a distribution partner relationship in a country or region. Following the execution of an agreement with each partner, we then file a registration for the sale of these products in a country or region. The registration process on average takes 12 to 24 months. Upon receipt of regulatory approval for new products in a country or region, we can leverage our existing distribution partnerships to accelerate our speed to market. Upon registration, we begin to sell our products to our international partner under the existing contracts. Presently, we have 15 partnerships under which we have manufactured and delivered inhalation anesthetics. We have targeted countries or regions to enter as the patents expire. As a result, our initial focus has been on the Pacific Rim and Latin America.

Under our exclusive distribution agreements, a sales partner will maintain the exclusive right to distribute specified inhalation anesthetics in its respective sales region so long as it purchases specified minimum annual quantities of inhalation anesthetics at prices specified in the agreement.

As of June 30, 2005, we had 28 active distribution contracts with sales partners that require, after anticipated regulatory approvals are obtained in the respective countries, increasing minimum annual purchases for the contracts to remain exclusive. By 2009, the annual minimum purchases for the distributors to maintain exclusivity by product and territory under existing agreements will reach $92.9 million.
$ Millions	Annual Minimums
	2005	2006	2007	2008	2009
North America	5.8	18.4	43.6	56.2	56.2

Europe	0.8	2.5	8.7	11.6	15.2
Latin America	2.7	5.2	6.9	7.0	7.2
Pacific	1.4	7.6	13.9	14.1	14.3
Total	10.7	33.7	73.1	88.9	92.9
Totals for
Isoflurane/Enflurane:	9.5	12.0	12.9	13.1	13.1

Approvals for foreign registrations of generic drugs generally require a 12-24 month review period, depending on the country. In most cases, local government guidance is available on the average time required for approval. In addition to drug registration time, regulators in certain markets provide a period of years of exclusivity for the original manufacturer, and patent protection -- either composition or process -- is available in certain other markets for one or more of the participants. The respective parties to the distribution agreements agreed to these annual minimums after assessing the situation in the respective markets. The annual minimums are best viewed as providing a trend on the uptake of our inhalation anesthetic business.

Beyond these agreements, we are currently negotiating distribution contracts with four prospective partners. These agreements may or may not become finalized. In addition, we are actively seeking representation in several major markets including, but not limited to, Italy, Australia, significant portions of Eastern Europe, South Korea, the Middle East, and the Indian Sub-continent.

Also under the exclusive distribution agreements, each sales partner has agreed to purchase inhalation anesthetics only from us for distribution in its respective region, provided that we timely deliver inhalation anesthetics in accordance with the terms of the applicable agreement.

In July 2004, we signed a contract with RxElite, Inc., a United States distributor of inhalation respiratory products. Assuming RxElite meets volume milestones in the contract to remain an exclusive distributor in the United States, U.S. sales under the contract with RxElite would approach $55 million in calendar year 2008. RxElite began purchasing human inhalation anesthetics under this contract on September 30, 2004. On April 14, 2005, we entered into an amendment of the existing agreement with RxElite to grant them a non-exclusive right to purchase AttaneTM, our generic inhalation anesthetic (isoflurane), for distribution for veterinary uses in the U.S. market. The amendment also gives RxElite the exclusive right to purchase for distribution to end users two other generic inhalation anesthetic products that we make -- desflurane (for human use) and SustaneTM (sevoflurane for veterinary use) -- when they become available. Terms of the original contract, which were not amended, provide RxElite with the exclusive right to distribute for human use two other generic Minrad drugs, TerrellTM (isoflurane) and Compound 347 TM (enflurane) under the RxElite label, and provide RxElite the exclusive right to distribute sevoflurane for human use after approval by the U.S. Food and Drug Administration has been received and for any existing period of exclusivity granted by the FDA has expired.

The Rx Elite agreement expires on December 31, 2007. The agreement provides that either party has the right to terminate the agreement on written notice if the other (1) commits or suffers an act of bankruptcy or insolvency, or (2) within 90 days after written notice of a material breach of the agreement has been given, either fails to cure a breach which is capable of cure within 30 days or has failed to commence a cure for any breach which is not capable of cure within 30 days. The agreement also provides that if RxElite or Minrad recalls any of the products distributed by RxElite because the products are believed to violate a provision of applicable law, then Minrad will bear the costs of the recall.

In February of 2005, we entered into a supply agreement with Merck Génériques, a French Societe en commandite, which provides for the distribution of our inhalation anesthetics for the human market in eleven European countries. Under the terms of the agreement, Merck Génériques will maintain the exclusive right to distribute sevoflurane and desflurane and the non-exclusive right to distribute isoflurane and enflurane in these eleven European countries so long as it purchases specified minimum quantities of the inhalation anesthetics at prices specified in the agreement. The agreement was effective as of February 11, 2005 and expires on February 11, 2010. Under the terms of the agreement, the obligations of Minrad Inc. have been assigned to Minrad EU, our wholly owned European subsidiary.

We believe that there are significant barriers to entry into the business of producing and selling inhalation anesthetics. These drugs are essentially specialty chemicals that must be manufactured in dedicated facilities, using proprietary intellectual property and operated by a highly skilled management team and work force.

Conscious Sedation

We have under development a drug/drug delivery system for the use of halogenated ethers as inhalation analgesics, which we call "conscious sedation." This initiative seeks to leverage our two product lines: real-time image guidance systems and inhalation anesthetics. We have filed a patent application, "Drug Delivery for Conscious Sedation" (Burns, McNeirney and Terrell), for a new system for administering conscious sedation that would compete with the widespread use of nitrous oxide, sedative hypnotics and narcotic analgesics in both the pre-hospital and critical care hospital markets.

Nitrous oxide and sedative hypnotics have been used with varying degrees of success as analgesics for centuries. Nitrous oxide, however, can produce side effects in patient and medical personnel alike, and can be addictive. Sedative hypnotics remain in the system for an extended period of time, even when used in conjunction with a reversal agent. In addition, in a small number of patients the reversal agent is ineffective. Constant monitoring of these patients is required, and productivity and cost management can suffer as a result. Finally, sedative hypnotics are scheduled substances according to the U.S. Drug Enforcement Administration ("DEA"), and appropriate controls, safeguards and record-keeping are required.

We believe that if administered safely, modern inhalation agents have the potential to be an attractive alternative to nitrous oxide and sedative hypnotics in conscious sedation. Modern inhalation agents meet the key requirements for conscious sedation as they are proven safe and effective at higher doses, reverse themselves through exhalation, have a very rapid uptake to analgesic levels and are not addictive or DEA-controlled substances. In the past, inhalation anesthetics were not used as analgesics due to the absence of equipment to accurately deliver the agents and the fact that the manufacturers of inhalation agents also made and sold anesthesia equipment costing $100,000-$200,000 per unit.

We plan to produce a device that will "freeze" the delivered concentration at an analgesic level and not allow additional agent to be delivered. In October 2002, we filed an application for a U.S. Patent that covers the use of inhalation anesthetics as inhalation analgesics. On February 11, 2004, we received our preliminary report under the Patent Cooperation Treaty ("PCT"). All 43 claims on our patent were accepted.

To preserve patient safety, the FDA does not allow the testing of both a new device and a new drug simultaneously. Pursuant to regulatory approvals, we plan to file a 510(k) application on the device in the first quarter of 2006 and subsequently file Investigational New Drug ("IND") applications for review by hospital and university Institutional Review Boards ("IRB") contingent on 510(k) acceptance. The predicate device on which our conscious sedation product is based is the electronically metered administration of nitrous oxide.

Because the inhalation agents are already approved at a higher dose and have been safely administered, we plan to commence Phase III testing under FDA regulations immediately following 510(k) acceptance and an IND filing on the agent. Phase I studies include a general investigation plan and a clinical study protocol outlining the investigation, estimating the number of subjects, and describing the safety exclusions and dosing plan. This Phase is limited to those elements that are critical to subject safety, such as: vital sign and blood chemistry monitoring and toxicity-based stopping or dose adjustment rules. Phase II includes controlled clinical studies conducted to evaluate the effectiveness of the drug for a particular indication or indications in patients with a disease or condition and to determine the common short-term side effects and risks associated with the drug. Phase II studies are typically well controlled, closely monitored, and conducted on a relatively small number of patients. Phase I and Phase II studies have already been completed and were included in the original NDA submission, subsequently supported with the Minrad ANDA, which demonstrated the safety and effectiveness of this drug. This preliminary evidence of safety and effectiveness is then expanded with controlled and uncontrolled trials in a Phase III study.

Under FDA regulations (21 CFR § 312.21(c)), Phase III studies are preformed after preliminary evidence suggesting effectiveness of a drug has been obtained, and are intended to gather the additional information about the safety and effectiveness that is needed to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician labeling. Presuming the agent was sevoflurane, this would allow our ANDA application for the manufacture and marketing of sevoflurane. We believe our conscious sedation product can be on the market to generate sales in a number of countries in 2007.

We believe that the market for inhalation analgesics, including drugs and devices, could approximate $5 billion worldwide based on our market research estimates. Procedures that could benefit from this treatment include, but are not limited to, colonoscopy, burn dressing changes, pain relief pre-diagnosis in ambulance and emergency room, ICU/CCU sedation, dental and oral surgery procedures, relaxation for MRI diagnosis, office based dermatological or podiatric procedures, and certain catheterizations.

United States Regulatory Approvals for our Business

The following table shows our current and proposed products and the United States regulatory acceptances/approvals and patents that relate to them.
Trade Name	510(k) no.	510(k) Acceptance Date	Patent Number
SabreSource Targeting System	K022935	10/11/2002	6,694,169 APP#60/516,039-pending
SabreSource Drape	K041846	8/26/2004	6,283,125 6,679,267
Light Sabre Aspiration Needle	K982018	8/7/1998	5,810,841 6,096,049
Light Sabre Bone Biopsy Needle	K982735	09/09/1998	5,810,841 6,096,049
Light Sabre Core Tissue Biopsy Needle	K981796	08/05/1998	5,810,841 6,096,049
Light Sabre Introducer Needle	K013040	12/07/2001	5,810,841 6,096,049
Light Sabre Spinal Needle	K021084	07/03/2002	5,810,841 6,096,049
Light Sabre Syringe	K981140	06/25/1998	5,810,841 6,096,049
Light Sabre Collimator	K013161	09/21/2001	5,810,841 6,096,049
Light Sabre Collimator (Master File)	MAF-1155	09/21/2001	5,810,841 6,096,049
DRTS® - Light Beam Patient Positron Indicator	K972852	09/15/1997	n/a
DRTS® Drape - Remote Control Drape	K973067	10/16/1997	n/a
Alignment verification devise	n/a		6,297,502
Removable Needle Rule	n/a		6,200,274
Method/device for subsurface target	To be filed		6,829,500

Anesthetic and Analgesic Drugs

Product	Use	Trade Name	Approval	Process Patent Number
Enflurane, USP	Human Anesthetic	Compound 347TM	ANDA 74-396	n/a
Isoflurane, USP	Human Anesthetic	TerrellTM	ANDA 74-416	n/a
Isoflurane, USP	Veterinary Anesthetic	AttaneTM	ANADA 200-141-E0001	n/a
Sevoflurane	Human Anesthetic	TBD	To be filed	5,969,193 APP#10/644,500-pending APP#60/628,707-pending
Desflurane	Human Anesthetic	TBD	To be filed	APP#60/628,708-pending
Conscious Sedation	Human Use Drug(s) and Device	TBD	To be filed	APP#10/272,794-pending

Anesthetic and Analgesic Devices
Trade Name	510(k) no.	510(k) Acceptance Date	Patent Number
MR Tested Fiber Optic Laryngoscope Handle	K970619	11/19/1997	6,036,639 6,444,358
MR Tested Fiber Optic Short Laryngoscope Handle	K041852	11/15/2004	6,036,639 6,444,358
MR Tested Laryngoscope	K971377	4/30/1998	6,036,639 6,444,358
MR Tested Flashlight	K970747	5/20/1997	6,056,415
Carbon Dioxide Removal	Human Anesthesia Equipment	To be filed	APP#60,559,659-pending APP#60,672,334-pending

We also have a number of product approvals in other countries and expect additional approvals in the coming year.

The following is a list of the important patents and patent applications that protect our products, the dates that the patents that have been granted will expire, and the dates that additional patents that we have applied for will expire, assuming the patents are granted.

Patent Number	TITLE	Filing Date	Expiration Date
5,810,841	ENERGY GUIDED APPARATUS AND METHOD	5/20/1997	5/20/2017
5,969,193	METHOD FOR THE PREPARATION OF SEVOFLURANE	8/18/1997	8/18/2017
6,036,639	LARYNGOSCOPE HAVING LOW MAGNETIC SUSCEPTIBILITY	4/11/1997	4/11/2017
6,056,415	PENLIGHT HAVING LOW MAGNETIC SUSCEPTIBILITY	5/2/2000	5/2/2020
6,096,049	LIGHT GUIDING DEVICE AND METHOD	7/27/1998	7/27/2018
6,200,274	REMOVABLE NEEDLE RULE	7/7/1998	7/7/2018
6,264,618	SAMPLING DEVICE AND METHOD OF RETRIEVING A SAMPLE	1/28/2000	1/28/2020
6,267,502	ALIGNMENT VERIFICATION DEVICE AND METHOD OF USING THE SAME WITH A VISUAL LIGHT BEAM AND AN X-RAY	5/29/1998	5/29/2018
6,283,125	STERILE DRAPE	11/19/1998	11/19/2018
6,444,358	LARYNGOSCOPE HAVING LOW MAGNETIC SUSCEPTIBILITY	3/10/2000	3/10/2020
6,679,267	STERILE DRAPE	8/31/2001	8/31/2021
6,694,169	TARGETING SYSTEM AND METHOD OF TARGETING	2/22/2001	2/22/2021
6,829,500	METHOD AND DEVICE FOR DETERMINING ACCESS TO A SUBSURFACE TARGET	6/15/1999	6/15/2019

Pending U.S. patent applications.

Application Number	Title	Filing Date	Expiration Date Assuming Issuance
10/272,794	DRUG DELIVERY SYSTEM FOR CONSCIOUS SEDATION	10/17/2002	10/17/2022
10/272,922	SUPPRESSION OF HUMAN ACTIVITY IN AN ENCLOSED SPACE	10/17/2002	10/17/2022
10/644,500	METHOD FOR THE PREPARATION OF SEVOFLURANE	8/20/2003	8/20/2023
60/516,039	TARGETING SYSTEM AND METHOD OF TARGETING	10/31/2003	10/31/2023
60/559,659	REMOVAL OF CARBON DIOXIDE AND CARBON MONOXIDE FROM PATIENT EXPIRED GAS DURING ANESTHESIA	4/5/2004	4/5/2024
10/977,759	TARGETING SYSTEM AND METHOD OF TARGETING	10/29/2004	10/29/2024
60/628,707	METHOD FOR THE PREPARATION OF SEVOFLURANE	11/17/2004	11/17/2024
60/628,708	PROCESS FOR PRODUCTION OF 1,2,2,2 - TETRAFLUORO ETHYL DIFLUORO METHYL ETHER	11/17/2004	11/17/2024
11/098,243	REMOVAL OF CARBON DIOXIDE AND CARBON MONOXIDE FROM PATIENT EXPIRED GAS DURING ANESTHESIA	4/4/2005	4/4/2025
60/672,334	PREPARATION OF SEVOFLURANE WITH NEGLIGIBLE WATER CONTENT	4/18/2005	4/18/2025

Government Regulation

We manufacture active anesthesia and analgesia ingredients, specifically the chemical synthesis of inhalation anesthetic compounds, and we produce finished anesthesia and analgesia products using the compounds manufactured at our facility in Bethlehem, PA. These manufacturing operations are regulated by the FDA and performed in compliance with cGMP as set out by the FDA. The facility is registered with the FDA as a pharmaceutical manufacturer and distributor, which means that we filed an Establishment Registration with the FDA that certifies that the facility will be operated in accordance with cGMP and gives the FDA authority to oversee our compliance, including through unannounced inspections. The facility is also registered as a pharmaceutical distributor with the states of Pennsylvania, Texas, Idaho and Kentucky. In addition, we believe that the operations at the Bethlehem facility are in compliance with the federal and state regulations regarding environmental protection, occupational safety and health, labor law, and state and local fire safety codes, building codes, and the covenants of the industrial park in which the facility is located. On average, the cost of environmental compliance at our Bethlehem facility averages between 1.75% and 2.25% of revenue generated by the facility.

Our Buffalo facility houses the general headquarters personnel, the real-time image guidance system design and development technical staff, and the manufacturing operations associated with certain critical portions of our real-time image guidance systems. The facility also warehouses and distributes real-time image guidance systems. As such, the facility is registered with the FDA as a manufacturer and distributor of medical devices. This facility was registered under the ISO 13485:2003 Device Directive in July 2005. Current activities at this facility are not subject to any federal, state or local environmental restrictions.

The following discussion summarizes FDA regulatory requirements that may affect our activities and products.

Product Classifications and Pre-marketing Submission Requirements

Medical Devices. The image guidance device, SabreSourceTM, is a laser positioning system wherein the exterior laser and the interior image (fluoroscopic) of the target site are aligned to facilitate the subject procedure. This is a non-invasive, Patient Position, Light Beam device (21 CFR 892.5780) and is classified by the FDA as a Class I device. Class I devices are exempt from premarket notification requirement (510k submission) and FDA-clearance is not required prior to marketing the device. However, the manufacturer is subject to General Controls [1976 Medical Device Amendments to the Food, Drug and Cosmetics Act), including establishment registration, listing of the device, labeling requirements, and the cGMP's (21 CFR 820). Devices that will be marketed with the SabreSourceTM have already been 'FDA cleared for market'. The complementary SabreSourceTM devices are Class II devices, and therefore are subject to General Controls and Special Controls. Hence, premarket notifications (510(k)' s) were/are necessary before SabreSourceTM can be marketed. Our Conscious Sedation device will be a Class III device, that will be subject to 510(k) premarket notification that based on its substantial equivalence to an existing device for electronically metering the administration of nitrous oxide.

Drugs. Our anesthesia and analgesia products require FDA approval. Although drugs do not have a similar classification system to medical devices, the drug products that we produce "generic". As such, when an ANDA (Abbreviated New Drug Application) is filed, it is in reliance on the initial NDA submission and the clinical data therein. The generic manufacturer must demonstrate identical character and characteristics to the initial drug product. However, two of the four (projected) products have already been approved by the FDA, namely, Isoflurane [ANDA 074416, 9/30/94] and Enflurane [ANDA 074396, 7/29/94]. The Sevoflurane ANDA is slated for submission in September, 2005. The Desflurane ANDA is slated for submission in 1st quarter 2006, with trial batches targeted for the end of 2005.

Investigational Device Exemptions (IDE) and clinical study requirements

The novelty of our Conscious Sedation device requires a clinical study plan and investigational review board (IRB, 21 CFR 56) and coordinator. The device may be used for these purposes, but it will require FDA approval of the IDE (see 21 CFR 812). The study may begin without premarket notification. However, the Conscious Sedation device is subject to premarket notification requirements (510(k)) prior to market. No other MINRAD device or drug is subject to these requirements.

Registration and Listing

Our two facilities are FDA registered establishments. The Bethlehem facility is a registered as a Drug Establishment/Labeler Code Assignment, # 2529913 and the Buffalo facility is registered as a Specification Developer, Initial Distributor and Manufacturer, # 1320909. Each product must be listed separately within the requisite divisions of the FDA. Listing the product with the FDA must be done concurrently with the initial marketing of the product.

Labeling

For each MINRAD drug and device product the labeling must be controlled. Labeling is defined by the FDA as labels, and all other written, printed or graphic matter. The control mechanisms are set initially by the labels submitted in the premarket documents. Revisions or additions to labeling are controlled by the MINRAD quality management system and our compliance with GMP's.

Manufacturing regulations for devices, including design controls

We comply with cGMP's (21 CFR 820), and we have established and implemented a quality management system for the device manufacturing facility in Buffalo, NY. The system establishes procedures and policies for controlling input, output and thru-put. Inclusive in this are design controls (21 CFR 820.30). Design procedures and work instructions have been established and personnel have been trained on same.

Post-marketing obligations, including medical device reporting and corrections and removals

We comply with cGMP's (21 CFR 820), and we have established and implemented a quality management system for the device manufacturing facility in Buffalo, NY. The system establishes procedures and policies for controlling input, output and thru-put. Inclusive in this are post-market complaint handling and reporting procedures per 21 CFR 820.198. A Material Review Board has been established for product review, evaluation, investigation, and disposition. Recalls, Corrections, Removals, and Reporting requirements are determined and processed by Executive Management and Regulatory Affairs.

Penalties and legal remedies available to FDA for violations of its regulations.

The FDA may audit our facilities at any time. The FDA uses audits is to confirm compliance with cGMP's. An audit may produce findings and observations and may provoke action by the FDA. If we were found to be out of compliance with the regulations, including the cGMP's, consequences could include warning letters, seizures, injunctions or consent decrees, fines, civil penalties, recalls or seizures of our products, total or partial suspension of our products, refusal to approve or clear new applications or notices relating to our products, recommendations by the FDA that we not be allowed to enter into government contracts, and criminal prosecution.

Employees

As of August 20, 2005, we had 70 full time employees. None of our employees are represented by labor unions or covered by collective bargaining agreements. We have not experienced any work stoppages and consider our employee relations to be good.

Manufacturing

At this time, we rely on third-party contract manufacturers to produce many of the components for our real-time image guidance system, SabreSourceTM. Critical sub-assemblies that involve proprietary materials and methods may be manufactured in-house or contracted out. Final device assembly is done at our Buffalo facility. Light SabreTM components are manufactured, assembled and sterilized by third parties (all of whom are ISO 9001 certified) and are subject to our acceptance.

At our Bethlehem facility, we currently produce bulk isoflurane and enflurane, which are manufactured from raw materials. Upon completion of production, these anesthetics and analgesics are packaged on site into 100mL and 250mL bottles and prepared for distribution. We expect to begin producing and shipping sevoflurane by the end of 2005. We also have an existing contract under which we expect to sell desflurane as early as 2007.

Raw Materials

Many of the raw materials used in our anesthesia and analgesia business are readily available from multiple sources. Four of the raw materials, however, are only available from a few suppliers. We have qualified three suppliers for each of CTFE ( chlorotrifluoro ethylene), CDFM (chloro difluoro methane) and TFE (trifluoro ethanol). HFMOP (hexafluoro isopropyl methyl ether), used in making sevoflurane, is a custom synthesis and currently is available from only one source, the Daiken Industries, Ltd. plant in Japan. If we were unable to obtain HFMOP, we have the technology to produce this chemical; however, if we have to produce HFMOP it would require a significant capital investment and diversion of resources. Interruption in the supply of raw materials for anesthesia and analgesia synthesis could adversely affect our ability to supply finished product in the short-term.

For our real-time image guidance system business, there are multiple qualified suppliers for all components and outsourced services necessary to produce our real-time image guidance line of products.

Legal Proceedings

There are currently no material, pending legal proceedings against us or with respect to any of our property.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following description of our results of operations and financial condition in conjunction with the audited financial statements presented in the this prospectus.

Overview

Merger

On December 16, 2004, we acquired Minrad Inc. through a reverse merger of our newly formed subsidiary into Minrad Inc., with the result that Minrad Inc. became our wholly owned subsidiary and the stockholders of Minrad Inc. became the beneficial owners of approximately 83% of our common stock. Because we did not have any substantial assets or operations during the two fiscal years prior to the acquisition, Minrad Inc. is deemed to be the accounting acquirer of Minrad International, and the discussion of operations below relates to the operations of Minrad Inc. References in this discussion to "fiscal 2003" are to Minrad Inc.'s fiscal year ended September 30, 2003, and references to "fiscal 2004" are to Minrad Inc.'s fiscal year ended September 30, 2004. On January 19, 2005, we changed our fiscal year end to December 31. On April 25, 2005, we reincorporated from the State of Nevada to the State of Delaware.

Company Background

Through our wholly owned subsidiary, Minrad Inc., we operate an acute care business with two product lines: (1) real-time image guidance and (2) anesthesia and analgesia. We currently sell patented real-time image guidance technologies that enable medical professionals to improve the accuracy if interventional procedures and reduce the exposure to radiation. We recently launched SabreSourceTM, our second-generation real-time image guidance system. Our real-time image guidance products have broad applications in orthopedics, neurosurgery, interventional radiology and anesthesia. We manufacture and market our generic inhalation anesthetics for use in connection with human and veterinary surgical interventions. We are also developing a drug/drug delivery system for conscious sedation, which, similar to nitrous oxide used in dental surgery, provides a patient with pain relief without loss of consciousness.

Key Success Factors

Four factors are the principal drivers of success in the MINRAD business model:

1)	Expanded Product Commercialization including existing product growth in present and new markets and the development and introduction of new products.
2)	Manufacturing Efficiency facilitating maximum margin realization.
3)	The Attraction of Talented Personnel accelerating product and market plan implementation.
4)	Funding of the Business to insure successful on-going operations.

Each of these success factors will be addressed in the discussion of operations.

Results of Operations - Six months ended June 30, 2005 compared to six months ended June 30, 2004

Progress against our key success factors during the period included the successful private placement sale of $11,260,000 in Series A convertible Preferred stock, the launch of SabreSourceTM at the American Academy of Orthopedics, a $2.5 million bridge financing (see liquidity and capital), and the addition of Bill Bednarski as Executive Vice President & COO and a new Vice President of Regulatory Affairs.

The following table compares the results of our operations for the six month periods ended June 30, 2005 and June 30, 2004.
			Increase/	Percent
	2005	2004	(Decrease)	Change

Revenue	$4,456,000	$1,827,000	$2,629,000	144%

Gross Margin	1,974,000	450,000	1,524,000	339%
Gross Margin %	44.3%	24.6%	19.7 pts

Research and Development	769,000	499,000	270,000	54%
Sales and Marketing	695,000	360,000	335,000	93%
Finance and Administration	1,376,000	937,000	439,000	47%

Operating Loss	(866,000)	(1,346,000)	(480,000)	(36%)

Interest Expense: cash	(236,000)	(349,000)	(113,000)	(32%)
Interest Expense: non cash	(1,479,000)	(713,000)	766,000	107%

Net Loss	(2,581,000)	(2,408,000)	173,000	7%

Net loss per share basic and diluted	$(0.33)	$(0.12)	$0.21	175%

Revenue

The increase in revenue of $2,629,000 came from both the North American and International sales areas. For the period ended June 30, 2005 Latin American sales increased by $917,000 or 139% from $662,000 to $1,579,000, largely driven by a new distributor for Venezuela and increased sales in Brazil. North American sales increased by $692,000 to $952,000 from $260,000. This increase of 266% was driven by additional sales through a new distributor in the USA and also by the $1,073,000 of immediately shippable backlog at December 31, 2004, substantially all of which shipped in the six-month period ended June 30, 2005. The original equipment manufactures, or OEM business, increased by $423,000 from $ 136,000 to $579,000 due largely to the successful spot bid for enflurane ultimately shipped to Iraq. Sales in Japan increased by 224% from $123,000 to $398,000 as our distributor there has expanded their operation through acquisition,

Gross Margin

The gross margin improved by $1,524,000 from 24.6% to 44.3% or 19.7 percentage points primarily due to increased volume year over year and decreased relative costs. The standard costs (budgeted cost to manufacture one unit of a product) were reduced year over year due to reduced labor, material and overhead. This improved the gross margin at standard cost to 60% for the period ended June 30, 2005 from 56% in the prior period. Unfavorable manufacturing variances (comparison of actual cost to the standard cost) of $713,000 for the period ended June 30, 2005 were largely driven by volume variances in the production of inhalation anesthetic of $460,000. A volume variance is the difference between the expected production output at the standard and the actual production output. Although actual production increased significantly year over year to meet customer demands, production still fell short of the level assumed in the standards. These manufacturing volume variances were due to overhead costs which exceeded the standard by $373,000 and direct labor costs which exceeded the standard by $87,000. The effect of inventory adjustments was a reduction in value of $102,000. Purchase price variances were $63,000 unfavorable. This purchase price variance was primarily a result of a major raw material purchase prior to the effective date of a new supplier contract.

Research & Development

The increase in research and development of $270,000 is primarily related to a payroll increase of $164,000. This largely reflects increased personnel related to our expanding image-guided product line, $45,000 for the extension of options which was a non cash expense, and approximately $50,000 related to staffing our new European subsidiary MINRAD EU which was incorporated in the 1st quarter of 2005. Research and development expenses are expected to increase as we continue to work on new products. Plans are to initiate the development of our conscious sedation device in the second half of 2005.

Sales & Marketing

The increase in Sales and Marketing expense of $335,000 can be primarily attributed to the following: approximately $121,000 of the increase is in personnel to support our anesthesia and analgesia contracts and establish a communications department; $ 47,000 for increased convention and marketing expenses primarily associated with the launch of the SabreSourceTM system; $61,000 for increased travel and relocation expenses; a $61,000 increase for volume related freight and commission expenses; and $31,000 for the extension of options which was a non cash expense. In the third quarter we have continued to add staff in selling areas of Australia, Uruguay and Latin Europe.

Finance & Administration

The year over year increase of $439,000 was largely driven by increased staffing to support the growth of the business and increased compliance costs related to becoming a public company. Year over year increases in personnel costs of $195,000 included the establishment of the key new positions COO and Controller as well as administrative support. An increase of $89,000 in legal and professional costs were related to being a public company versus a privately held company. Travel and relocation expense increased by $93,000 related to further development of the business. There was a $45,000 increase for the extension of options which was a non cash expense, also a $41,000 increase in insurance expense, and $27,000 from increased franchise taxes. These costs were partially offset by a reduction of $56,000 in bad debt reserves due to collection of previously reserved accounts. Finance and administration costs will continue to increase as we continue to meet Securities and Exchange Commission and Sarbanes-Oxley compliance requirements.

Interest Expense: Cash

Interest Expense: Cash interest declined sharply between periods reflecting the company's fund raising efforts in calendar 2005 resulting in the conversion and repayment of outstanding obligations. Interest expense in the six months ended June 30, 2005 was $236,000 compared to $349,000 in the same period a year earlier, a 32% reduction in expense. Cash interest expense will continue to decline in the 3rd Quarter.

Interest Expense: Non-cash

The Company booked $1,479,000 in imputed (non-cash) interest expense in the six months ended June 30, 2005 attributed to debt discount amortization of warrants issued in connection with debt instruments. This was an increase of $766,000, or 107%, over the same period in 2004. Approximately $980,000 of the imputed interest for the six months ended June 30, 2005 was related to warrants issued to Kevin Kimberlin Partners LP for providing its guarantee of a $1 million working capital line. The working capital line was paid off and retired in June of 2005, and no additional warrants will be issued in connection with Kevin Kimberlin's guarantee. Also $499,000 was incurred in association with the $2.5 million bridge financing (see Liquidity and Capital below). Future non cash interest will include $426,000 for the continued amortization of the bridge loan discount, and will also include $1,600,000 attributed to the beneficial conversion rights if the $2,500,000 bridge loan becomes convertible. For the period ended June 30, 2004 the Company incurred debt inducement costs of $713,000.

Dividends

For the period ended June 30, 2005 the Company paid $27,000 in cash dividends on the Series A convertible preferred stock, and non cash dividends of $60,000. Both will continue and increase significantly in the future. In addition, during the six month period ended June 30, 2005 the Company recorded $6,598,549 in non-cash dividends related to the convertible feature of the $11,260,000 Series A Preferred stock sold. See information under "Note 5: EQUITY" contained in the Notes to the Financial Statements for the period ended June 30, 2005 contained in this prospectus, which is incorporated herein by reference.

Net Loss

The Net Loss for the six months ended June 30, 2005 was $(2,581,000) an increase of $173,000 or 7% from the prior year of $(2,408,000). This is primarily attributed to the increase in operating expenses and non cash interest, while being offset by increases in revenue, volume, and gross margin. Without non cash interest expense, the loss for the six months ended June 30, 2005, would have been $(1,102,000) compared to $(1,695,000) for the prior year, a decrease of $593,000 or 35%.

Liquidity and Capital

As of June 30, 2005, we had current assets of approximately $10.2 million, including cash of $5.3 million, and current liabilities of approximately $3.8 million.

Net cash used by operating activities increased by $ 2,939,000 to $4,956,000 or 146% from $2,017,000 in the six months ended June 30, 2004. The increase was largely attributable to an increase in accounts receivable of $1,446,000 due to revenue growth, an increase in prepaid expenses of $739,000 for advance payments to secure raw materials, a decrease of accounts payable and accrued expenses of $1,297,000 due to cash available from financing sources, and a decrease in allowance for doubtful accounts of 56,000 due to collection of previously reserved accounts. These were offset by a net increase of certain non cash interest of $643,000, and an increase in stock based compensation on options extended by $121,000.

Cash provided by financing activities increased by $8,697,000 from $1,709,000 to $10,406,000 in the six months ended June 30, 2005. This included the gross proceeds from the sale of Series A preferred stock of $11,260,000 ($9,076,000 net of costs) and a bridge loan of $2,500,000 which represents an increase of $2,098,000 over borrowings in the same period last year. See information under "Note 5: EQUITY" contained in the Notes to the Financial Statements contained in this prospectus, which is incorporated herein by reference. This is offset by a reduction in proceeds from the sale of common stock of $2,470,000.

We issued convertible promissory notes to the Tobin Family Trust ($1.5 million aggregate principal amount) and Laird Cagan ($1 million principal amount) in February 2005. These notes payable of $2,500,000 are due October 7, 2005. They are reflected net of a discount of $426,000 to a net carrying value of $2,074,000 at June 30, 2005. This discount is due to 375,000 detachable warrants with a value of $925,000 issued with the loan. The discount is being amortized over the life of the loan, with approximately $499,000 expensed in the first six months.

In May 2005 the parties to this bridge loan signed an amendment altering certain terms of the agreement. The Lenders now have the right to accelerate payment or to convert all or any portion of the outstanding principle and accrued interest into common stock at the conversion price of $1.75 in the event the Company's outstanding bank borrowings exceed $5,000,000. The Company has the right to pre-pay after 7 business days if bank borrowings exceed $5,000,000.

Due to the Preferred Stock sale and bridge loan financing our future capital requirements have been significantly reduced. During the remainder of 2005, we plan to expand our Bethlehem facility to allow for anticipated future growth of production. We expect to incur incremental costs related to our real time image guidance system and research and development costs for conscious sedation. In addition, we will need to raise additional funds in the future through the establishment of a line of credit of approximately $3,500,000 for working capital purposes. Also, we may need to raise additional funds through the private or public sales of equity securities or the incurrence of additional indebtedness. We currently have Board of Director approval to secure an additional $3,740,000 in equity. Additional funding may not be available on terms favorable to us, or at all. If we raise additional funds through the issuance of equity securities, the percentage ownership of our stockholders will be reduced; stockholders may experience dilution and the issued equity securities may provide for rights, preferences and privileges senior to those of the existing holders of our common stock and preferred stock. In addition, any issuance of indebtedness may require us to comply with restrictive covenants. Our inability to raise additional capital may have a material adverse effect on our results of operations and financial condition.

Due to cash flow constraints, in the recent past we were in significant arrears to some of our service providers and other vendors, and we were unable to pay all of our financial obligations as they became due. We were delinquent from time to time on loan payments to Bayview Loan Servicing under an $875,000 mortgage note and to the Buffalo & Erie County Regional Development Corporation under a $300,000 term loan. The Bayview loan was brought into current status in February 2005. The Regional Development Corporation loan was brought into current status in March of 2005 and subsequently repaid. We have also been delinquent from time to time in payments to trade vendors. Immediately prior to our obtaining $7.035 million in funding on June 10, 2005, we had approximately $1.3 million of trade accounts payable that were more than 30 days past due. As of August 30, 2005, we had approximately $250,000 of trade accounts payable that were more than 30 days past due. As a result of our delinquencies, creditors have asserted claims against us from time to time. Although our capital resources and liquidity have substantially improved as a result of our recent financings, the risk of claims by creditors could continue until we are able to generate positive cash flow on a consistent basis. All of our vendors are currently providing goods and services, but in some cases we are required to prepay before goods or services will be provided. Any default under our obligations could have a material adverse effect on our business, results of operations and financial condition.

We currently operate at a loss and intend to increase our operating expenses significantly due to the ongoing growth of our anesthetics and analgesics business and the expansion of our sales and marketing functions in connection with the recent launch of SaberSourceTM and the related line of Light SabreTM products. In addition, our future capital needs will be substantial. We are planning to expand our Bethlehem facility to provide the capacity to produce in a timely manner the quantities of isoflurane, enflurane, sevoflurane and desflurane that we may be required to deliver to our international sales partners in the future under existing contracts in order to allow us to remain the exclusive provider of these inhalation anesthetics to those sales partners in their respective sales regions and to avoid damages under those contracts. We also expect to incur substantial costs related to the research and development of our conscious sedation program. Because of the variables affecting the timing and amount of these expenses, including particularly the levels of market acceptance and the pace of any increase in demand for our products, it is difficult to project the timing and amount of expenses that we will incur in the next 12 months. During the seven months ended July 31, 2005, our average monthly net cash burn was approximately $695,000 (excluding certain abnormal cash-in-flows of $2,500,000 of bridge loans and $9,700,000 in net funds from sales of preferred stock and certain abnormal costs including approximately $1,700,000 in repayment of short and long term indebtedness, a reduction in accounts payable of approximately $1,500,000, and prepayments to secure raw materials of approximately $1,150,000). During the period from October 1, 2002 to June 30, 2005, we had aggregate revenues of $12,551,000, including $12,186,000 or 97% from sales of anesthesia and analgesia products, and the balance of $365,000 was image guidance and miscellaneous related revenue. As of June 30, 2005, we had approximately $10,180,000 of current assets, including approximately $5,328,000 of cash and cash equivalents, and approximately $3,847,000 of current liabilities.

Although we expect our revenues to increase substantially as our products gain market acceptance and our production capacity increases, we cannot reliably predict our revenues during the next 12 months and, consequently, we cannot predict our capital needs during that period. We do not currently have any permanent arrangements or credit facilities in place as a source of funds. We are in negotiations to secure a $3.5 million line of credit. Our Board of Directors has approved additional sales of up to $3,740,000 of equity, but we may need to seek additional funding beyond that amount. We expect to seek additional funds in the future through private placements or public sales of equity securities or the incurrence of additional indebtedness. If we fail to obtain sufficient additional capital in the future, we could be forced to curtail our growth strategy by reducing or delaying capital expenditures and acquisitions, selling assets, or downsizing or restructuring our operations.

Results of Operations - Three month period ending December 31, 2003 compared to the three month period ending December 31, 2004:
			Increase/
	2003	2004	(Decrease)%

Revenue	$ 1,049,362	$ 460,276	$(589,086)	(56%)
Gross Margin	143,506	(156,115)	(299,621)	(209%)
Gross Margin %	13.6%	(33.9%)	(47.6) pts	(2880%)
Research and development	368,026	308,670	(59,356)	(16%)
Sales and marketing	193,680	230,348	36,668	19%
Finance and administration	454,523	486,970	32,447	7%
Operating loss	(872,723)	(1,182,103)	(309,380)	(35%)
Interest expense	276,481	198,280	(78,201)	(28%)
Net loss	$(1,149,204)	$(1,380,383)	$231,179	20%

Net Revenue

For the quarter ended December 31, 2004, the company generated revenue of $460,276 as compared to $1,049,362 for the quarter ended December 31, 2003. The decrease of $589,086, or 56%, was not reflective of market conditions as we ended the quarter with $1,037,000 in immediately shippable backlog, or orders from customers that were past the requested shipping date of our customers, resulting from the switch over of our plant production facilities to production of validation batches of sevoflurane.

Sevoflurane and isoflurane are manufactured in multi-purpose equipment rather than dedicated equipment. While we engaged in completing three-batch manufacturing validation of sevoflurane and associated cleanouts and changeovers, our production of isoflurane was curtailed. The timing of our changeover was exacerbated by the failure of a contractor to meet the installation schedule for new piping that would have improved our production capacity. When the validation process for sevoflurane was completed in December of 2004, we resumed production of isoflurane, and the availability of finished product began to increase at the beginning of 2005.

As isoflurane became available, we shipped to customers with lower inventory levels first in order to minimize the impact on their ability to meet their customer demand for product. We continued this practice allocating backlogged orders to maintain inventory levels of our distributors through the end of the calendar quarter ending March 31, 2005, when we had shipped the backlog from the prior quarter.

Gross Profit

Gross Profit for the quarter ended December 31, 2004 was ($156,115) as compared with $143,506 for quarter ended December 31, 2003, representing a reduction of $299,621. Gross margin was (33.9%) as compared with 13.7% in the prior period. The unfavorable gross margin variance in the quarter ended December 31, 2004 was a function of lower volumes due to the plant's inactivity during the sevoflurane validation campaign. The lower volumes resulted in unfavorable manufacturing absorption variances of $406,200.

Shipment of the $1,037,000 in immediately shippable backlog during the quarter ended December 31, 2004 would have had a positive impact on gross profit for this period. We expect to experience fluctuations in gross margins in future periods, primarily resulting from fluctuations in production volume based on increasing demand and the introduction of new products during 2005.

Research and Development

Research and development expenses for the quarter ended December 31, 2004 were $308,670, representing a reduction of $59,356, or 16%, from the period ended December 31, 2003. The year-over-year decrease is composed of a timing-related reduction in prototype expenses of $96,525. Partially offsetting this were increased wage and benefit expenses of $50,788 which were related to additional personnel in the image-guidance engineering staff.

During the quarter, the company was awarded one additional U.S. patent for a stereo tactic device used in neuro surgical procedures that will provide future product opportunities. Also received was a 510(k) device clearance for a modification to a Laryngoscope Handle.

Sales and Marketing

Sales & Marketing expense increased from $193,680 in the quarter ended December 31, 2003 to $230,348 in the quarter ended December 31, 2004. This $36,668 or 19% increase is primarily attributed to trade show expenses associated with the introduction of our new SabreSource technology.

Finance and Administration

Finance and Administration costs increased $32,447 from $454,523 in the quarter ended December 31, 2003 to $486,970 in the quarter ended December 31, 2004. On an on-going basis, Finance and Administration costs increased by approximately $218,000 from $379,000 in the quarter ended December 31, 2003 to approximately $597,000 in the quarter ended December 31, 2004, a 58% increase. Three main factors contributed to the increase in Finance and Administration expenses: $126,000 in additional wages and benefits, $90,000 in legal and accounting expenses, and $43,000 in increased insurance costs. Most of these increased costs relate to the cost to comply with being a public company. In addition, the Company reserves for bad debt expense based on specific identification of doubtful accounts. In the quarter ended December 31, 2003, the Company recognized $75,000 as bad debt expense, versus a $110,000 bad debt recovery that occurred in the quarter ended December 31, 2004. This $185,000 difference between periods offset a large portion of the increase in other Finance and Administration costs.

Interest Expense

Interest Expense declined from $276,481 in quarter ended December 31, 2003 to $198,280 in the quarter ended December 31, 2004. This reduction of $78,201 is a result of the reduction in debt following the conversion of short-term demand notes to equity during March of 2004. Interest levels in calendar 2005 are undeterminable at this time. Management's intentions, which are dependent upon future funding, are to lower cash based interest expense through reductions in factoring, mortgage and other liabilities. Interest of a non-cash nature should increase due to valuations of two groups of warrants. The first is associated with the guarantee of the $997,000 Wachovia line of credit. The second is the amortization of the warrants associated with the $2.5 million convertible debt financing in February 2005. Additional non-cash basis interest expense is also possible if conditions are met that allow for the conversion to common stock of this same $2.5 million debt.

Net Loss

The net loss for the quarter ended December 31, 2004 was $1,380,383 an increase of $231,179 or 20% from the $1,149,204 net loss recorded in the quarter ended December 31, 2003. The major contributors to the loss recorded in the quarter ended December 31, 2004 were a $299,621 reduction in gross margin partially offset by a reduction in interest expense of $78,201.

Liquidity and Capital

As of December 31, 2004, we had current assets of approximately $2.2 million (including nominal amounts of cash) and current liabilities of approximately $6.1 million. As of December 31, 2003, we had current assets of approximately $1.8 million, including cash and equivalents and restricted cash of approximately $426.0 thousand and current liabilities of approximately $9.6 million. The net improvement in working capital of approximately $3.8 million is attributed primarily to the conversion of approximately $3.0 million of short-term demand notes into equity.

Net cash used by operating activities increased by approximately $625.0 thousand, or 228% from approximately $274.0 thousand for the quarter ended December 31, 2003 to approximately $899.0 thousand for the quarter ended December 31, 2004. This increase was attributable primarily to the increased net loss from operations of approximately $231.0 thousand and reduced levels of cash generated from changes in working capital of approximately $394.0 thousand. These changes in working capital primarily included a reduction in allowance for doubtful accounts of $178.0 thousand due to the collection of previously reserved accounts. Also, a reduction in the decrease in inventory of $416.0 thousand which was caused by a slowdown of converting raw materials and work in process into finished goods for immediate sale. In the three months ended December 31, 2004, we completed our first batch of the chemical formula for sevoflurane which took longer than expected and delayed production of isoflurane during the changeover. Finally, it is offset by $123.0 thousand in expenses to satisfy debt instruments and by net increases in current assets and liabilities of $145.0 thousand.

Net cash used by investing activities for the quarter ended December 31, 2004 was $52.0 thousand, a decrease of approximately $383.0 thousand from the $435.0 thousand experienced in the quarter ended December 31, 2003. This was primarily due to a short term investment of $350.0 thousand at December 31, 2003 generated from initial equity investments which was subsequently expended in operations. There also was approximately a $40.0 thousand reduction in purchases of property and equipment. Net cash provided by financing activities increased by approximately $168.0 thousand from approximately $785.0 thousand at December 31, 2003 to approximately $953.0 thousand at December 31, 2004. This increase was largely due to debt repayments of $106.0 thousand in the quarter ended December 31, 2003. In the quarter ended December 31, 2004, we raised approximately $971.0 thousand through borrowings under demand notes payable as opposed to approximately $925.0 thousand in the fourth quarter in 2003 for a net increase of $46.0 thousand. We also had a $35.0 thousand increase in the issuance of common stock, offset by repayments to affiliates of $13.0 thousand and net factor advances of $15.0 thousand. Our liquidity was substantially improved in the first six months of 2005 with the securing of $2.5 million in bridge debt and the closing of $11.260 million in Series A preferred stock.

Our future capital requirements will be substantial. Most notably, we must expand our Bethlehem facility to produce in a timely manner the quantities of enflurane, isoflurane, sevoflurane and desflurane that international sales partners are required to purchase in the future under existing contracts to maintain exclusivity in their respective sales regions. See "Anesthesia and Analgesia Competitive Strategy." We expect to incur substantial costs related to our real time image guidance system and research and development costs for conscious sedation. Accordingly, we will need to raise additional funds in the future through the private or public sales of equity securities or the incurrence of additional indebtedness. Additional funding may not be available on terms favorable to us, or at all. If we raise additional funds through the issuance of equity securities, the percentage ownership of our stockholders will be reduced, stockholders may experience dilution and the issued equity securities may provide for rights, preferences and privileges senior to those of the existing holders of our common stock. In addition, any issuance of indebtedness may require us to comply with restrictive covenants. Our inability to raise additional capital would have a material adverse effect on our results of operations and financial condition.

Results of Operations -- Year Ended September 30, 2003 Compared to Year Ended September 30, 2004
	2003	2004	Increase/ (Decrease)%
Revenue	3,514,963	4,116,995	602,032	17%
Gross Margin	1,422,980	966,516	(456,464)	(32%)
Gross Margin %	40%	23%	(17%)	(43%)
Research and development	1,269,842	1,175,570	(94,272)	(7%)
Sales and marketing	645,805	736,266	90,461	14%
Finance and administration	1,550,259	2,097,288	547,029	35%
Interest expense	752,591	789,443	36,852	5%
Debt conversion costs	-	713,000	(713,000)	n/a
Net Loss	(2,795,517)	(4,545,051)	1,749,534	63%

Revenue
	2003	2004	Increase/ (Decrease)%
North America	$909,305	$1,155,315	$246,010	27%
International	$2,605,658	$2,961,680	$356,022	14%
Total	$3,514,963	$4,116,995	$602,032	17%

Revenue increased by $602,032, or 17%, to $4,116,995 for fiscal 2004 from $3,514,963 for fiscal 2003. North America showed the greater year-over-year percentage improvement. Essentially, all revenue was from our anesthesia and analgesia line. North American sales rose sharply in the human inhalant anesthetic market due primarily to net sales of approximately $385,000 in the quarter ended September 30, 2004, generated from our partnership with RxElite, Inc. Exclusive of the one-time license fee for real-time image guidance of $150,000 received in fiscal 2003, North American revenue increased by $396,010, or 52%, to $1,155,315 for fiscal 2004 from $759,305 for fiscal 2003.

International sales increased by 14% for fiscal 2004 from fiscal 2003. Sales growth generally was uniform across our sales regions with 14% growth in each of Europe and the Pacific Rim, and 13% growth in Latin America. Our international business benefited from increases in market share in the United Kingdom, Brazil and Argentina, and the entry into the Thailand market and the veterinary markets of Switzerland and Australia. Factors reducing growth in the various markets included a slow down in sales to the Middle East as a result of anti-American sentiments related to the war in Iraq, a decline in sales in South Korea attributable to declining demand, and the required cessation of sales to Venezuela as a result of export exchange control issues. Subsequent to fiscal 2004, we believe we have resolved the export exchange control issues in Venezuela by identifying alternative distribution channels that provide requisite import and export credits.

Gross Margin

Gross margin declined by $456,464, or 32%, to $966,516 for fiscal 2004 from $1,422,980 for fiscal 2003, primarily as a result of sharply higher manufacturing variances in fiscal 2004.

In fiscal 2004, unfavorable manufacturing variances increased by $697,341, or 127%, to $1,248,297 from $550,956 for fiscal 2003. Roughly $500,000 of the fiscal 2004 variance represented lost production associated with modifications to our Bethlehem facility to allow for the production of sevoflurane. The balance is comprised of under-absorbed overhead and the cost of hiring and training additional staff in anticipation of continuous operations commencing in 2005. The hiring and training of staff for a third shift generated $200,000 of one-time costs. The unfavorable variance of $550,956 in fiscal 2003 was reduced by the receipt of a $500,000 progress payment from Chubb on a business interruption claim filed in connection with storm damage that negatively affected production at the Bethlehem facility from February 16, 2003 to mid-July 2003.

Specialty anesthesia and analgesia facilities have intrinsically high fixed overhead costs. Quality control, health, safety and environmental management, process engineering and maintenance, and management are all required on-site. If production at our Bethlehem facility slows due to new product qualification, business interruption, reduced volume or expansion, the impact on our results can be severe.

In fiscal 2004, we invested in the future of our business. We performed the initial synthesis and process controls for sevoflurane, a process that we completed with our validation batches in December 2004. Because of the manner in which we use equipment in the facility for multiple purposes, the sevoflurane projects resulted in substantial downtime in 80% of our production capacity. In addition, we began to hire and train staff in January 2004 which qualified us to move to continuous operation. We expect that we will begin to see the benefits from continuous operation and the related overhead absorption in the first calendar quarter of 2005. Further, we anticipate the validation batches of sevoflurane will become saleable in the second quarter of 2005.

Research and Development

Research and development expenses declined by $94,272, or 7%, to $1,175,570, or 29% of revenue, for fiscal 2004, from $1,269,842, or 36% of revenue, for fiscal 2003. Research and development costs were essentially flat between periods. We expect to continue to spend significant amounts on research and development to fund our core product lines, new products and technology development in 2005 and beyond.

Sales and Marketing

Sales and marketing expenses increased by $90,461, or 14%, to $736,266 for fiscal 2004 from $645,805 for fiscal 2003. As a percentage of product sales, costs remained relatively consistent at 18% of sales between periods. We expect that in future periods, sales and marketing expenses, as a percentage of sales, will exceed the fiscal 2003 and 2004 levels as a result of our need to support contractual commitments for inhalation anesthetics with additional personnel and significant initial costs associated with the launch of SabreSourceTM.

Finance and Administration

Finance and administration expenses increased by $547,029, or 35%, to $2,097,288 for fiscal 2004 from $1,550,259 for fiscal 2003. The increase was attributable primarily to an increase in audit, legal and professional expenses of approximately $757,000 associated mainly with the merger of Minrad Inc. into our company, and increased expenses of $125,000 associated primarily with an increased headcount in our financial department. These increases were offset partially by a $131,000 decline in bad debt expense for fiscal 2004.

Interest and Debt Conversion Costs

Interest expense increased by $36,852, or 5%, to $789,443 for fiscal 2004 from $752,591 for fiscal 2003. Included in fiscal 2004 interest expense was $123,000 in non-cash interest costs associated with convertible debt. In fiscal 2004, we incurred interest expenses of approximately $294,000 in connection with a factoring arrangement. In addition, we incurred $713,000 in debt conversion costs related to the conversion of $3,026,000 of debt into equity at an average price per share of $0.79 in March 2004. The average conversion price was below the stated conversion price and, as a result, we booked a non-cash debt conversion cost.

Net Loss

Net loss increased by $1,749,534, or 63%, to $4,545,051 for fiscal 2004 from $2,795,517 for fiscal 2003. This increase in net loss is due primarily to lower gross margins, increase in finance and administration costs, and a one-time, non-cash debt conversion cost, each as discussed above.

Stockholders' Equity

The combination of fund raising and debt conversion, offset by our losses, over the period contributed to a net improvement in our stockholders equity of $2,881,000, or 49%, from $(5,887,000) in fiscal 2003 to $(3,006,000) in fiscal 2004. In evaluating tangible net worth, however, it should be considered that the anesthesia and analgesia Bethlehem facility is recorded on our books at approximately $355,000, reflecting the fact that the purchase in December 2000 for $1.4 million generated no recorded value on our books for the building and equipment.

Liquidity and Capital

As of September 30, 2004, we had current assets of approximately $1.8 million, including nominal amounts of cash, and current liabilities of approximately $5.4 million. As of September 30, 2003, we had current assets of approximately $2.2 million, including nominal amounts of cash, and current liabilities of approximately $8.5 million. The net improvement in working capital of approximately $2.7 million is primarily attributed to the conversion of approximately $3 million of short-term demand notes into equity.

Net cash used by operating activities increased by approximately $1.3 million, or 76%, to approximately $3.0 million for fiscal 2004 from approximately $1.7 million for fiscal 2003. The increase in net cash used by operating activities was attributable primarily to the increase in the net loss from operations of approximately $1.7 million, which was offset by the one-time, non-cash charge for debt conversion costs of approximately $713.0 thousand, and improvements in cash flow on payments of accounts receivable of approximately $970.0 thousand as a result of the utilization of a factoring company.

Net cash used by investing activities for fiscal 2004 was approximately $299.0 thousand. For fiscal 2003, investing activities provided net cash of approximately $411.5 thousand. The additional use of cash by investing activities for fiscal 2004 was due primarily to purchases of property and equipment and costs associated with patent applications.

Net cash provided by financing activities increased by approximately $2.0 million, or 156%, to approximately $3.3 million for fiscal 2004 from approximately $1.3 million for fiscal 2003. In fiscal, 2004, we raised approximately $3.6 million through private sales of common stock. We also made payments of approximately $1.2 million on outstanding indebtedness, while borrowing approximately $873.0 thousand under demand notes, including our accounts receivable factoring program, which we instituted in fiscal 2004 that yielded approximately $161.4 thousand. In fiscal 2004, our financing activities consisted primarily of borrowings and repayments under demand notes.

Subsequent to September 30, 2004, in the three months ended December 31, 2004, we raised net proceeds of approximately $1.2 million through private sales of common stock. In addition, on February 8, 2005, we raised $2.5 million through the private sale of convertible promissory notes and warrants to purchase common stock. The proceeds of those sales have been and will be used to fund ongoing operations.

Critical Accounting Policies And Estimates

The preparation of consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates. We base our estimates on current information, historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from the estimates we used under different assumptions or conditions. We believe the following concentrations and critical accounting policies relate to our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We make a similar allowance for accounts receivable that we have sold with recourse to a financial institution. Our accounting for doubtful accounts contains uncertainty because management must use its judgment to assess the collectibility of these accounts. When preparing these estimates, management considers a number of factors, including the aging of a customer's account, past transactions with customers, creditworthiness of specific customers, historical trends and other information. We review our accounts receivable reserve policy monthly, based on current risks, trends and changes in industry conditions. The allowance for doubtful accounts was approximately $267,000 at June 30, 2005,$317,000 at December 31, 2004, and approximately $420,000 at September 30, 2004. Although we believe this allowance is sufficient, if the financial condition of our customers were to unexpectedly deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required that could materially impact our consolidated financial statements. Concentrations of credit risk can impact this risk considerably. Approximately 79% of our revenues for the six months ended June 30, 2005, 56:% for the quarter ended December 31, 2004, and approximately 72% of our revenues in fiscal 2004 were derived from our customers located in foreign countries where it may be difficult or impossible to commence legal proceedings to collect past due accounts, a situation that would impact collection ability. In addition, for fiscal 2004 six customers comprised 58% of our revenues, a circumstance that increases our collection risks.

Inventory Valuation

Inventory is stated at the lower of cost or market using the first-in, first-out accounting method. As a part of the valuation process, excess, slow-moving and damaged inventories are reduced to their estimated net realizable value. Our accounting for slow-moving and damaged inventory contains uncertainty because management must use judgment to estimate when the inventory will be sold and the quantities and prices at which the inventory will be sold in the normal course of business. We review our changes in industry conditions. We had established valuation reserves associated with slow-moving inventory of approximately $491,000 at June 30,2005 and $725,000 at December 31, 2004. The reduction was due to the physical disposal of inventory that was previously reserved.

Property, Equipment and Depreciation

Depreciation is computed over the estimated useful life of three to five years using the straight-line depreciation method. Long-lived assets to be held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We continuously evaluate the recoverability of our long-lived assets based on estimated future cash flows from and the estimated fair value of such long-lived assets, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the long-lived asset.

Patents

Patent application costs in excess of $1,000 on patents that generate incremental revenue are carried at cost and will begin to be amortized when placed in service. As of June 30, 2005 and December 31, 2004, the carrying value of capitalized patents were approximately $74,000 and $65,000 respectively. The patents will be amortized over their estimated useful lives. The carrying value of patents is periodically reviewed and impairments, if any, are recognized when the expected future benefit to be derived from an individual patent is less than its carrying value.

Income Taxes

We have recorded deferred tax assets relating to net operating loss carryforwards for United States federal and state tax purposes, tax credit carryforwards and non-deductible reserves, among other items. We recorded a valuation allowance equal to 100% of the carrying value of our net deferred tax assets to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amounts, a resulting reduction of the valuation allowance would increase our income in the period the determination was made. At December 31, 2004, we had approximately $10.1 million in gross deferred tax assets, which were fully offset by a valuation allowance.

Revenue Recognition

We recognize revenue from product sales when the goods are shipped to the customer and title has been transferred. We do not engage in bill and hold transactions and do not enter into inventory consignment agreements. If we enter into the future sale of licenses, we will classify all revenue that involves the future sale of a licensee's products as royalty revenue. Royalty revenue will be generally recognized in the quarter in which a report is received from a licensee detailing the shipments of products incorporation our intellectual property components. License fees will be recognized upon the execution of the license agreement and transfer of intellectual property, provided no further significant performance obligations exist and collectibility is deemed probable.

Research and Development Costs

All costs related to research and development are expensed as incurred. These costs include labor and other operating expenses related to product development, as well as costs to obtain regulatory approval.

Stock Based Compensation

In the past several years we have issued warrants and options to non-employees for services and in connection with obtaining debt. We have recognized significant expense relating to the issuance of these equity instruments. We estimated the fair value of those securities using the Black-Scholes warrant and option pricing model, and expensed the estimated fair value over the service period or through the debt maturity date. The Black-Scholes model uses critical assumptions that significantly affect the estimated fair value of those awards, such as an estimated volatility factor of our common stock and the estimated lives of the awards (which is equal to the maximum contractual term for awards to non-employees). Additionally, as further discussed below under "Recent Accounting Pronouncements," we are required to recognize compensation expense on options issued to employees beginning in 2006, and we expect that we will use similar estimation methods. Changes in the volatility of our common stock and other estimation factors used in the Black-Scholes model can significantly impact the estimated value and resultant compensation cost on similar equity instruments issued in the future.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS 151, "Inventory Costs." This Statement amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing," to clarify accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Statement 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted in certain circumstances. Adopting this new standard is not expected to have a significant impact on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R revised SFAS No. 123 and supersedes Accounting Principles Board Opinion No. 25, and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments, or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued, and as set forth in EITF Issue No. 96-18, which we already follow.

SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) and to recognize that cost over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). Currently, we use the intrinsic value method for accounting for employee stock options and include a pro forma disclosure, as allowed by SFAS No. 123, for this estimated compensation cost on employee stock options.

As a small business issuer, we are required to adopt SFAS 123R on January 1, 2006. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. Because the statement was recently released, we have not yet assessed the potential impact of the adoption of SFAS 123R on our financial position or results of operations.

DIRECTORS AND EXECUTIVE OFFICERS

The following table identifies our directors and executive officers.
Name	Age	Position
William H. Burns, Jr.	55	Chairman of the Board, President and Chief Executive Officer
David DiGiacinto (1)	50	Director
David Donaldson (2)	60	Director
Donald Farley (3)	62	Director
Duane Hopper (1) (2)	58	Director
Robert Lifeso (2) (3)	60	Director
John Rousseau (3)	61	Director
William L. Bednarski	50	Executive Vice President and Chief Operating Officer
John McNeirney	72	Senior Vice President and Chief Technology Officer
Kirk Kamsler	54	Senior Vice President of Commercial Development
Richard Tamulski _______________________	58	Vice President of Finance
(1) Compensation Committee member
(2) Audit Committee member
(3) Corporate Governance Committee member

William H. Burns, Jr. has served as Chairman and Chief Executive Officer of Minrad since its inception in 1994. Prior to founding Minrad, Mr. Burns was President and Chief Executive Officer of Matrx Medical from 1988 to 1994. Prior to that, he spent 13 years with the BOC Group in progressive management positions including Vice President of Marketing of Anaquest, the developers of inhalation technology. He is a two-time recipient of the Industry/University Technology Discovery Award. He earned a BBA at St. Norbert College and an MBA at Marquette University.

David DiGiacinto has served as a director of Minrad since 2002. Mr. DiGiacinto joined Spencer Trask Specialty Group LLC in 2000 and is currently a Senior Managing Director. Before joining Spencer Trask he spent 18 years at Pfizer, Inc. and six years as a captain in the U.S. Air Force. Mr. DiGiacinto also currently serves on the Board of Directors of three other companies, each of which is privately-held. He is a graduate of the United States Military Academy at West Point.

David Donaldson has served as a director of Minrad since 2004. Since 1970, Dr. Donaldson has served as a professor of Dentistry at the University of British Columbia, Canada, where he is currently the head of the Department of Oral Biological and Medical Sciences. He has chaired two other departments since 1970, including Oral Maxillo Facial Surgery and Oral Surgical and Medical Science. Dr. Donaldson previously held the position of Director of Pain and Anxiety control in the Faculty of Dentistry, an area in which he is considered an expert and in which he has published extensively. He received his BDS at St. Andrews University, Scotland in 1965. Dr. Donaldson completed his Fellowship in Dental Surgery through the Royal College of Surgeons, Edinburgh, Scotland in 1969 and received his Masters degree in Prosthodontics from Dundee University in 1971.

Donald Farley has served as a director of Minrad since 2002. For more than five years, Mr. Farley has served as Chief Executive Officer of SpencerTrask Ventures, an affiliate of Spencer Trask Specialty Group LLC. Prior to joining Spencer Trask, Mr. Farley held numerous positions at Pfizer, Inc. over a thirty-year period, culminating in his position as President of the Consumer Health Care Group. Mr. Farley currently serves on the Board of Directors of other companies, including Westgate Biologics located in Ireland. He holds a BS in Chemical Engineering from the University of Rhode Island and a MBA from the University of Hartford.

Duane Hopper, has served as a director of Minrad since 2004. Since 1998, Mr. Hopper has been a private consultant in the medical device industry. He was President, Chief Executive Officer and Chief Operating Officer of Graphic Controls Corporation from 1992 until 1998, when it was acquired by Tyco International, Inc. Prior to that time period, he was Vice President and General Manager of the Medical Products Division of Graphic Controls Corporation from 1988 until 1992. He served in executive positions with other medical products companies during the 1970s and 1980s including, Air Products and Chemicals, Inc., Zimmer, Inc., Surgilase, Inc., and Ohmeda, Inc. He earned a Masters in Management Degree from the Kellogg Graduate School of Management at Northwestern University in 1974 and Bachelor's Degree in Biology from the University of Virginia in 1968. He served as an officer in the U.S. Air Force from 1968 until 1972, including one year as a combat aircrew member in Southeast Asia.

Robert Lifeso, MD, is a co-founder of Minrad and has served as a director of the company since 1994. For more than five years, he has served as the Director of the Spine Center at Erie County Medical Center in Buffalo, New York. Previously, Dr. Lifeso served as Chief of Orthopedic Surgery at the Veterans Hospital in Buffalo as well as the King Faisal Hospital in Saudi Arabia. He received his FRCSC and MD from the University of Toronto and has published over 60 peer-reviewed articles.

John Rousseau has served as a director of Minrad since 2002 and is a Managing General Partner of New England Partners Capital, LLC. Prior to co-founding New England Partners in 1995, Mr. Rousseau held senior management positions with Homart Development (Sears), Spaulding & Slye and Associated Project Control. Prior to holding these positions, Mr. Rousseau practiced law for 15 years and was a senior partner at the law firm of Hale and Dorr in Boston, Massachusetts. He has a BA from Amherst College and an LLB from Columbia University.

William L. Bednarski became our Executive Vice President and Chief Operating Officer on February 16, 2005. Prior to joining us, Mr. Bednarski worked for Nellcor, Inc., a manufacturer of oximetry and critical care products and related medical monitoring that is a division of Tyco International, Inc., since 1993, most recently as its Vice President of OEM and Licensing Technology, since 2001. From 1989 to 1993, Mr. Bednarski was Director of Business Development at the Ohmeda Monitoring Group of BOC, Inc. Prior to entering the medical device industry, Mr. Bednarski spent nine years in financial management positions beginning as a Financial Analyst at Ford Motor Company and serving as Controller of a division of Otis Elevator Corporation and of Alpha Wire Corporation. Mr. Bednarski has a BA from Harvard University and has an MBA in Finance from the Wharton School of Business at the University of Pennsylvania.

John McNeirney has served as the Senior Vice President and Chief Technology Officer of Minrad since he joined the company in August 1996. Prior to joining Minrad, Mr. McNeirney served in various senior executive positions in health care with the BOC Group from 1983 to 1992, Richardson-Vick from 1975 to 1983, and The Upjohn Company from 1964 to 1972. Mr. McNeirney has authored 56 U.S. patents and holds a BS in Chemical Engineering and an MS in Microbiology from Carnegie Mellon University.

Kirk Kamsler has served as Senior Vice President of Commercial Development of Minrad since June 1, 2004 and has served in various other sales and marketing positions since he joined Minrad in October 1999. From 1996 to 1999, Mr. Kamsler served as the Vice President of Sales and Marketing of Cardiac Controls. He also has held senior marketing and sales positions with Marquette Electronics from 1989 to 1996, Matrx Medical from 1985 to 1989, and Davis & Geck from 1981 to 1984. Mr. Kamsler is a graduate of St. Lawrence University.

Richard Tamulski has served as Minrad's Vice President of Finance since April 7, 2004 and served as Controller from April 2003 through April 2004. Mr. Tamulski was President, Chief Executive Officer and Chief Operating Officer of Brand Names, a catalog and showroom retailer, from 1996 to 2002. Prior to that, Mr. Tamulski served as the Vice President of Finance of Brand Names from 1989 to 1995. He has 25 years of experience in finance beginning with a predecessor of KPMG LLP. He is a graduate of St. Bonaventure University and holds an MBA from the University of Rochester.

EXECUTIVE COMPENSATION

Minrad Inc. became our wholly owned subsidiary on December 16, 2004, and on that date all of our officers and directors resigned, and the officers and directors of Minrad Inc. assumed the same positions with Minrad International. The following table provides compensation information concerning: (1) all persons who served in the capacity of chief executive officer of Minrad International during the three month transition period ended December 31, 2004, and (2) all persons who were serving as our executive officers at December 31, 2004 and earned more than $100,000 in total compensation from Minrad International and Minrad Inc. during the three month transition period ended December 31, 2004. The compensation included in the following table includes compensation earned from, or paid by, Minrad International and Minrad Inc. during the periods covered.

SUMMARY COMPENSATION TABLE

Long Term Compensation

Name and Awards Payouts

Principal Position Year* Salary Bonus Options/SARs All other Compensation

William H. Burns, Jr.

President and CEO(1) 2004T $ 50,000 -0- 41,667 -0-

2004 $181,667 $ 8,992 885,000 -0-

2003 $156,000 $19,278 -0- -0-

John Kinney

President and CEO(2) 2004T $-0- -0- -0- -0-

2004 $-0- -0- -0- -0- (3)

* 2004T refers to the three month transition period ended December 31, 2004. The 2004 and 2003 years refer to the fiscal years ended September 30, 2004 and September 30, 2003.

(1) Mr. Burns served as President and CEO of Minrad International from December 16, 2004 through December 31, 2004. During all periods indicated prior to December 16, 2004, Mr. Burns served as the President and CEO of Minrad Inc.

(2) Mr. Kinney served as the President of Minrad International (then known as Technology Acquisition Corporation) from May 21, 2004 through December 15, 2004.

(3) On May 24, 2004, Minrad International issued 10,000 shares of its common stock to Mr. Kinney as compensation for his services as Chairman of the Board, President, and Chief Executive Officer of the company.

Option/SAR Grants, Exercises and Holdings

The following tables set forth certain information concerning stock options granted and exercised during the three month transition period ended December 31, 2004, and unexercised options held as of the end of 2004, by the persons named in the Summary Compensation Table.

Options/SAR Grants in 2004 Transition Period
Name	Number of Securities Underlying Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Period	Exercise or Base Price ($/sh)	Expiration Date
William H. Burns, Jr.	41,667	58%	$1.95	(1)
John Kinney	-0-	-0-	-0-	-0-

(1) Expire with respect to 1/36th of total (1,157 shares) between January 30, 2010 and December 31, 2012.

Aggregated Option/SAR Exercises in 2004 Transition Fiscal Period and 2004 Transition Fiscal Period-End Option/SAR Value
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-money Options /SARs at FY-End ($) Exercisable/ Unexercisable
William H. Burns, Jr.	-0-	-0-	227,500/ 714,167	$ 472,500/ $1,476,834 (1)
John Kinney	-0-	-0-	-0-	-0-

(1) Based on $3.50 reported sale price on December 30, 2004 (no trades were reported on December 31, 2004).

Except as indicated in the Summary Compensation Table, neither Minrad International nor Minrad made any awards under long term incentive plans to the executive officers named in that table during the three month fiscal period ended December 31, 2004.

Employment Agreements and Management Compensation

William H. Burns, Jr., As of March 1, 2004, Minrad entered into an employment agreement with William H. Burns, Jr., its President and Chief Executive Officer. The agreement expires on April 30, 2007. Under the agreement, Mr. Burns is entitled to receive: (1) a minimum base salary of $200,000 per year; (2) an annual bonus equal to 1% of our gross profit after distribution expenses ("Adjusted Gross Profit"), plus 2.5% of the amount by which Adjusted Gross Profit for the year exceeds Adjusted Gross Profit for the preceding year, which bonus shall not exceed $400,000; (3) a grant of options to purchase up to 180,000 shares of common stock, with the amount of the options to be proportionate to our success in raising $2.7 million in equity funding between November 2, 2004 and December 31, 2004; and (5) a grant of options to purchase up to 845,000 shares of common stock, with the amount of options to be based on our attainment of certain capitalization, revenue, and product development milestones during the term of his employment. The exercise prices for all of the options will be 110% of the fair value of our common shares on the date of grant, and exercise periods for all options will be five years from the date of grant.

John McNeirney, Effective October 1, 2004, Minrad entered into an employment agreement with John McNeirney, its Vice President and Chief Technical Officer. The agreement, which became effective following the expiration of Mr. McNeirney's prior employment agreement with Minrad, expires on September 30, 2005. Under the new agreement, Mr. McNeirney is entitled to receive a minimum base salary of $114,500 and an annual cash bonus of up to $240,000, subject to our achieving specified profit objectives. Mr. McNeirney's base salary increased to $130,000 upon the completion of certain recruiting, business and regulatory objectives.

William L. Bednarski, On February 16, 2005, our Board of Directors confirmed the appointment of William L. Bednarski as Executive Vice President and Chief Operating Officer of Minrad International, Inc. Mr. Bednarski signed a contingent appointment letter with Minrad International, dated January 25, 2005. The appointment letter describes the principal terms of Mr. Bednarski's employment as Executive Vice President and Chief Operating Officer. Mr. Bednarski will report to the President and CEO, and he will have the principal duties and responsibilities of a chief operating officer. Mr. Bednarski's compensation will include salary of $156,000 per year, incentive bonus of 2% of the year over year increase in Gross Profit After Distribution Expense, and options vesting over five years and with a five year term to purchase up to 250,000 shares of common stock at $4.50 per share. The agreement also provides that Mr. Bednarski will be paid $35,000 for relocation expenses.

Minrad Inc. Patents and Inventions Policy

Minrad maintains a Patents and Inventions Policy in order to recognize the meritorious services of inventors from whom Minrad obtains inventions. Under the policy, if an inventor causes an invention to belong to Minrad, Minrad will make a grant to the inventor and the inventor's heirs and legatees of a non-assignable share in any proceeds from managing or licensing the invention equal to 1% of the gross royalties received by Minrad: (1) if the invention is not patented, during the five year period following the written disclosure of the invention to Minrad; or, (2) if the invention is patented, during the unexpired term of the patent. As a result of this policy, Mr. Burns will be entitled to participate in royalties from SabreSourceTM drapes, and Mr. McNeirney will be entitled to participate in royalties from Light SabreTM products, SabreSourceTM drapes, and Alignment Verification Devices. Mr. Burns has been the Chairman of the Board, President and Chief Executive Officer of Minrad Inc. since its formation, and he has been the Chairman of the Board, President and Chief Executive Officer of Minrad International since the merger with Minrad Inc. on December 16, 2004.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Funding arrangements with Cagan McAfee Capital Partners, LLC and related parties

On December 1, 2003, Minrad Inc. entered into a funding agreement with Cagan McAfee Capital Partners, LLC ("Cagan McAfee") under which Cagan McAfee agreed to assist Minrad Inc. in obtaining up to $7.7 million in equity funding. Under the terms of the funding agreement, Minrad Inc. agreed to compensate Cagan McAfee through:

· 	payment of a management fee equal to 2% of the proceeds raised by Minrad Inc. during the term of the agreement in any equity funding transaction;
· 	payment of an advisory fee equal to 8% of the proceeds of any equity funding transaction lead managed directly by Cagan McAfee or International Capital Advisory, Inc., a Canadian corporation ("International Capital") or by a third party engaged by the them;
·	grant of investment warrants, exercisable for a period of seven years, to purchase a number of shares of Minrad Inc. common stock equal to 10% of the number of shares sold in any equity funding lead managed directly by the Advisors or by a third party engaged by the Advisors, with the warrants to be exercisable at the same price as the shares were sold in the equity funding; and
·	grant of incentive warrants, exercisable for a period of two years, to purchase up to 5,000,000 shares of Minrad Inc. common stock at an exercise price of $0.001 per share.

Between December 1, 2003 and July 15, 2004, Minrad Inc. sold an aggregate of 3,201,084 shares of common stock at $1.25 per share in private placements contemplated by the funding agreement. The sales yielded gross proceeds of $4,001,355. Under the terms of the funding agreement, Minrad Inc. paid the Advisors and related parties $400,135 in fees in connection with the private placements.

On May 20, 2004, our principal shareholders, Wilhelm Liesner ("Liesner"), Markus Liesner, and Kae Velmeden sold an aggregate of 1,500,000 shares of our common stock to the purchasers, including 450,000 shares to International Capital, 400,000 shares to John Liviakis ("Liviakis"), 241,875 shares to Laird Cagan ("Cagan"), and 241,875 shares to Eric McAfee ("McAfee"), and Liesener sold our $75,000 promissory note payable to him (the "Liesner Note") to International Capital, Cagan, and McAfee. The aggregate sale price for the 1,500,000 shares and the Liesner Note was $10,000. The per share fair market value of our common stock on May 20, 2004 was $.04 per share.

On May 21, 2004, we engaged Cagan McAfee and Morrie Tobin ("Tobin") as financial advisors for the purpose of structuring and negotiating a potential merger and acquisition transaction between us and a target operating company to be identified by them, in which we would be merged with or acquired by the target company, and we paid 250,000 shares of our common stock to each of them as a retainer for their services. The parties provided in the engagement agreement that the 500,000 shares to be issued had a per share fair market value of $.04 each, or $20,000 in the aggregate.

On May 21, 2004, we also entered into a consulting agreement with Liviakis Financial Communications, Inc., under which Liviakis Financial agreed to assist us raising capital by providing introductions and helping us develop and implement appropriate plans for presenting us and our operations to the financial community. For undertaking the engagement, we paid Liviakis Financial 400,000 shares of common stock, which the parties determined to have a per share market value of $.04 or $16,000 in the aggregate.

Also on May 21, 2004, we sold 100,000 shares of common stock to the Tobin Family Trust for $4,000, 37,500 shares of common stock to Cagan for $1,500, 37,500 shares of common stock to McAfee, and an aggregate of 20,000 shares to other parties for $800. All of such shares had a per share market value of $.04. At the same time, we received and retired the Liesner Note in consideration for which we issued 745,000 shares of common stock to the Tobin Family Trust, 565,000 common shares to Cagan, and 565,000 shares to McAfee.

Cagan McAfee and Tobin identified Minrad Inc. as a potential acquisition candidate and, on July 15, 2004, we entered into the acquisition agreement under which Minrad Inc. became our wholly owned subsidiary on December 16, 2004.

On September 15, 2004, we entered into an agreement with Chadbourn Securities, Inc. ("Chadbourn"), an affiliate of Cagan McAfee, under which Chadbourn agreed to act as our placement agent for a private placement of our common stock. Under the agreement with Chadbourn, we agreed to pay Chadbourn cash fees equal to 10% of the gross proceeds of a private placement of our common stock and warrants to purchase a number of shares of our common stock equal to 10% of the number shares sold in the offering, with the warrants to be exercisable at the price of the shares sold in the offering. Under an understanding between Minrad Inc. and Cagan McAfee, the payments to Chadbourn correspondingly reduced Minrad Inc.'s payment obligations under its funding agreement with Cagan McAfee. Between September 16, 2004 and December 15, 2004, we sold an aggregate of 585,257 shares of our common stock at $1.75 per share in private placements. The sales raised gross proceeds of $1,024,201, and we paid Chadbourn and its affiliates $102,420 in fees. We loaned a portion of the net proceeds of the private placements to Minrad Inc. pursuant to a 6% secured grid note. During the period from September 16, 2004 to December 15, 2004 the reported bid price for our common stock ranged from $2.85 to $4.25 per share.

On December 15, 2004, as compensation for its services under the funding agreement, we entered into a warrant agreement with Cagan McAfee and Chadbourn, under which we issued warrants to ten persons to purchase an aggregate of 320,108 shares at $1.25 per share and to three other persons to purchase an aggregate of 58,526 shares at $1.75 per share. The total number of shares purchasable under the warrants equaled 10% of the amount of shares sold in Minrad Inc.'s and our private placements described above. The warrants expire on December 15, 2011 and contain cashless net exercise provisions. On December 15, 2004, the reported bid price for our common stock was $4.25 per share. On February 7, 2005, we completed private sales of an additional 321,714 shares of our common stock at $1.75 per share, and we paid commissions of $56,300 and issued warrants to purchase an additional 32,171 shares to Chadbourn and its affiliates. On February 7, 2005, the reported bid price of our common stock was $4.00 per share.

On February 8, 2005, we entered into agreements with Cagan and the Tobin Family Trust to sell to them for an aggregate of $2.5 million (1) convertible promissory notes in the aggregate principal amount of $2.5 million, and (2) warrants to purchase, at any time prior to January 30, 2007, 375,000 shares of our common stock at $1.75 per share. The convertible promissory notes were subsequently amended on May 11, 2005 and May 25, 2005. As amended, the convertible promissory notes mature on October 7, 2005, but are subject to pre-payment at our option or at the option of the holders if we have aggregate outstanding indebtedness (on a consolidated basis) to one or more banks in excess of $5 million ("Bank Borrowing"). If Bank Borrowing in excess of $5 million occurs, then commencing on that date the holders will have the right to convert all or any portion of the outstanding notes into common stock at $1.75 per share, and commencing 7 days thereafter we will have the option to prepay the notes and the holders will have the option to accelerate the maturity of the notes. The convertible promissory notes mature on October 7, 2005, bear interest at the rate of 6% per annum payable at maturity, and are secured by a second mortgage on our production facility in Bethlehem, Pennsylvania, and a second security interest in all of our personal property located at the site. On February 8, 2005, the reported bid price of our common stock was $3.90 per share.

As indicated above, Minrad Inc. entered into a funding agreement with Cagan McAfee dated December 1, 2003 under which Cagan McAfee agreed that it and its affiliates or assigns would assist Minrad Inc. in the placement of up to $7.7 million of equity funding. The funding agreement provided, among other things, the Cagan McAfee or its affiliates and assigns, including Chadbourn, would earn the right to acquire up to 5 million shares of Minrad Inc.'s common stock at a nominal price if they assisted Minrad Inc. in obtaining $7.7 million of equity funding. When Minrad Inc. was acquired by us in a reverse merger with our subsidiary, the parties agreed that this right would be converted into a right by Cagan McAfee and its affiliates and related parties, to retain up to 5 million shares of our common stock acquired by them prior to the reverse merger, subject to our right to purchase a proportionate number of our shares from them at a nominal price if they failed to obtain an aggregate of $7.7 million of equity funding for Minrad Inc. and us under the terms of the funding agreement.

The sale of the convertible promissory notes and warrants was deemed by the parties to the funding agreement to constitute equity funding under the agreement and, as a result of the sale, the total amount of equity funding under the funding agreement exceeded $7.7 million. Accordingly, Chadbourn was credited with completing the final $1,659,179 of the $7.7 million equity funding under the funding agreement, and our right to purchase up to 1,077,388 of our shares from Cagan McAfee and its affiliates and related parties at a nominal price was extinguished. Other than the termination of this right to buy up to 1,077,388 of our shares from Cagan McAfee and its affiliates and related parties at a nominal price, no underwriting discounts or commissions were paid in connection with the sale of the convertible promissory notes and related warrants.

During the period from June 10, 2005 through June 30, 2005, we sold 11,260 shares of Series A convertible preferred stock and warrants to purchase 2,815,000 shares of common stock for an aggregate price of $11.26 million. Each share of Series A preferred stock is convertible into 500 shares of common stock, and the related warrants are exercisable for a period of three years at $3.85 per share of common stock. The sales were made to 19 persons and entities, with substantially all of the shares being purchased by institutional investors and their related parties. The sales of Series A convertible preferred stock and warrants were made pursuant to an exemption from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D under the Securities Act in an offering made exclusively to accredited investors, as that term is defined in Rule 501 of Regulation D. In connection with the sales, we paid to placement agent fees and/or finders aggregate cash fees of $1,101,000 and warrants exercisable for a period of 7 years to purchase 563,000 shares of common stock at $2.00 per share. Of those fees and warrants, we paid $370,000 and warrants to purchase 9,638 shares to Chadbourn, warrants to purchase 183,112 shares to Cagan, and $246,500 and warrants to purchase 192,750 shares to International Capital. During the period from June 10, 2005 through June 30, 2005 the range of reported bid prices for our common stock was $2.35 to $3.75 per share.

The offers and sales of common stock by Minrad Inc. and us, of the convertible promissory notes and related warrants by us, and of Series A convertible preferred stock and related warrants by us made in the private placements discussed above, and the issuance of warrants to Cagan McAfee, Chadbourn, and their affiliates as compensation for their services under the funding agreement, each discussed above, were made solely to "accredited investors," as that term is defined in Rule 501 of Regulation D under the Securities Act, pursuant to an exemption from registration under Section 4(2) of the Securities Act and Rule 506 under the Securities Act.

Financing Arrangements with Spencer Trask Specialty Group LLC

During the fiscal year ended September 30, 2004, Minrad Inc. engaged in the following transactions with Spencer Trask Specialty Group LLC, an entity that beneficially owned approximately 22.5% of Minrad International's outstanding common stock immediately after the merger with Minrad Inc.

•	Minrad Inc. repaid $457,482 under a $750,000 convertible promissory note held by Spencer Trask that was due in March 2004 and accrued interest at the rate of 8%. Spencer Trask sold the unpaid balance of $292,518 on the note to a third party which exchanged the note with Minrad Inc. for 390,024 shares of common stock at a rate of $.75 per share.

•	Minrad Inc. repaid the outstanding principal and accrued interest on a $75,000 convertible promissory note held by Spencer Trask which accrued interest at the rate of 10% and was past due.
•	Minrad Inc. repaid the outstanding principal and accrued interest on a $250,000 convertible promissory note held by Spencer Trask, which accrued interest at the rate of 10% and was past due.
•	Minrad Inc. repaid the outstanding principal and accrued interest on a $500,000 convertible promissory note held by Spencer Trask, which accrued interest at the rate of 10% and was past due.

Two of Minrad Inc.'s directors, who became directors of Minrad International at the time of the merger, are Donald Farley, who is a principal and the Chief Executive Officer of Spencer Trask, and David DiGiacinto, who is a Senior Managing Director of Spencer Trask.

Also during the fiscal year ended September 30, 2004, Minrad Inc. converted a $100,000 convertible promissory note and $10,000 of accrued interest held by Donald Farley into 146,667 shares of its common stock at a rate of $.75 per share. The note was past due and had accrued interest at the rate of 10%.

Financial Arrangements with New England Capital Partners, LLC

During our fiscal year ended September 30, 2004, Minrad Inc. engaged in the following transactions with New England Capital Partners, LLC, an entity that beneficially owned approximately 14% of Minrad International's outstanding common stock immediately after the merger with Minrad Inc..
•	Minrad Inc. repaid the principal and accrued interest on a $75,000 demand promissory note held by New England Partners. The note accrued interest at the rate of 8%.
•	Minrad Inc. exchanged 1,076,814 shares of its common stock, at a rate of $.75 per share, for a $750,000 convertible promissory note, and $57,611 of accrued interest on the note, held by New England Partners. The note had accrued interest at a rate of 8%.
•	Minrad Inc. exchanged 911,285 shares of its common stock for a $800,000 demand convertible promissory note and $83,463 of accrued interest on the note, held by New England Partners. The principal was exchanged at the rate of $1.00 per share and the interest was exchanged at a rate of $.75 per share. The note had accrued interest at the rate of 8%.

John Rousseau, one of Minrad Inc.'s directors who became one of Minrad International's directors at the time of the merger, is a managing general partner of New England Partners.

Obligations payable to BioSight Inc. and BioVision Inc.

For more than three years, Minrad Inc. has had an outstanding payable of approximately $88,600 to BioVision Inc., a company in which William Burns is Chairman of the Board and a shareholder. The payable was incurred for loans and services made by BioVision to Minrad Inc. during the period between 1998 and 2002. We have agreed to cause Minrad Inc. to pay off the amount owed in four monthly installments of $22,150 each beginning at the end of April 2005, due to cash flow constraints Minrad Inc. paid off the full amount in lump sum, without interest, in August of 2005. Mr. Burns has been the Chairman, President and Chief Executive officer Minrad Inc. since its formation, and he has been the Chairman, President and Chief Executive Officer of Minrad International since the merger with Minrad Inc.

For more than five years, Minrad Inc. has had an outstanding payable of approximately $250,000 to BioSight Inc., a company in which William Burns is the Chairman of the Board and a shareholder. The payable was incurred for loans and services provided by BioSight to Minrad during the period from 1998 to 2000. Under a tax dispute between BioSight and the IRS, the IRS imposed a tax lien on the payable from Minrad Inc. to BioSight. Between October 1, 2003 and February 2005, Minrad Inc. paid an aggregate of $88,775 to the IRS to satisfy the tax lien. We have agreed to cause Minrad Inc. to pay BioSight an additional $159,335.50 in 14 equal monthly installments of $11,395.25 each, beginning at the end of April 2005, as payment for the remaining payable.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth information with respect to beneficial ownership of our common stock as of July 1, 2005, by: (1) each person or "group," as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, known to us to have owned beneficially more than 5% of our outstanding common stock; (2) each of our directors and executive officers; and (3) all of our directors and executive officers as a group.

We determined beneficial ownership in accordance with the rules of the SEC. Unless otherwise indicated below, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. Shares of common stock subject to any warrants or options that were exercisable on or within 60 days of July 1, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the warrants or options, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The beneficial ownership percentages in the table below of any person are based on 28,430,000 shares of our common stock outstanding, plus, in each case, any shares of common stock subject to warrants or options owned by that person that were exercisable on or within 60 days of July 1, 2005.
Name of Beneficial Owner	Number of Shares	Percent
Beneficial owners of more than 5% of our common stock(1)
Spencer Trask Specialty Group LLC (2)	6,581,742	22.2%
New England Partners Capital LLC (3)	3,980,392	13.8%
Rubicon Master Fund (4)	3,000,000	9.5%
Kevin Kimberlin Partners L.P. (5)	2,950,000	9.4%
Laird Q. Cagan (6)	2,195,229	7.6%
Harris Toibb (7)	2,193,750	7.2%
Crestview Capital LLC (8)	1,575,000	5.2%

Directors and executive officers **
William H. Burns, Jr. (9)	1,858,001	6.4%
David DiGiacinto (10)	25,000	*
David Donaldson (11)	25,000	*
Donald F. Farley (12)	298,739	1.7%
Duane Hopper (13)	109,675	*
Robert Lifeso (14)	637,881	2.2%
John Rousseau (15)	25,000	*
William Bednarski	-0-	-0-
John McNeirney (16)	172,248	*
Kirk Kamsler (17)	100,306	*
Richard Tamulski (18)	67,500	*

All directors and executive officers as a group (11 persons)(19)	3,322,350	11.3%

_____________________
* Beneficial ownership of less than 1%.
** Address: 847 Main Street, Buffalo, New York 14203
1.	Excludes William H. Burns, Jr., our Chairman, President and Chief Executive Officer, who beneficially owned more than 5% of our common stock. Information with respect to Mr. Burns' beneficial ownership of our common stock is included below under the caption "Directors and executive officers."

2.	Includes (i) 5,314,847 shares held by Spencer Trask Specialty Group LLC and various affiliates, and (ii) 1,266,895 shares that Spencer Trask Specialty Group and various affiliates have the right to acquire pursuant to warrants that were exercisable on or within 60 days of July 1, 2005. Does not include the shares identified as being beneficially owned by Kevin Kimberlin Partners, LLP ("KKP") in footnote (4) below. Kevin Kimberlin, the General Partner of KKP, is the controlling stockholder of Spencer Trask & Co., an affiliate of Spencer Trask Specialty Group. Address: 535 Madison Avenue, New York, New York 10022.

3.	Includes (i) 3,505,392 shares held by New England Partners Capital, LLC ("NEP") and (ii) 475,000 shares that NEP has the right to acquire pursuant to warrants that were exercisable on or within 60 days of July 1, 2005. Address: One Boston Place, Suite 3630, Boston, Massachusetts 02108.

4.	Includes (i) 4,000 shares of Series A Preferred that are convertible into 2,000,000 shares of common stock, (ii) 1,000,000 shares of common stock that Rubicon Master Fund has the right to acquire pursuant to warrants that are exercisable within 60 days of June 21, 2005. Pursuant to Investment Agreements, each of Rubicon Fund Management Ltd. and Rubicon Fund Management LLP share all investment and voting power with respect to the securities held by Rubicon Master Fund. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, each of Rubicon Fund Management, Ltd, Rubicon Fund Management LLP, Paul Anthony Brewer, Jeffrey Eugene Brummette, William Francis Callanan, Vilas Gadkari, Robert Michael Greenshields and Horace Joseph Leitch III may be deemed to own beneficially the shares of common stock held beneficially by Rubicon Master Fund; each of them disclaims beneficial ownership of those shares. Address of Rubicon Master Fund: P.O. Box 309, Ugland House, George Town, Cayman Islands.

5.	Includes warrants to purchase 2,950,000 shares that KKP has the right to acquire pursuant to warrants that are exercisable on or within 60 days of July 1, 2005. Mr. Kimberlin is the General Partner of KKP and the controlling stockholder of Spencer Trask & Co., an affiliate of Spencer Trask Specialty Group.

6.	Includes (i) 1,380,733 shares held directly by Mr. Cagan, (ii) 249,100 shares held by Cagan McAfee Capital Partners, LLC, an entity in which Mr. Cagan owns a 50% interest and shares voting and dispositive power, (iii) 472,396 shares that Mr. Cagan has the right to acquire pursuant to warrants that were exercisable on or within 60 days of July 1, 2005, (iv) 168 shares of Series A preferred that are convertible into 84,000 shares of common stock, and (v) 9,000 shares that an affiliates of Mr. Cagan, Cagan Capital - Private Equity Fund II, LLC, has the right to acquire pursuant to warrants that were exercisable on or within 60 days of July 1, 2005. Address: c/o Cagan McAfee Capital Partners, LLC, 10600 N. De Anza Blvd., Suite 250, Cupertino, California 95014.

7.	Includes: (i) 2,525 shares of Series A preferred that are convertible into 1,262,500 shares of common stock, which are held by Toibb Investment LLC, (ii) 706,250 shares of common stock that Toibb Investment LLC has the right to acquire pursuant to warrants that are exercisable within 60 days of July 1, 2005, (iii) 300 shares of Series A preferred that are convertible into 150,000 shares of common stock, which are held by HLTGT LLC, and (iv) 75,000 shares of common stock that HLTGT LLC has the right to acquire pursuant to the exercise of warrants that are exercisable within 60 days of July 1, 2005. Harris Toibb has sole voting and investment power with respect to all of our shares that held by Toibb Investment LLC and HLTGT LLC.

8.	Includes (i) 1,000,000 shares of common stock that are issuable upon conversion of Series A Preferred, and (ii) 575,000 shares of common stock that Crestview Capital LLC has the right to acquire pursuant to warrants that are exercisable within 60 days of July 1, 2005.

9.	Includes (i) 1,410,000 shares held by Mr. Burns and (ii) 448,001 shares that Mr. Burns has the right to acquire pursuant to options that were exercisable on or within 60 days after July 1, 2005.
10.	Includes 25,000 shares that Mr. DiGiacinto has the right to acquire pursuant to options that were exercisable on or within 60 days after July 1, 2005. Mr. DiGiacinto is a Senior Managing Director of Spencer Trask Specialty Group, LLC. Does not include, and Mr. DiGiacinto disclaims beneficial ownership of, the 6,581,742 shares identified as being beneficially owned by Spencer Trask Specialty Group in footnote (2) above.

11.	Includes 25,000 shares that Mr. Donaldson has the right to acquire pursuant to options that were exercisable on or within 60 days after July 1, 2005.
12.	Includes (i) 246,667 shares held by Mr. Farley, (ii) 22,072 shares that Mr. Farley has the right to acquire pursuant to outstanding warrants that were exercisable on or within 60 days after July 1, 2005, and (iii) 30,000 shares that Mr. Farley has the right to acquire pursuant to outstanding options that were exercisable on or within 60 days after July 1, 2005. Mr. Farley is a principal and the Chief Executive Officer of Spencer Trask Specialty Group. Does not include, and Mr. Farley disclaims beneficial ownership of, the 6,581,742 shares identified as being beneficially owned by Spencer Trask Specialty Group in footnote (2) above.

13.	Includes (i) 84,675 shares held by Mr. Hopper and (ii) 25,000 shares has the right to acquire pursuant to options that were exercisable on or within 60 days after July 1, 2005.
14.	Includes (i) 607,881 shares held by Dr. Lifeso and (ii) 30,000 shares that Dr. Lifeso has the right to acquire pursuant to options that were exercisable on or within 60 days after July 1, 2005.
15.	Includes 25,000 shares that Mr. Rousseau has the right to acquire pursuant to options that were exercisable on or within 60 days after July 1, 2005. Does not include the 3,980,392 shares described in footnote (3) above, with respect to which Mr. Rousseau, as a Managing General Partner of NEP, exercises voting and investment power.

16.	Includes (i) 78,248 shares held by Mr. McNeirney and (ii) 97,000 shares that Mr. McNeirney has the right to acquire pursuant to options that were exercisable on or within 60 days after July 1, 2005.
17.	Includes (i) 4,056 shares held by Mr. Kamsler and (ii) 96,250 shares that Mr. Kamsler has the right to acquire pursuant to options that were exercisable on or within 60 days after July 1, 2005.
18.	Includes 67,500 shares that Mr. Tamulski has the right to acquire pursuant to options that were exercisable on or within 60 days after July 1, 2005.
19.	Includes options to purchase 868,751 shares that were exercisable by members of the group on or within 60 days after July 1, 2005.

MARKET FOR OUR CAPITAL STOCK

Market Information

Our common stock is quoted under the symbol, "MNRD.OB" on the OTC Bulletin Board, a service maintained by the National Association of Securities Dealers, Inc. Trading in the common stock in the over-the-counter market has been limited and sporadic and the quotations set forth below are not necessarily indicative of actual market conditions. All prices prior to the quarter ended September 30, 2004 reflect activity in our common stock prior to the announcement of our agreement to acquire Minrad Inc. Further, all prices reflect inter-dealer prices without retail mark-up, mark-down, or commission and may not necessarily reflect actual transactions. The high and low sales prices for the periods presented have been adjusted to reflect stock splits:
	High	Low
2003
March 31, 2003	*	*
June 30, 2003	.04	.01
September 30, 2003	.06	.04
December 31, 2003	.06	.05

2004
March 31, 2004	.11	.06
June 30, 2004	.11	.11
September 30, 2004	10.05	.11
December 31, 2004	4.25	2.50

2005
March 31, 2005	7.00	3.00
June 30, 2005	4.40	2.00

*no available quoted prices during these periods

Holders

As of August 22, 2005, there were approximately 892 stockholders of record of our common stock.

Dividends

We have not paid any dividends since inception and do not anticipate paying any dividends in the foreseeable future. Additionally, one of our loan agreements prohibits us from paying or declaring a dividend until the loan is paid in full. We currently intend to retain all available funds and any future earnings of our business for use in the operation of our business. The declaration, payment and amount of future dividends, if any, will depend upon our future earnings, results of operations, financial position and capital requirements, among other factors, and will be at the sole discretion of our Board of Directors.

Securities authorized for issuance under equity compensation plan

As of December 31, 2004, our only equity compensation plan was our 2004 Stock Option Plan, which was previously approved by our stockholders. The following table provides information about the plan as of that date.
Equity Compensation Plan Information

	(a)	(b)	(c)
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

Plan Category
Equity compensation plans approved by security holders ..............................................................	2,360,917	$1.50	4,794,583

(1)	Reflects shares issuable upon exercise of options issued and issuable under the Company's 2004 Stock Option Plan.

Purchase of shares

During the six-month period ended June 30, 2005, we have not purchased any of our shares.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 100,000,000 shares of common stock, par value $.01 per share and 5,000,000 shares of preferred stock, par value $.25 per share. As of August 20, 2005 we had approximately 28,464,000 shares of our common stock issued and outstanding and 11,260 shares of our Series A convertible preferred stock outstanding.

Warrants

As of August 31, 2005, there were outstanding warrants exercisable to purchase our common stock as follows:

warrants to purchase 450,000 shares of common stock at $.075 per share;

warrants to purchase 2,975,000 shares of common stock at $1.00 per share;

warrants to purchase 1,339,587 shares of common stock at $1.15 per share;

warrants to purchase 320,108 shares of common stock at $1.25 per share;

warrants to purchase 465,697 shares of common stock at $1.75 per share;

warrants to purchase 563,000 shares at $2.00 per share; and

warrants to purchase 2,815,000 shares at $3.85 per share.

The warrants are subject to anti-dilution adjustments, are exercisable for periods ranging from 3 to 7 years, and in certain cases contain cashless exercise provisions.

Options

As of August 31, 2005, there were outstanding options under our 2004 Employee Stock Option Plan for participants to purchase up to approximately 2,755,000 shares of common stock at an average exercise price of $2.02 per share and of which 1,119,000 were fully vested.

Convertible Promissory Notes

As of August 31, 2005, there were outstanding $2.5 million face amount of convertible promissory notes that mature on October 7, 2005. The convertible promissory notes bear interest at the rate of 6% per annum, payable at maturity. If, at any time while the convertible notes are outstanding, we have $5 million of bank borrowing outstanding, then the outstanding principal and interest of the convertible promissory notes will become convertible into common stock at $1.75 per share (subject to adjustments).

Preferred Stock

Our Articles of Incorporation permit our Board of Directors to fix the rights, preferences and privileges of, and issue up to 5,000,000 shares of, preferred stock with voting, conversion, dividend and other rights and preferences that could adversely affect the voting power or other rights of our shareholders. The issuance of preferred stock or rights to purchase preferred stock could have the effect of delaying or preventing a change in control of the Company. In addition, the possible issuance of additional preferred stock could discourage a proxy contest, make more difficult acquisition of a substantial block of Company's common stock or limit the price that investors might be willing to pay for shares of the Company's common stock.

Effective June 8, 2005, we amended our Certificate of Incorporation by filing a Certificate of Designations with the Secretary of State of the State of Delaware. The Certificate of Designations authorizes us to issue 15,000 shares of Series A convertible preferred stock, par value $0.25 per share. During the period from June 10 through July 1, 2005, we issued a total of 11,260 shares of Series A convertible preferred stock. The rights, preferences, and limitations of the Series A convertible preferred stock are summarized as follows:

•Stated Value: $1,000 per share (subject to anti-dilution and other adjustments)

•Dividends: 6% per annum, compounded continuously, payable quarterly in cash, or at the option of the company and subject to certain limitations, in shares of common stock. In addition, the Series A preferred participates with the common stock in any dividends payable to the holders of the common stock as if the Series A preferred had been converted into common stock. Without the express written consent of the holders of Series A preferred, Minrad may not declare or pay any cash dividend or distribution on its common stock.

•Convertible: at any time at the election of the holder into common stock at a rate of 500 shares of common stock per share(subject to anti-dilution and other adjustments); subject to certain conditions, at the election of Minrad if the company's common stock maintains a trading price of $5.00 or more for 20 consecutive trading days; and subject to mandatory conversion after 4 years, unless redeemed by the company at that time.

•Redemption: redeemable at Stated Value at the option of the holder if Minrad fails to maintain registration under the Securities Act of the resale of conversion shares of common stock as required, or in the event of a change of control; or at the option of Minrad in lieu of mandatory conversion after 4 years.

•Preferences: shares are preferred over the common stock as to dividends, distributions and payments upon liquidation, dissolution or winding up of the company.

•Voting: the Series A preferred has no voting rights except as required by law or in limited circumstances as described in the Certificate of Designations.

•Other rights: Minrad may not engage in any recapitalization, reclassification, consolidation, merger, or sale of all or substantially all of its assets to another person if Minrad will not be the surviving entity unless the acquiring entity agrees in a manner satisfactory to the holders of a majority of the Series A preferred to exchange for the Series A Preferred securities of the other entity that are substantially similar in form and substance to the Series A preferred.

The foregoing is only a summary of certain material terms of the Series A preferred. For a complete description of the rights and preferences of the Series A preferred, reference is made to the Certificate of Designations.

Common Stock

The following statement is a brief summary of certain provisions relating to our common stock:

Dividends. The holders of common stock are entitled to receive, ratably, dividends when, as and if declared by the Board of Directors out of funds legally available therefore.

Liquidation Preference. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled, subject to the rights of holders of our preferred stock, if any, to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock.

Conversion. The holders of common stock have no conversion rights and they are not subject to further calls or assessments by us.

Preemption. The holders of common stock have no preemptive rights and they are not subject to further calls or assessments by us.

Voting Rights. The holders of common stock are entitled to one vote for each share held of record on all matters on which the holders of common stock are entitled to vote.

Redemption. There are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of common stock are fully paid and nonassessable.

LEGAL MATTERS

Hodgson Russ LLP, One M&T Plaza, Suite 2000, Buffalo, New York, will opine on the validity of the common stock offered in this prospectus.

EXPERTS

Our financial statements as of December 31, 2004, September 30, 2004 and 2003, for the three months ended December 31, 2004, and for each of the two years in the period ended September 30, 2004 have been included in reliance upon the report of Freed Maxick & Battaglia, CPAs, PC, and upon the authority of said firm as experts in accounting and auditing.

CHANGE OF ACCOUNTANTS

On December 16, 2004, our Board of Directors determined that upon completion of our merger with Minrad, we would change our certifying accountant and auditor to Minrad's auditor, Freed Maxick & Battaglia, CPAs, PC ("Freed") of Buffalo, New York. On December 20, 2004, we orally notified and dismissed our prior auditor, Clancy and Co., P.L.L.C. ("Clancy and Co.") of Phoenix, Arizona. Minrad previously engaged Freed on January 21, 2004 to audit its financial statements for the fiscal years ended September 30, 2002, 2003, and 2004.

The reports of Clancy and Co. on our financial statements for each of the fiscal years ended March 31, 2003 and 2004 did not contain any adverse opinion or disclaimer of opinion and were not modified as to uncertainty, audit scope or accounting principles, other than an explanatory paragraph regarding the substantial doubt about our ability to continue as a going concern.

Neither we nor anyone on our behalf consulted with Freed during our two most recent fiscal years ended March 31, 2003 or 2004 or during the subsequent interim period through December 16, 2004 preceding the dismissal of Clancy and Co., with respect to any of the matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-B.

None of the reportable events listed in Item 304(a)(1)(iv)(B) of Regulation S-B occurred with respect to our two most recent fiscal years ended March 31, 2003 and 2004 or the subsequent interim period through December 16, 2004 preceding the dismissal of Clancy and Co.

At no time during our two most recent fiscal years ended March 31, 2003 and 2004, or during the subsequent interim period through December 16, 2004, were there any disagreements with Clancy and Co. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Clancy and Co. would have caused Clancy and Co. to make reference to the subject matter of the disagreements in its reports on the our financial statements.

We provided Clancy and Co. with a copy of our Form 8-K/A announcing our change in certifying accountant prior to filing it with the SEC on January 19, 2004 and requested a response thereto from Clancy and Co. A copy of the letter from Clancy and Co. stating its agreement with the statements in Item 4.01 thereof was filed as Exhibit 16.1 to that Form 8-K/A.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

Under Section 145(a) of the General Corporation Law of Delaware, we may indemnify any of our officers or directors in any action other than actions by or in the right of our company, whether civil, criminal, administrative or investigative, if such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of our company, and, with respect to any criminal action or proceedings if such director or officer has no reasonable cause to believe his conduct was unlawful. Under Section 145(b), we may indemnify any of our officers or directors in any action by or in the right of our company against expenses actually and reasonably incurred by him in the defense or settlement of such action if such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interest, except where such director or officer shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to us, unless, on application, the Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability, such person in view of all the circumstances is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. Section 145(c) provides for mandatory indemnification of officers or directors who have been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b). Section 145(d) authorizes indemnification under subsections (a) and (b) in specific cases if approved by our board of directors or stockholders upon a finding that the officer or director in question has met the requisite statutory standards of conduct. Section 145(g) empowers us to purchase insurance coverage for any director, officer, employee or agent against any liability incurred by him in his capacity as such, whether or not we would have the power to indemnify him under the provisions of the Delaware General Corporation Law. The foregoing is only a summary of the described sections of the Delaware General Corporation Law and is qualified in its entirety by reference to such sections.

Our bylaws provide that we shall indemnify each of our officers and directors to the fullest extent permitted by applicable law. Our certificate of incorporation also provides that, to the fullest extent permitted by the Delaware General Corporation Law, our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

Item 25. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred in connection with the sale and distribution of the securities being registered, all of which will be borne the Registrant (not including any underwriting discounts and commissions and expenses incurred by the selling securityholders for brokerage, accounting, tax, or legal services or any other expenses incurred by the selling securityholders in disposing of the shares). All amounts shown are estimates except the Securities and Exchange Commission registration fee.
Securities and Exchange registration fee	$ 7,734
Printing expenses	$500
Legal fees and expenses	$35,000
Accounting fees and expenses	$5,000
Blue sky fees and expenses	$3,000
Transfer Agent and Registrar fees and expenses	$1,000
Miscellaneous	$1,776
Total	$54,000

Item 26. Recent Sales of Unregistered Securities

Information concerning all securities that we sold without registering them under the Securities Act is incorporated by reference to information contained as indicated in the following reports filed with the SEC:
(1)	Form 10-QSB for the period ended 9/30/02, filed on 11/14/02 -- Part II, Item 2.
(2)	Form 10-QSB/A for the period ended 12/31/02, filed on 1/17/03 -- Part II, Item 2.
(3)	Form 10-KSB for the fiscal year ended 3/31/03, filed on 7/1/03 -- Part II, Item 5(d).
(4)	Form 10-QSB/A for the period ended 6/30/03, filed on 11/21/03 -- Part II, Item 2.
(5)	Form 10-QSB for the period ended 9/30/03, filed on 11/13/03 -- Part II, Item 2.
(6)	Form 10-QSB for the period ended 12/31/03, filed on 2/17/04 -- Part II, Item 2.
(7)	Form 10-KSB for the fiscal year ended 3/31/04, filed on 7/1/04 -- Part II, Item 5(d).
(8)	Form 10-QSB for the period ended 6/30/04, filed on 8/23/04 -- Part II, Item 2.
(9)	Form 10-QSB for the period ended 9/30/04, filed on 11/22/04 -- Part II, Item 2.
(10)	Form 8-K/A dated 12/16/05, filed on 3/2/05 -- Item 3.02.
(11)	Form 8-K dated 2/8/05, filed on 2/14/05 -- Item 3.20.
(12)	Form 8-K, dated 6/8/05, filed on 6/14/05 -- Item 3.02.
(13)	Form 8-K, dated 6/17/05, filed on 6/21/05 -- Item 3.02.

For information concerning the purchasers in our unregistered offerings and regarding commissions and fees paid to underwriters, see the information presented under the heading "Certain Relationships and Related Party Transactions" in the prospectus contained in this registration statement, which is incorporated by reference.

During the period from June 10, 2005 through June 30, 2005, we sold 11,260 shares of Series A convertible preferred stock and warrants to purchase 2,815,000 shares of common stock for an aggregate price of $11.26 million. Each share of Series A preferred stock is convertible into 500 shares of common stock, and the related warrants are exercisable for a period of three years at $3.85 per share of common stock. The sales were made to 19 persons and entities, with substantially all of the shares being purchased by institutional investors and their related parties. The sales of Series A convertible preferred stock and warrants were made pursuant to an exemption from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D under the Securities Act in an offering made exclusively to accredited investors, as that term is defined in Rule 501 of Regulation D. In connection with the sales, we paid placement agent fees and/ or finders aggregate cash fees of $1,101,000 and warrants exercisable for a period of 7 years to purchase 563,000 shares of common stock at $2.00 per share. The principal placement agents for the sales were KeyBanc Capital Markets and Chadbourn Securities, Inc.

Item 27. Exhibits and Financial Statement Schedules

The following exhibits are filed as part of this registration statement:

2.1	Agreement and Plan of Exchange, dated as of July 15, 2004, by and among Technology Acquisition Corporation, Minrad Inc., and Technology Acquisition Subsidiary, Inc. (incorporated by reference to Exhibit 2.1 to Form 8-K filed on July 15, 2004).

2.2	Amendment to Agreement and Plan of Exchange, dated as of August 24, 2004, by and among Minrad Inc., and Technology Acquisition Subsidiary, Inc. (incorporated by reference to Exhibit 99.1 to Form 8-K on August 30, 2004).

3.1	Articles of Incorporation of Registrant (filed with initial filing).

3.2	Bylaws of Registrant (incorporated by reference to Appendix E to definitive Proxy Statement as filed under Schedule 14A on April 6, 2005).

4.1	Form of Warrant Agreement, dated December 15, 2004, by and among Minrad International, Inc., Minrad Inc., Cagan McAfee Partners, LLC and Chadbourne Securities, Inc. (incorporated by reference to Exhibit 4.1 to Form 8-K filed on December 21, 2004).

4.1	Form of Stock Option Agreement, dated December 15, 2004 by and among the Registrant, Minrad Inc., Cagan McAfee Capital Partners, LLC, Liviakis Financial Communications, Inc., Laird Q. Cagan, Eric McAfee and the Tobin Family Trust (incorporated by reference to Exhibit 4.2 to Form 8-K filed on December 21, 2004).

4.3	Form of Registration Rights Agreement by and between Minrad Inc. and the Investors (incorporated by reference to Exhibit 4.4 to Form 8-K filed on December 21, 2004).

4.4	Form of Registration Rights Agreement between Minrad and purchasers of $2.5 million of convertible promissory notes (incorporated by reference to Exhibit 99.5 to Form 8-K filed on February 14, 2005)

4.5	Form of Warrant Agreement between Minrad and purchasers of $2.5 million of convertible promissory notes (incorporated by reference to Exhibit 99.4 to Form 8-K filed on February 14, 2005).

4.6	Form of Warrant dated June 10, 2005 between Minrad and the purchasers of $7.035 million of Series A preferred stock and related warrants (incorporated by reference to Exhibit 99.3 to Form 8-K filed on June 14, 2005).

4.7	Form of Warrant dated June 21, 2005 between Minrad and the purchasers of $3 million of Series A preferred stock and related warrants (incorporated by reference to Exhibit 99.3 to Form 8-K filed on June 21, 2005).
4.8	Form of Warrant dated July 1, 2005 between Minrad and the purchasers of $1.225 million of Series A preferred stock and related warrants -- to be filed by amendment.

4.9	Form of Registration Rights Agreement dated June 8, 2005 between Minrad and the purchasers of $7.035 million of Series A preferred stock and related warrants (incorporated by reference to Exhibit 99.4 to Form 8-K filed on June 14, 2005).

4.10	Form of Registration Rights Agreement dated June 17, 2005 between Minrad and the purchasers or $3 million of Series A preferred stock and related warrants (incorporated by reference to Exhibit 99.4 to Form 8-K filed on June 21, 2005).

4.11	Form of Registration Rights Agreement dated June 28, 2005 between Minrad and the purchasers of $1.225 million of Series A preferred stock and related warrants -- to be filed by amendment.

5.0	Opinion re legality of shares to be issued (filed with Amendment No. 1).

10.0	Engagement Letter, dated December 1, 2003 by and between Minrad Inc. and Cagan McAfee Capital Partners, LLC. (incorporated by reference to Exhibit 8.0 to Form 8-K filed on December 21, 2004).

10.1	Employment Agreement of William H. Burns, Jr., dated March 1, 2004 (incorporated by reference to Exhibit 10.1 to Form 8-K filed on December 21, 2004).

10.2	Employment Agreement of John McNeirney, dated March 29, 2004 (incorporated by reference to Exhibit 10.2 to Form 8-K filed on December 21, 2004).

10.3	Lease of 847 Main Street, Buffalo, New York (incorporated by reference to Exhibit 10.3 to Form 8-K filed on December 21, 2004).

10.4	Contingent Appointment Letter for William Bednarski, dated January 25, 2005 (incorporated by reference to Exhibit 99.2 to Form 8-K filed on February 23, 2005).

10.5	Supply Agreement, effective February 11, 2005, between Minrad EU and Merk Generiques (incorporated by reference to Exhibit 10.1 to Form 8-K filed on February 24, 2005).

10.6	Minrad Inc. Patents and Inventions Policy (incorporated by reference to Exhibit 10.6 to Form 10-KSB filed on March 31, 2005).

10.7	Minrad International, Inc. 2004 Stock Option Plan (incorporated by reference to Appendix C to Schedule 14C filed on September 16, 2004).

10.8	Exclusive Manufacturing and Distribution Agreement, effective June 9, 2004, and Addendum to Distribution Agreement, made as of March 28, 2005 between Minrad Inc. and RX Elite Holdings Inc. (incorporated by reference to Exhibit 10.8 to Form 10-QSB filed on May 13, 2005).

10.8	Form of Convertible Promissory Note used in connection with $2.5 million aggregate amount of notes dated February 8 and February 15, 2005 (incorporated by reference to Exhibit 99.3 to Form 8-K filed on February 14, 2005).

10.9	Amendments dated May 11, 2005 and May __ , 2005 to $2.5 million Convertible Promissory Notes dated February 8, 2005 and February 15, 2005.

10.10	Form of Guaranty Agreement used in connection with $2.5 million Convertible Promissory Notes (incorporated by reference to Exhibit 99.6 to Form 8-K filed on February 14, 2005).

10.11	Securities Purchase Agreement, dated May __ 2004, among Wilhelm Liesner, Markus Liesner, Kay Velmeden as sellers, and Laird Cagan, Eric McAfee, International Capital Advisory, Inc., John Liviakis, John Pimental, Thomas Caleel, Devin Bosch, Jon Roylance, and Robert Krueger as purchasers (incorporated by reference to Exhibit 99.1 to Form 8-K filed on May 27, 2004).

10.12	Assignment and Assumption Agreement, dated May __, 2004, among Wilhelm Liesner as seller and Laird Cagan, Eric McAfee, and International Capital Advisory, Inc. as buyers (incorporated by reference to Exhibit 99.2 to Form 8-K filed on May 27, 2004).

10.13	Advisory Agreement, dated May 21, 2004, among Cagan McAfee Capital Partners, LLC, Morrie Tobin, and Technology Acquisition Corporation (incorporated by reference to Exhibit 99.3 to Form 8-K filed on May 27, 2004).

10.14	Consulting Agreement, dated May__, 2004, between Technology Acquisition Corporation and Liviakis Financial Communications, Inc. (incorporated by reference to Exhibit 99.4 to Form 8-K filed May 27, 2004).

10.15	Note Subscription Agreement dated February 8, 2005 between Minrad and the Tobin Family Trust relating to the sale of $1.5 million of convertible promissory notes (incorporated by reference to Exhibit 99.1 to Form 8-K filed on February 14, 2005).

10.16	Note Subscription Agreement dated February 8, 2005 between Minrad and Laird Cagan relating to the sale of $1 million of convertible promissory notes (incorporated by reference to Exhibit 99.2 to Form 8-K filed on February 14, 2005).

10.17	Securities Purchase Agreement, dated June 8, 2005, between Minrad and investors in $7.035 million of Series A preferred stock and related warrants (incorporated by reference to Exhibit 99.1 to Form 8-K filed on June 14, 2005).

10.18	Securities Purchase Agreement, dated June 17, 2005, between Minrad and investors in $3 million of Series A preferred stock and related warrants (incorporated by reference to Exhibit 99.1 to Form 8-K filed on June 21, 2005).

16.1	Letter from Clancy and Co., P.L.L.C. regarding a change in certifying accountants (incorporated by reference to Exhibit 16 to Form 8-K/A filed on January 19, 2005).

21.	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to Form 10-KSB filed on March 31, 2005).

23.1*	Consent of Freed Maxick & Battaglia, CPA's, PC.

23.2*	Consent of Hodgson Russ LLP.

________________

* Filed herewith

Item 28. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the amount of volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buffalo, State of New York, on ~~September 22,~~October 3, 2005.

MINRAD INTERNATIONAL, INC.

By: /s/ William H. Burns, Jr.___
William H. Burns, Jr.
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ William H. Burns, Jr. William H. Burns, Jr.	Chairman, Chief Executive Officer, and Director (Principal Executive Officer)	~~September 22,~~October 3, 2005
/s/ Richard Tamulski Richard Tamulski	Vice President Finance (Principal Financial Officer)	~~September 22,~~October 3, 2005
/s/ William Rolfe William Rolfe	 ~~Comptroller~~Controller (Principal Accounting Officer)	~~September 22,~~October 3, 2005
/s/ David DiGiacinto David DiGiacinto	Director	~~September 23,~~October 3, 2005
David Donaldson	Director	~~September~~October __, 2005

/s/ Donald Farley Donald Farley	Director	~~September 23,~~October 3, 2005

 ~~/s/ Duane Hopper~~  _______________ Duane Hopper	Director	~~September 23,~~October __, 2005
 ~~/s/ Robert Lifeso~~  ______________ Robert Lifeso	Director	~~September 22,~~October __, 2005

/s/ John Rousseau John Rousseau	Director	~~September __,~~October 3, 2005